Form 10-K, Exhibit 13
period 1994-07-02
SHAW INDUSTRIES INC
filed 1994-09-30
CIK 89498

EXHIBIT 13



                          SHAW INDUSTRIES, INC.
                  ITEMS INCORPORATED BY REFERENCE FROM
                 THE 1994 ANNUAL REPORT TO SHAREHOLDERS




                                                            Page

1.   Stock Prices and Dividends Paid Information             2


2.   Selected Financial Data - Ten Year Financial Review     3-4


3.   Management's Discussion and Analysis of Financial
     Condition and Results of Operations                     5-6


4.   Financial Statements and Supplementary Data             7-21


                                                       Shaw Industries, Inc.
                                                       Stock Information


       High and low stock prices and cash dividends paid by fiscal quarter (after giving effect to two-for-one stock splits effected in the form of stock dividends in December 1993 and March 1992).


                               1994             1993            1992                  Dividends Paid
                                                                                        (Cents)
                         High     Low    High     Low    High   Low                1994    1993    1992

       1st Quarter      24 5/8  16          14  10 1/4  9 5/8   8                  4.50    3.75    3.12
       2nd Quarter      25 1/2  20 1/8  15 1/2  10 1/4  8 7//8  6 1/8              4.50    3.75    3.13
       3rd Quarter      25      17 7/8  19 3/4  14 7/8  14 3/8  8 1/2              5.50    4.50    3.75
       4th Quarter      22 1/2  15 3/4  19 7/8  14 1/8  14      9 7/8              5.50    4.50    3.75

                                                                         Total    20.00   16.50   13.75

       On September 1, 1994, there were 2,184 holders of record of the Company's common stock.



10 YEAR FINANCIAL REVIEW
SHAW INDUSTRIES, INC.
                                                                        (Dollars in 000's except per share data)

                                                 1994        1993             1992             1991             1990

Net Sales                               $   2,630,034   $   2,320,810    $   1,751,285    $   1,607,757    $   1,475,390
Cost of Sales                           $   2,070,915   $   1,851,126    $   1,424,951    $   1,339,569    $   1,182,980
Selling, General and Administrative
 Expenses                               $     326,291   $     280,529    $     206,548    $     180,094    $     159,573
Interest Expense, Net                   $      25,154   $      26,520    $      25,402    $      34,878    $      27,150
Other Expenses (Income)                 $      (4,326)  $        (361)   $         164    $        (279)   $        (237)
Income Before Income Taxes              $     212,000   $     162,996    $      94,220    $      53,495    $     105,924
 As a Percentage of Net Sales                     8.1 %           7.0 %            5.4 %            3.3 %            7.2 %
Effective Tax Rate                               37.4 %          38.3 %           38.4 %           38.2 %           38.2 %
Income Before
     Extraordinary Item                 $     132,535   $     100,623    $      58,045    $      33,051    $      65,443
Extraordinary Item                      $      (3,363)  $          --    $          --    $          --    $          --
Net Income                              $     129,172   $     100,623    $      58,045    $      33,051    $      65,443
 As a Percentage of Net Sales                     4.9 %           4.3 %            3.3 %            2.1 %            4.4 %
 As a Percentage of Average
  Total Assets                                    8.7 %           8.5 %            6.1 %            4.1 %            9.8 %
 As a Percentage of Average
  Invested Capital                               12.9 %          11.9 %            8.7 %            6.0 %           14.2 %
 As a Percentage of Average
  Shareholders' Investment                       18.7 %          17.9 %           17.5 %           14.9 %           31.0 %
Earnings Per Share:
 Primary and Fully Diluted              $        0.89   $        0.72    $        0.46    $        0.29    $        0.53
Cash Dividends Per Share                $        0.20   $       0.165    $       0.138    $       0.125    $       0.113
Property Additions                      $     251,368   $     157,217    $     118,236    $      87,459    $     167,732
Depreciaton and Amortization            $      86,518   $      73,580    $      63,167    $      59,279    $      46,311
Weighted Average Shares Outstanding:
 Primary                                  145,104,828     140,310,268      124,887,450      114,478,396      123,907,712
 Fully Diluted                            145,136,362     140,639,848      125,015,030      115,275,232      123,907,712
At Year-End:
  Working Capital                       $     404,715   $     433,947    $     392,848    $     256,700    $     258,053
  Current Ratio                                   1.8             2.3              2.4              2.2              2.1
  Property, Plant and Equipment, Net    $     637,575   $     473,438    $     389,478    $     334,465    $     308,186
  Total Assets                          $   1,682,148   $   1,280,410    $   1,090,055    $     813,519    $     793,505
  Total Long-Term Debt                  $     382,192   $     248,309    $     316,077    $     357,319    $     304,375
  Shareholders' Investment              $     710,100   $     670,048    $     457,334    $     205,946    $     237,403
  Total Invested Capital*               $   1,092,292   $     918,357    $     773,411    $     563,265    $     541,778
  Shareholders' Investment Per Share    $        5.08   $        4.68    $        3.47    $        1.91    $        1.98

*The sum of shareholders' investment and long-term debt.

NOTE:  All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992, May 1989 and May 1986.


10 YEAR FINANCIAL REVIEW-CONTINUED




                                             1989            1988             1987             1986             1985

Net Sales                               $   1,175,962   $     958,288    $     694,203    $     550,024    $     519,472
Cost of Sales                           $     947,062   $     778,233    $     559,377    $     439,697    $     412,626
Selling, General and Administrative
 Expenses                               $     130,129   $     107,425    $      72,150    $      62,494    $      54,520
Interest Expense, Net                   $      22,379   $      18,915    $       8,042    $       4,679    $       5,869
Other Expenses (Income)                 $        (572)  $        (218)   $        (306)   $        (299)   $        (184)
Income Before Income Taxes              $      76,964   $      53,933    $      54,940    $      43,453    $      46,641
 As a Percentage of Net Sales                     6.5 %           5.6 %            7.9 %            7.9 %            9.0 %
Effective Tax Rate                               38.1 %          37.3 %           48.0 %           44.5 %           44.5 %
Income Before
     Extraordinary Item                 $      47,618   $      33,792    $      28,545    $      24,095    $      25,881
Extraordinary Item                                 --              --    $          --    $          --    $          --
Net Income                              $      47,618   $      33,792    $      28,545    $      24,095    $      25,881
 As a Percentage of Net Sales                     4.0 %           3.5 %            4.1 %            4.4 %            5.0 %
 As a Percentage of Average
  Total Assets                                    8.8 %           7.4 %            8.9 %            9.4 %           11.4 %
 As a Percentage of Average
  Invested Capital                               12.4 %          10.5 %           12.3 %           12.7 %           15.8 %
 As a Percentage of Average
  Shareholders' Investment                       27.9 %          21.8 %           19.4 %           18.3 %           23.0 %
Earnings Per Share:
 Primary and Fully Diluted              $        0.39   $        0.27    $        0.21    $        0.18    $        0.19
Cash Dividends Per Share                $       0.092   $       0.079    $       0.063    $       0.041    $       0.035
Property Additions                      $      25,796   $     109,320    $      54,733    $      32,659    $      20,518
Depreciaton and Amortization            $      39,235   $      33,975    $      24,033    $      18,788    $      16,075
Weighted Average Shares Outstanding:
 Primary                                  121,228,256     127,197,968      134,116,696      136,348,384      136,394,464
 Fully Diluted                            121,228,256     127,197,968      134,116,696      136,348,384      136,394,464
At Year-End:
  Working Capital                       $     210,434   $     201,225    $     141,679    $     118,345    $      96,458
  Current Ratio                                   2.5             2.4              2.5              2.9              2.8
  Property, Plant and Equipment, Net    $     187,385   $     200,985    $     126,431    $      95,861    $      83,796
  Total Assets                          $     538,001   $     546,253    $     362,756    $     278,911    $     236,115
  Total Long-Term Debt                  $     196,515   $     230,027    $     104,806    $      63,716    $      51,284
  Shareholders' Investment              $     184,735   $     157,115    $     152,600    $     141,218    $     122,662
  Total Invested Capital*               $     381,250   $     387,142    $     257,406    $     204,934    $     173,946
  Shareholders' Investment Per Share    $        1.54   $        1.28    $        1.16    $        1.04    $        0.90




Shaw Industries, Inc.
Management's Discussion and Analysis of Financial Condition and
Results of Operations


Financial Condition, Liquidity and Capital Resources

     The Company's business, as well as the United States' carpet industry in general, is cyclical in nature and is significantly affected by general economic conditions. The level of carpet sales tends to reflect fluctuations in consumer spending for durable goods and, to a lesser extent, fluctuations in interest rates and new housing starts.
Sales and customer order unit levels during fiscal 1994 were higher than in fiscal 1993 as the Company, the carpet industry and the general economy continued to rebound.
Specifically, the Company had a 13.3 percent increase in fiscal
1994 net sales over fiscal 1993 principally related to a volume increase in shipments. Recent international acquisitions were a contributing factor to this increase in volume. The industry business activity for 1994 was reflective of the general economy and moved ahead at a reasonable growth rate.

     During fiscal 1994, working capital decreased $29.2 million and cash decreased $34.9 million. The principal source of cash was provided by operating activities in the amount of $146.2 million, principally from net income of $129.2 million and depreciation and amortization of $86.5 million. Financing activities also provided cash in the amount of $43.6 million, which principally resulted from additional borrowings of $170.0 million from the revolving credit agreement and an increase in net borrowings of short-term notes payable of $115.0 million, offset by net long-term debt payments of $138.2 million, purchases of treasury stock of $69.7 million, capital lease payments of $6.5 million and the payment of cash dividends of $28.7 million. The principal cash flow items used in investing activities were for additions to property, plant and equipment of $164.2 million and investments in business assets acquired of $63.6 million.





     The Company's liquidity condition remains strong. Conservation of capital and the maintenance of a strong balance sheet have enabled the Company to become a preeminent force in the carpet industry. During 1994, the Company elected to prepay notes payable with interest rates of 9.48% to 10.49%. An extraordinary charge of $3,363,000 (net of income tax benefit of $2,150,000) was incurred as a result of this early retirement. The Company replaced this debt with borrowings under the revolving credit agreement at LIBOR-based rates providing for substantial future interest savings. Capital expenditures (including capital lease obligations, but not including acquisitions in
1994) for incremental additions and modifications to plant and equipment necessary to maintain the facilities in a modern, state-of-the-art condition were $164.6 million for fiscal 1994. Management anticipates capital expenditures and capitalized lease obligations of approximately $130.0 million during fiscal 1995 to maintain its facilities and to expand and upgrade its tufting, dyeing, finishing, yarn processing, distribution, transportation and materials handling equipment to meet anticipated increases in sales volume and to improve efficiency. These expenditures will be funded through cash flow from operations and, if appropriate, through additional sources of long-term capital. The
Company has short-term credit lines with banks aggregating $300.0 million, of which $165.0 million was unused at July 2, 1994. The Company believes it could expand its line of credit and long-term bank facilities, if necessary.

Inflation

     The Company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials decreased in fiscal 1992, 1993 and 1994 from the levels experienced in fiscal 1991.
The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost-effective manufacturing and other operational procedures. The
Company's ability to mitigate the effects of price changes will depend on market factors.



Results of Operations - Fiscal 1994 Compared to Fiscal 1993

     Net sales increased $309,224,000, or 13.3 percent, to $2,630,034,000 in fiscal 1994, primarily as a result of an increase in the volume of shipments. Results for fiscal 1994 included incremental sales of $139,378,000 attributable to recent international acquisitions. The results of the acquired operations did not have a material effect on the Company's net income in 1994. Gross profit margins as a percentage of net sales increased 1.1 percent to
21.3 percent for fiscal 1994 from 20.2 percent for fiscal 1993 principally as a result of an increase in the efficiency relationship of volume and fixed costs. Selling, general and administrative expenses increased $45,762,000 or 16.3 percent in fiscal 1994 compared to fiscal 1993, and increased .3 percent to 12.4 percent of net sales. The increase in percentage of net sales is due substantially to aggressive sales efforts to increase sales. Interest expense, net, decreased $1,366,000 to $25,154,000 and decreased .2 percent to
1.0 percent of net sales. The effective income tax rate decreased .9 percent to 37.4 percent for fiscal 1994 compared to fiscal 1993 primarily due to deferred tax adjustments.


Results of Operations - Fiscal 1993 Compared to Fiscal 1992

     Net sales increased $569,525,000, or 32.5 percent, to $2,320,810,000 in fiscal 1993, primarily as a result of an increase in the volume of shipments. Results for fiscal 1993 included incremental sales of $415,413,000 attributable to acquisitions. Gross profit margins as a percentage of net sales increased 1.6 percent to 20.2 percent for fiscal 1993 compared to 18.6 percent for fiscal 1992 principally as a result of an increase in the efficiency relationship of volume and fixed costs. Selling, general and administrative expenses increased $73,981,000 or 35.8 percent in fiscal 1993 compared to fiscal 1992, and increased .3 percent to 12.1 percent of net sales. The increase in percentage of net sales is due substantially to continued sales efforts to increase sales in a weak economy. Interest expense, net, increased $1,118,000 to $26,520,000 in fiscal 1993 compared to fiscal 1992 due principally to additional borrowings. The effective income tax rate was 38.3 percent in fiscal 1993 compared to 38.4 percent in fiscal 1992.


CONSOLIDATED BALANCE SHEETS
SHAW INDUSTRIES, INC.


July 2, 1994 and July 3, 1993
                                                                            1994             1993

ASSETS
Current Assets:
 Cash                                                           $     12,597,000       $    47,545,000

 Accounts and notes receivable, less allowance for doubtful
    accounts and discounts of $18,455,000 in 1994 and
    $14,342,000 in 1993                                              367,613,000           307,241,000

 Inventories:
  Raw materials                                                      240,726,000           191,684,000
  Work-in-process                                                     36,110,000            24,066,000
  Finished goods                                                     249,302,000           185,977,000

                                                                     526,138,000           401,727,000

 Prepaid expenses                                                     24,507,000             4,080,000

     Total current assets                                            930,855,000           760,593,000



Property, Plant and Equipment, at cost:
  Land and land improvements                                          28,196,000            17,484,000
  Buildings and leasehold improvements                               231,892,000           196,984,000
  Machinery and equipment                                            743,908,000           641,080,000
  Construction in progress                                           114,604,000            19,878,000

                                                                   1,118,600,000           875,426,000
  Less - Accumulated depreciation                                    481,025,000           401,988,000

                                                                     637,575,000           473,438,000

Goodwill and Other Assets                                            113,718,000            46,379,000

                                                                 $ 1,682,148,000       $ 1,280,410,000



















                                                                                1994           1993

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Notes payable                                                      $   135,000,000     $    20,000,000
  Current maturities of long-term debt                                    40,579,000          69,648,000
  Accounts payable                                                       225,368,000         140,044,000
  Accrued liabilities                                                    125,193,000          96,954,000

     Total current liabilities                                           526,140,000         326,646,000

Long-Term Debt, less current maturities                                  382,192,000         248,309,000

Deferred Income Taxes                                                     38,095,000          26,700,000

Other Liabilities                                                         11,831,000           8,707,000

Minority Interest In Consolidated Subsidiary                              13,790,000                   -


Commitments and Contingencies


Shareholders' Investment:
  Preferred stock; 250,000 shares authorized, no shares                            -                   -
  Common stock, no par, $1.11 stated value, authorized
    500,000,000 shares; issued 139,868,162 shares at July 2, 1994
    and 71,551,798 shares at July 3, 1993                                155,254,000          79,423,000
  Paid-in capital                                                        159,192,000         293,608,000
  Foreign currency translation adjustment                                 (2,488,000)            131,000
  Retained earnings                                                      398,212,000         297,754,000

                                                                         710,170,000         670,916,000
  Less - Unearned compensation                                                70,000             868,000

                                                                         710,100,000         670,048,000

                                                                     $ 1,682,148,000     $ 1,280,410,000


The accompanying notes are an integral part of these consolidated financial statements.




CONSOLIDATED STATEMENTS OF INCOME


For Years Ended July 2, 1994, July 3, 1993 and June 27, 1992
                                                             1994           1993               1992

Net Sales                                          $2,630,034,000     $2,320,810,000     $1,751,285,000

Costs and Expenses:
  Cost of sales                                     2,070,915,000      1,851,126,000      1,424,951,000
  Selling, general and administrative                 326,291,000        280,529,000        206,548,000

                                                    2,397,206,000      2,131,655,000      1,631,499,000

Operating Income                                      232,828,000        189,155,000        119,786,000

Other Expenses (Income):
  Interest expense                                     25,911,000         27,280,000         25,538,000
  Interest income                                        (757,000)          (760,000)          (136,000)

    Interest, net                                      25,154,000         26,520,000         25,402,000

  Miscellaneous, net                                   (4,326,000)          (361,000)           164,000

                                                       20,828,000         26,159,000         25,566,000

Income Before Income Taxes, Minority Interest
  and Extraordinary Item                              212,000,000        162,996,000         94,220,000
Provision for Income Taxes                             79,386,000         62,373,000         36,175,000

Income Before Minority Interest
  and Extraordinary Item                              132,614,000        100,623,000         58,045,000

Minority Interest in
  Consolidated Subsidiary                                 (79,000)                 -                  -

Income Before Extraordinary
  Item                                                132,535,000        100,623,000         58,045,000

Extraordinary Loss on Early Extinguishment of Debt
  (net of income tax benefit of $2,150,000)            (3,363,000)                 -                  -

Net Income                                         $  129,172,000    $   100,623,000    $    58,045,000

Earnings Per Common Share:
  Primary and Fully Diluted Basis-
     Income Before Extraordinary
        Item                                       $         0.91     $         0.72     $         0.46
     Extraordinary Item                                     (0.02)                 -                  -

     Net Income                                    $         0.89     $         0.72     $         0.46

Weighted Average Shares Outstanding:
  Primary                                             145,104,828        140,310,268        124,887,450
  Fully diluted                                       145,136,362        140,639,848        125,015,030


The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For Years Ended July 2,1994, July 3, 1993  and June 27, 1992
                                              Common Stock        Paid-In     Equity Adjustmen  Retained       Unearned
                                    Shares         Amount         Capital     From Translation  Earnings       Compensation

Balance, June 29, 1991             26,924,800 $   29,887,000 $            - $             -     $  178,523,000 $   (2,464,000)
  Net income                                -              -              -               -         58,045,000              -
  Issuance of stock in a
    public offering                 4,062,500      4,509,000    130,315,000               -                  -              -
  Issuance of two-for-one
    stock split                    30,987,300     34,396,000    (34,396,000)              -                  -              -
  Issuance of stock in
    merger                          2,874,852      3,191,000     66,525,000               -                  -              -
  Amortization of unearned
    compensation                            -              -              -               -                  -        798,000
  Exercise of stock options         1,131,000      1,255,000      3,431,000               -                  -              -
  Cash dividends paid
    ($.138 per share)                       -              -              -               -        (16,681,000)             -

Balance, June 27, 1992             65,980,452     73,238,000    165,875,000               -        219,887,000     (1,666,000)
  Net income                                -              -              -               -        100,623,000              -
  Issuance of stock in a
    public offering                 4,471,500      4,964,000    120,251,000               -                  -              -
  Exercise of discounted
    stock options                     144,298        160,000        120,000               -                  -              -
  Exercise of stock options           956,850      1,062,000      4,003,000               -                  -              -
  Adjustment to stock
    issued in merger                   (1,302)        (1,000)       (30,000)              -                  -              -
  Foreign currency translation
    adjustment                              -              -              -         131,000                  -              -
  Tax benefit on
    disqualified dispositions
    of stock options                        -              -      3,389,000               -                  -              -
  Amortization of unearned
    compensation                            -              -              -               -                  -        798,000
  Cash dividends paid
    ($.165 per share)                       -              -              -               -        (22,756,000)             -

Balance, July 3, 1993              71,551,798     79,423,000    293,608,000         131,000        297,754,000       (868,000)
   Net income                               -              -              -               -        129,172,000              -
   Purchase and retirement
      of common stock              (4,195,700)    (4,657,000)   (65,074,000)              -                  -              -
  Exercise of discounted
      stock options                    60,186         67,000        (66,000)              -                  -              -
   Exercise of stock options          554,900        616,000      1,091,000               -                  -              -
   Issuance of two-for-one
      stock split                  71,754,831     79,648,000    (79,648,000)              -                  -              -
   Issuance of stock in acquisiti     142,147        157,000      6,288,000               -                  -              -
   Foreign currency translation
      adjustment                            -              -              -      (2,619,000)                 -              -
   Tax benefit on
      disqualified dispositions
      of stock options                      -              -      2,993,000               -                  -              -
   Amortization of unearned
      compensation                          -              -              -               -                  -        798,000
   Cash dividends paid
      ($.200 per share)                     -              -              -               -        (28,714,000)             -
Balance, July 2, 1994             139,868,162 $  155,254,000 $  159,192,000 $    (2,488,000)    $  398,212,000 $      (70,000)


The accompanying notes are an integral part of these consolidated financial statements.

                                                                         10
/TABLE

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended July 2, 1994, July 3, 1993 and June 27, 1992
                                                                 1994             1993             1992
Operating Activities:
Net Income                                                 $  129,172,000   $  100,623,000   $   58,045,000
Adjustments to Reconcile Net Income to
 Net Cash Provided by Operating Activities:
  Depreciation and amortization                                86,518,000       73,580,000       63,167,000
  Provision for doubtful accounts                              14,909,000       11,444,000        5,778,000
  Stock option compensation expense                               798,000          798,000          798,000
  Changes in assets and liabilities, net of acquisitions:
  Accounts and notes receivable                               (22,031,000)     (70,414,000)     (42,105,000)
  Inventories                                                 (83,181,000)      37,629,000      (40,167,000)
  Accounts payable                                             49,192,000       10,505,000      (39,871,000)
  Accrued liabilities                                           1,953,000       11,097,000        7,518,000
  Deferred income taxes                                         4,731,000          878,000       (2,483,000)
  Other, net                                                  (35,859,000)       1,311,000        8,070,000
          Total Adjustments                                    17,030,000       76,828,000      (39,295,000)
     Net Cash Provided by Operating Activities                146,202,000      177,451,000       18,750,000
Investing Activities:
  Additions to property, plant and equipment                 (164,227,000)     (56,661,000)     (50,712,000)
  Business assets acquired                                    (63,642,000)    (110,778,000)               -
  Proceeds from disposition of property,
   plant and equipment                                          3,145,000          267,000           69,000
  Purchase of Salem Carpet Mills, Inc.                                  -                -       (2,100,000)
     Net Cash Used In Investing
      Activities                                             (224,724,000)    (167,172,000)     (52,743,000)
Financing Activities:
  Borrowings from revolving credit agreement                  170,000,000        5,000,000       45,000,000
  Repayments on revolving credit agreement                              -                -     (120,000,000)
  Principal payments on long-term debt                       (138,167,000)     (57,560,000)     (23,557,000)
  Principal payments under capital lease obligations           (6,522,000)      (8,686,000)      (5,416,000)
  Net borrowings (payments) on short-term notes payable       115,000,000      (25,000,000)      21,050,000
  Purchase and retirement of common stock                     (69,731,000)               -                -
  Exercise of stock options                                     1,708,000        4,350,000        4,686,000
  Dividends paid                                              (28,714,000)     (22,756,000)     (16,681,000)
  Net proceeds from sale of common stock                                -      125,215,000      134,824,000
     Net Cash Provided by Financing Activities                 43,574,000       20,563,000       39,906,000
Net (Decrease) Increase in Cash                               (34,948,000)      30,842,000        5,913,000
Cash at the Beginning of Year                                  47,545,000       16,703,000       10,790,000
Cash at End of Year                                        $   12,597,000   $   47,545,000   $   16,703,000
Supplemental disclosures of cash flow information:
  Cash paid during the year for -
    Interest                                               $   25,698,000   $   32,578,000   $   19,821,000
    Income taxes                                           $   75,300,000   $   58,241,000   $   37,793,000
  Non-cash capital lease obligations                       $      378,000   $    3,492,000   $    2,369,000




The accompanying notes are an integral part of these consolidated financial statements.



Notes to Consolidated Financial Statements
            Shaw Industries, Inc.





July 2, 1994, July 3, 1993 and June 27, 1992

Note 1  Summary of Accounting Policies
     The consolidated financial statements include the accounts of Shaw Industries, Inc. and subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year end, which is the Saturday closest to June 30, has been changed to the Saturday closest to December 31 effective in December 1994.
     Revenues are recognized when goods are shipped.
     Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The Company primarily uses the last-in, first-out (LIFO) method of valuing its inventories in order to more properly match current costs against current revenues, thereby reducing the effects of inflation on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $6,449,000 and $5,984,000 lower than those reported at July 2, 1994 and July 3, 1993, respectively. During 1993, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of 1993 purchases, the effect of which increased cost of goods sold by approximately $1,033,000 and decreased net income by approximately $635,000, but did not affect earnings per share.
     Property, Plant and Equipment is recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are charged to expenses as incurred. Maintenance and repairs expense for 1994, 1993 and 1992 was $78,492,000, $68,977,000 and $50,527,000, respectively. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts and any gains or losses thereon are included in income.
For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets (15 to 35 years for buildings and 5 to 14 years for machinery and equipment). Leasehold improvements are amortized over the terms of the leases.
     Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. Accumulated amortization was
$2,590,000 and $666,000 at July 2, 1994 and July 3, 1993,
respectively.
     Accrued Liabilities include $19,640,000 and $15,692,000 for workers' compensation claims and $22,278,000 and $20,237,000 for returns and allowances at July 2, 1994 and July 3, 1993, respectively.
     Deferred Income Taxes are provided for temporary differences in recording various items for financial and income tax reporting purposes.
     The Company's Retirement Savings Plan provides, among other things, for voluntary contributions by employees not to exceed 15% of their gross salaries and wages and a 50% matching contribution by the Company for employees with three or more years of continuous employment. During 1994, 1993 and 1992, the Company contributed $8,612,000, $8,133,000 and $5,820,000, respectively, under the plan.
     The Company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1994, 1993 and 1992, the Company provided $2,243,000, $1,925,000, and $1,639,000, respectively, under the plan. These amounts have been recorded as Other Liabilities in the accompanying balance sheets.
     Earnings Per Share have been computed based upon the weighted average shares outstanding and include the number of dilutive common stock equivalents outstanding during the year. All Earnings Per Share and Shareholders' Investment amounts have been adjusted for the two-for-one stock splits effected in the form of stock dividends in December 1993 and March 1992.
     Certain prior year amounts have been reclassified to conform with the 1994 presentation.



Notes to Consolidated Financial Statements
       Shaw Industries, Inc.


Note 2 Indebtedness
Long-term debt presented in the accompanying consolidated balance sheets at July 2, 1994 and July 3, 1993 consisted of the following (000's omitted):

                                                           1994           1993


Revolving credit agreement at LIBOR based rate          $300,000       $130,000

Revolving loan facility at LIBOR based rate               42,243              -

Revolving loan facility at LIBOR based rate               24,608              -

9.48% term notes payable                                       -        108,750

9.31%  term notes payable                                      -          8,000

10.49% term notes payable                                      -         27,000

Term loan payable at LIBOR based rate                          -         15,080

Other                                                     43,119         19,136

Capitalized lease obligations (Note 5)                    12,801          9,991

                                                         422,771        317,957

Less - current maturities                                (40,579)       (69,648)


                                                        $382,192       $248,309


      The Company elected to exercise its option to prepay the 9.48%, 9.31% and 10.49% term notes payable at June
30, 1994. An extraordinary charge of $3,363,000 (net of income tax benefit of $2,150,000) was incurred as a result of the early retirement of the notes payable.
   The revolving credit agreement was amended during 1994 to provide for borrowings of up to $300 million.
This increase in availability was utilized to repay the term notes payable. The revolving credit agreement expires in fiscal year 2000. The LIBOR rate at July 2, 1994 was approximately 4.8%.
     The amended revolving credit agreement contains, among other provisions (1) restrictions as to creation or assumption of liens, payments of cash dividends and acquisitions of the Company's stock, (2) limitation as to new indebtedness and lease obligations, and (3) financial requirements as to minimum working capital ($200,000,000), current ratio of 1.75 and ratio of cash flow to fixed charges of
1.5 in 1994 (actual was 1.6) and 2.0 thereafter. Retained earnings of $82,289,000 are available for the payment of cash dividends and the acquisition of the Company's stock at July 2, 1994.
       The aggregate annual maturities of long-term debt, including the capitalized lease obligations, as of July 2, 1994 are as follows: 1995 - $40,579,000; 1996 - $73,962,000; 1997 -
$4,416,000; 1998 - $76,555,000; 1999 -
$75,235,000; 2000 and thereafter - $152,024,000.  The carrying value of the Company's variable rate debt approximates fair market value.




Notes to Consolidated Financial Statements
  Shaw Industries, Inc.


      The following data is presented with respect to short-term notes payable under line-of-credit agreements in 1994 and 1993 (000's omitted):




                                                           1994          1993
Lines of credit -

    Available at year-end                                $300,000      $ 50,000

    Unused at year-end                                   $165,000      $ 30,000

Average borrowing for the year, determined
on a monthly basis                                       $ 53,330      $ 72,500

Maximum outstanding at any month-end                     $135,000      $170,000


Note 3 Shareholders' Investment
     Under the Company's 1987 Incentive Stock Option Plan, eight million shares of common stock are reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five years.
     Under the Company's 1992 Incentive Stock Option Plan, six million shares of common stock are reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five to ten years.
     The Company's 1989 Discounted Stock Option Plan provides for the issuance of up to 880,000 shares of common stock to key employees. Options for 880,000 shares were granted to three officers at $.25 per share. The difference between the option price and market price at the date of grant is being amortized over the option period.
For 1994, 1993 and 1992 this expense was $798,000 for each year. Beginning in July 1990, 176,000 shares per year are exercisable for five years. During 1994, 176,000 shares were exercised, 352,000 shares were exercised in 1993, no shares were exercised in 1992 and 176,000 shares were exercised in 1991.
     During March 1989, the Company adopted a Shareholder Rights Plan and pursuant thereto declared a dividend of one Right for each outstanding share of common stock. When exercisable, each Right will entitle its holder to buy a fraction of a share of Series A
Participating Preferred Stock at a price of $12.50 per share
(the "Purchase Price"). If a person or group acquires or makes a tender or exchange offer to acquire 20% or more of the Company's common stock without the consent of the Company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right will entitle the holder, other than the Acquiring Shareholder , to receive, upon payment of the Purchase Price, in lieu of preferred stock, a number of shares of common stock of the Company having a market value equal to twice the Purchase Price. The Rights may be redeemed by the Company under certain circumstances at a price of $.01 per Right. The Rights have no voting power and, until exercised, no dilutive effect on net income per common share. If not previously redeemed, the Rights will expire in April 1999. The
Company has designated 200,000 shares, of the 250,000 shares of preferred stock authorized, as Series A
Participating Preferred Stock for issuance upon exercise of the Rights.
     In December 1992, 4,471,500 shares of the Company's common stock were issued in a public offering.
Net proceeds from the sale of the common stock of $125,215,000 were used to reduce short-term notes payable of $120,000,000 incurred to finance the acquisition of the polypropylene carpet fiber manufacturing operations of Amoco Fabrics and Fibers Company in September 1992, and the balance of the proceeds of $5,215,000 was used for working capital.



Notes to Consolidated Financial Statements
Shaw Industries, Inc.

       The following is a summary of stock option information for the 1987 and 1992 Incentive Stock Option Plans (adjusted for the two-for-one stock splits effected in the form of stock dividends in December 1993 and March 1992):

                                                     1994               1993

Options outstanding, beginning of year           3,454,700           2,890,000

Options granted                                          -           2,498,400

Options exercised                                 (655,600)         (1,913,700)

Options canceled                                  (171,200)            (20,000)

Options outstanding, end of year                 2,627,900           3,454,700

Option price range per share                $2.07 - $11.98      $2.07 - $11.98

Options exercisable, end of year                   324,700             988,300

Options available for grant                      6,540,800           6,369,600

      Note 4 Income Taxes

           On July 4, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."
Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax accounting basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized. There was no cumulative effect resulting from the adoption.

     The provision for income taxes consisted of the following (000's omitted):

                                             1994         1993        1992

    Federal                                $69,791       $57,327     $34,441

    State                                    8,098         6,572       3,942

                                            77,889        63,899      38,383

Deferred (temporary differences shown) -

    Depreciation                             4,777            60       2,892

    Inventory valuation                      1,475        (3,454)     (3,546)

    Cash discounts and bad debts              (265)        4,126      (2,212)

    Other                                   (4,490)       (2,258)        658

                                             1,497        (1,526)     (2,208)

                                           $79,386       $62,373     $36,175



Notes to Consolidated Financial Statements
Shaw Industries, Inc.


      The differences between the Federal statutory income tax rate and the Company's effective tax rate were as follows:
                                                   1994        1993        1992

Federal statutory rate                             35.0%       34.0%       34.0%

State income taxes, net of Federal tax benefit      3.9         4.3         4.3

Other, net                                         (1.5)         -           .1

                                                   37.4%       38.3%       38.4%



Components of the net deferred income tax liability at July 2, 1994 and July 4, 1993 are shown below (000's omitted):

                                                          1994             1993
 Deferred income tax assets:

   Accrued advertising expenses not currently
   deductible                                        $   4,247        $   4,067

   Reserve for cash discounts and bad debts              5,768            5,503

   Employee benefit accruals not currently deductible   18,257           15,732

   Reserve for returns and allowances                    8,682            7,872

                                                        36,954           33,174




 Deferred income tax liabilities:

   Book basis of inventory over tax basis              (17,795)         (16,320)

   Property tax accrual                                ( 1,971)         ( 2,073)

   Book basis of property, plant and equipment
   over tax basis                                      (41,345)         (36,568)

   Other                                                     -          ( 2,720)

                                                       (61,111)         (57,681)

                                                      $(24,157)        $(24,507)








Notes to Consolidated Financial Statements
Shaw Industries, Inc.


Note 5 Commitments and Contingencies
     From time to time the Company is subject to claims and suits arising in the course of its business. In April
1993, the Company became a defendant in certain litigation alleging personal injury resulting from personal exposure to volatile organic compounds found in carpet produced by the Company. The complaints seek injunctive relief and unspecified money damages on all claims. The Company has denied any liability. In May 1993, the Company became a defendant in certain litigation alleging violation of both federal and state laws relating to unfair competition. The complaint seeks an injunction regarding the unfair competition claims and money damages. The
Company has denied any liability. The Company believes that it has meritorious defenses in these suits and that the litigation will not have a material adverse effect on the Company's financial condition or results of operations. The Company will vigorously defend these suits. In June 1994, the Company and several other carpet manufacturers received grand jury subpoenas from the Antitrust Division of the United States Department of Justice relating to an investigation of the industry. The Company believes that once this investigation is completed it will not have a material adverse effect on the Company's financial condition or results of operations.
     The Company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $49,415,000 at July 2, 1994 and $37,644,000 at July 3, 1993. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was $30,926,000 and $25,219,000 at July 2, 1994 and July 3, 1993, respectively.
The related obligations are included in long-term debt (Note 2). The Company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.
     At July 2, 1994, future minimum lease payments for all capital and operating leases exceeding one year were:




                                        Capital        Operating    Total Future
                                         Leases          Leases       Payments

  1995                               $  8,036,000    $ 20,128,000    $28,164,000

  1996                                  3,473,000      12,948,000     16,421,000

  1997                                  2,109,000       8,729,000     10,838,000

  1998                                    875,000       6,299,000      7,174,000

  1999                                    171,000       2,954,000      3,125,000

  Total payments                       14,664,000    $ 51,058,000    $65,722,000

  Less: amount representing interest    1,863,000

  Present value of capitalized lease
     payments with a weighted average
     interest rate of 8.25%            12,801,000


Rental payments under noncancelable operating leases were $28,840,000, $25,422,000 and $16,537,000 in 1994,
1993 and 1992, respectively.




Notes to Consolidated Financial Statements
Shaw Industries, Inc.

Note 6 Acquisitions
     On May 29, 1992, the Company acquired Salem Carpet Mills, Inc. ("Salem") in accordance with the terms of a merger agreement announced on February 9, 1992. Pursuant to the terms of the merger, former Salem shareholders not electing to receive cash received .363 (unadjusted) of a share of the Company's common stock for each share of Salem common stock owned immediately prior to the merger.
The aggregate value of the Company's common stock exchanged for the Salem common stock was $69,685,000. The holders of approximately
3% of Salem's common shares elected to receive cash of $7.98 per common share in the merger totalling approximately $2,100,000.
     The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Salem have been included in the accompanying financial statements since
May 30, 1992. The purchase price was allocated to assets and liabilities based on their estimated fair value as of the date of the acquisition. The excess of the consideration paid over the estimated fair value of net assets acquired was $38,843,000 and has been recorded as goodwill and is being amortized on the straight-line basis over 40 years. The fair value of assets acquired and liabilities assumed was $158,833,000 and $125,860,000, respectively. The following table summarizes on a pro forma basis the consolidated results of operations as though Salem had been acquired on June 30, 1991 (000's except per share data):


                                                          Unaudited
                                                          Year Ended
                                                          June 27, 1992

Net Sales                                                 $ 2,097,836

Net Income                                                $    55,487

Earnings Per Common Share -
     Primary and Fully Diluted                            $       .43


     On September 25, 1992, the Company acquired Amoco Fabrics and Fibers Company's ("Amoco Fibers") polypropylene carpet fiber manufacturing facilities located in Andalusia, Alabama, and Bainbridge, Georgia, and inventories for approximately $91,606,000 in cash. The Company is now producing polypropylene carpet fiber at these facilities for both its own use and for sale to other manufacturers. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Amoco Fibers have been included in the Company's financial statements since September 26, 1992.
     On March 31, 1993, the Company acquired all of the outstanding stock of Kosset Carpets, Ltd., Bradford, England for approximately $19,043,000 in cash. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Kosset have been included in the accompanying financial statements since April 1, 1993.
     On July 12, 1993, the Company formed a joint venture through which it acquired an interest in Capital Carpet Industries, Pty., Ltd., Melbourne, Victoria, Australia, and Invicta Group Industries, Pty., Ltd., Braybrook, Victoria, Australia (together, "CCI"), enabling the Company to participate in a government-supported rationalization of the Australian carpet industry. On November 4, 1993, the Company acquired the remaining interest in the joint venture. Until November 4, 1993, the investment was accounted for using the equity method, and accordingly, the Company included its share of CCI's income in other income. Subsequent to November 4, 1993, the results of operations of CCI are included in the accompanying financial statements.
     On September 10, 1993, the Company acquired Abingdon Carpets, Gwent, Wales. Abingdon is a British producer of medium-priced tufted carpets and carpet yarns. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Abingdon are included in the accompanying financial statements since September 10, 1993.
     On May 31, 1994, the Company entered into an agreement to form a joint venture with Grupo Industrial Alfa, S.A. de C.V. of Monterrey, Mexico, for the manufacture, distribution and marketing of carpets, rugs and related products in Mexico and South America. The Company acquired a fifty-one percent interest in Terza, S.A. de C.V., and accordingly, the subsidiary is included in consolidation at July 2, 1994 and the results of operations of Terza are included in the accompanying financial statements since May 31, 1994.
     The fiscal 1994 acquisitions did not have a material effect on the Company's results of operations.



Notes to Consolidated Financial Statements
Shaw Industries, Inc.


Note 7   Information About the Company's Foreign Operations
     The following information is presented regarding the Company's foreign operations for the year ended July 2, 1994. Foreign operations
for fiscal years 1993 and 1992 were immaterial.   (000's omitted)

                                                               Adjustments
                                                                   and
                                       Domestic     Foreign    Eliminations     Consolidated


Sales to unaffiliated customers      $2,417,469    $212,565    $     --           $2,630,034



Operating profit                     $  224,207    $  8,621    $     --           $  232,828

Interest expense, net                                                                (25,154)

Miscellaneous income, net                                                              4,326

   Income before income taxes                                                     $  212,000



Identifiable assets                  $1,396,946    $318,409    $(33,207)          $1,682,148




     Sales and transfers between geographic areas and export
sales are not material.    Operating profit is total
revenue less operating expenses.  In computing operating profit, none of the following items have been added or
deducted:  interest expense, miscellaneous income, net income taxes and the extraordinary item related to early
retirement of debt.

     Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.






Notes to Consolidated Financial Statements                                                Shaw Industries, Inc.



Note 8  Quarterly Financial Data (Unaudited)
           Summarized quarterly financial data (000's except per share amounts) for 1994, 1993 and 1992 are as follows:

                                                                      1994 Quarters
                                        First               Second              Third               Fourth

Net Sales                          $      649,516      $      638,173      $      620,126      $      722,219
Gross Profit                              137,301             129,694             126,198             165,926
Net Income                                 34,096              29,272              25,325             40,479*
Earnings Per Share  -
   Primary and Fully Diluted                 0.24                0.20                0.17               0.28*


                                                                      1993 Quarters
                                        First               Second              Third               Fourth

Net Sales                          $      546,822      $      585,395      $      519,318      $      669,275
Gross Profit                              108,714             114,889             100,507             145,574
Net Income                                 21,815              24,540              16,596              37,672
Earnings Per Share  -
   Primary and Fully Diluted                 0.16                0.18                0.12                0.26


                                                                      1992 Quarters
                                        First               Second              Third               Fourth

Net Sales                          $      436,817      $      410,723      $      403,948      $      499,797
Gross Profit                               78,930              76,449              69,934             101,021
Net Income                                 13,179              12,526               8,891              23,449
Earnings Per Share-
   Primary and Fully Diluted**               0.12                0.10                0.07                0.18



 *The fourth quarter net income and per share amounts include the effect of an extraordinary loss on early extinguishment of debt of $3,363,000 or $.02 per share, net of applicable tax benefit.

**The sum of the 1992 quarterly net earnings per share amounts is different from the annual net earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.






Report of Independent Public Accountants

To the Shareholders of Shaw Industries, Inc.:


     We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of July 2, 1994 and July 3, 1993 and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended July 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of July 2, 1994 and July 3, 1993 and the results of their operations and their cash flows for each of the three years in the period ended July 2, 1994 in conformity with generally accepted accounting principles.


Arthur Andersen LLP
Atlanta, Georgia
August 8, 1994


                               21