Form 10-K, Exhibit 13
SHAW INDUSTRIES INC
filed 1995-03-31
CIK 89498

EXHIBIT 13

                                                        Stock Information


       High and low stock prices and cash dividends paid by fiscal quarter (after giving effect to two-for-one stock splits effected in the form of stock dividends in December 1993 and March 1992)

                          1994               1993            1992                        Dividends Paid

                        High     Low    High     Low    High    Low                1994    1993    1992
       1st Quarter          25  17 7/8  19 3/4  14 7/8  14 3/8  8 1/2              5.50    4.50    3.75
       2nd Quarter      25 1/2  15 3/4  19 7/8  14 1/8  14      9 7/8              5.50    4.50    3.75
       3rd Quarter      17 7/8  13 7/8  24 5/8  16      14      10 1/4             5.50    4.50    3.75
       4th Quarter      15 3/4  12 7/8  25 1/2  20 1/8  15 1/2  10 1/4             5.50    4.50    3.75

                                                                         Total    22.00   18.00   15.00

     On March 1, 1995, there were 4,449 holders of record of the Company's common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition, Liquidity and Capital Resources
     The Company's business, as well as the United States carpet industry in general, is cyclical in nature and is significantly affected by general economic conditions. The level of carpet sales tends to reflect fluctuations in consumer spending for durable goods and, to a lesser extent, fluctuations in interest rates and new housing starts. The Company's financial condition and results of operations reflect the continuing stability of the domestic economy and the recovering global economy. Of the 12.6 percent increase in 1994 net sales over 1993, domestic growth represented 5 percent. The domestic operations experienced increases in sales volume; however, these were partially offset by lower sales prices resulting from increased price competition. The Company's recent international acquisitions contributed the remaining sales growth in 1994.
The Company's business activity for 1994 reflected the conditions experienced by the remainder of the industry.
     During 1994, working capital increased $179.9 million and cash and cash equivalents increased $1.6 million. The principal source of cash was provided by operating activities of $88.6 million, principally net income of $127.0 million adjusted for depreciation and amortization of $84.9 million. Cash from operating activities was used in part to fund increases in inventories and receivables. Financing activities provided cash of $80.3 million. Additional long-term borrowings of $389.1 million exceeded purchases of common stock of $110.4 million, debt repayments and the payment of cash dividends. Investing activities consisted of cash used for purchases of property, plant and equipment of $158.9 million excluding business acquisitions. The Company's liquidity remains strong. Effective use of capital and the Company's ability to generate excess cash flows from operations has enabled it to invest in technologies which reduce production costs and generate margins that exceed industry averages and has enabled the Company to be a preeminent force in the carpet industry. During 1994, accounts receivable and inventories increased by 13.8 percent and 12.4 percent, respectively. These increases are primarily attributable to the increase in sales and to international acquisitions. The allowance for doubtful accounts and discounts increased primarily as a result of increased sales and increased allowances for cash discounts. Accounts payable decreased primarily as a result of the timing of purchases.
     During 1994, the Company elected to prepay notes payable with interest rates of 9.48 percent to 10.49 percent. An extraordinary charge of $3.4 million (net of income tax benefit of $2.2 million) was incurred as a result of this early extinguishment. The Company replaced this debt with borrowings under an amended revolving credit agreement at LIBOR-based rates providing for substantial future interest savings (the LIBOR rate was 6 percent at December 31, 1994). The revolving credit agreements in place at December 31, 1994 provide for borrowings of up to $698.5 million of which $99.1 million was available at year end. Long-term debt, including current maturities, totaled $653.0 million at December 31, 1994 compared to $389.4 million at January 1, 1994 and increased primarily as a result of investing activities and stock purchases.
     Capital expenditures (excluding acquisitions) for incremental additions and modifications to plant and equipment necessary to maintain the facilities in a modern state-of-the-art condition were $158.9 million for 1994. Management anticipates capital expenditures and capitalized lease obligations of approximately $90 million during 1995 to maintain its facilities and to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume and to improve efficiency. These expenditures will be funded through cash flow from operations and, if appropriate, through additional sources of long-term capital. The Company believes it could expand its lines of credit and long-term bank facilities, if necessary.

     Beginning in early 1993 and continuing in 1994, the Company has expanded its operations through acquisitions in Australia, the United Kingdom and Mexico. In 1994 and 1993, international operations accounted for approximately
10.4 percent and 3.9 percent of the Company's net sales, respectively. Goodwill recorded as a result of the acquisitions totals a cumulative amount of $67.5 million. As a result of its foreign acquisitions, the Company has limited exposure to fluctuations in foreign currency exchange rates on its intercompany payables and on certain other U.S. dollar denominated net liabilities of its foreign subsidiaries. The Company may employ foreign exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce such exposure. As of December 31, 1994, the Company had a foreign currency exchange contract with which it had hedged approximately $14.1 million of US dollar denominated net liabilities of a foreign subsidiary. Foreign currency exchange rate fluctuation gains and losses were not material in 1994 and 1993.

Inflation
     The Company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials decreased in 1992 and 1993 from the levels experienced in 1991, and in 1994 increased slightly from the levels experienced in 1993. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost-effective manufacturing and other operational procedures. The Company's ability to mitigate the effects of price changes will depend on market factors.

 Results of Operations - 1994 Compared to 1993

     Net sales increased  $312,245,000,  or 12.6 percent,  to  $2,788,527,000 in
1994, primarily as a result of an increase in the volume of shipments offset in part by lower sales prices caused by increased competition. Results for 1994 included incremental sales of $163,523,000 attributable to international acquisitions. The results of the acquired operations did not have a material effect on the Company's net income in 1994. Gross profit margins as a percentage of net sales increased .9 percent to 21.6 percent for 1994 from 20.7 percent for 1993 as increases in the efficiency relationship of volume and fixed costs outweighed higher raw material costs. Selling, general and administrative expenses increased $64,399,000 or 21.3 percent in 1994 compared to 1993, and increased .9 percent to 13.1 percent of net sales. With the continuing aggressive efforts to increase sales in an increasingly competitive sales environment, this increase in selling, general and administrative expenses as a percentage of net sales occurred with no one category of expense responsible for a significant portion of the increase. Interest expense, net, increased
$5,915,000 to $30,022,000 as a result of additional borrowings and remained level at 1.0 percent of net sales. The effective income tax rate was 37.7 percent in 1994 compared to 38.0 percent in 1993.

Results of Operations - 1993 Compared to 1992

     Net sales increased  $440,320,000,  or 21.6 percent,  to  $2,476,282,000 in
1993, primarily as a result of an increase in sales volume. Results for 1993 included incremental sales of $97,347,000 attributable to acquisitions. Gross profit margins as a percentage of net sales increased 1.3 percent to 20.7 percent for 1993 compared to 19.4 percent for 1992 principally as a result of an increase in the efficiency relationship of volume and fixed costs. Selling, general and administrative expenses increased $61,598,000 or 25.6% in 1993 compared to 1992, and increased .4% to 12.2% of net sales primarily as a result of increased sales efforts. Interest expense, net, decreased $1,976,000 to $24,107,000 in 1993 compared to 1992 due principally to a decrease in interest rates. The effective income tax rate was 38.0 percent in 1993 compared to 38.5 percent in 1992 due to reduced effective state tax rates.

Ten Year Financial Review
(Dollars in 000s except share data)

                                                 1994         1993         1992         1991         1990         1989         1988
Net Sales                                $  2,788,527 $  2,476,282 $  2,035,962 $  1,618,923 $  1,658,771 $  1,266,142 $  1,120,163
Cost of Sales                               2,187,439    1,963,206    1,641,404    1,341,312    1,348,808    1,017,084      905,305
Selling, General and Administrative
Expenses                                      366,189      301,790      240,192      188,363      179,381      138,708      126,500
Interest Expense, Net                          30,022       24,107       26,083       30,973       35,026       20,828       23,776
Other Expenses (Income)                        (5,673)      (2,530)         324          (74)        (483)        (640)        (145)
Income Before Income Taxes, Minority
  Interest and Extraordinary Item             210,550      189,709      127,959       58,349       96,039       90,162       64,727
As a Percentage of Net Sales                      7.6%         7.7%         6.3%         3.6%         5.8%         7.1%         5.8%
Effective Tax Rate                               37.7%        38.0%        38.5%        38.3%        38.0%        38.4%        37.8%
Income Before
Extraordinary Item                            130,389      117,636       78,695       35,985       59,515       55,567       40,285
Extraordinary Item                             (3,363)           -            -            -            -            -            -
Net Income                                    127,026      117,636       78,695       35,985       59,515       55,567       40,285
As a Percentage of Net Sales                      4.6%         4.8%         3.9%         2.2%         3.6%         4.4%         3.6%
As a Percentage of Average
Total Assets                                      8.1%         8.8%         7.7%         4.5%         8.0%         9.4%         8.1%
As a Percentage of Average
Invested Capital                                 10.7%        12.1%        10.5%         6.2%        11.1%        12.7%        10.7%
As a Percentage of Average
Shareholders' Investment                         17.7%        17.5%        16.1%        12.8%        29.1%        29.4%        25.4%
Earnings Per Share:
Primary and Fully Diluted                        0.89         0.81         0.59         0.32          0.5         0.46         0.33
Cash Dividends Per Share                         0.22         0.18         0.15        0.125        0.125          0.1        0.083
Property Additions (including acquisitions)   187,045      174,635      191,830       48,230      116,739      144,308       30,362
Depreciation and Amortization                  84,898       82,416       67,414       62,075       60,734       38,600       41,866
Weighted Average Shares Outstanding:
Primary                                   142,483,289  144,922,740  132,422,293  113,018,088  118,909,198  120,135,363  123,830,721
Fully Diluted                             142,489,938  145,317,217  132,596,479  113,220,148  118,909,198  120,135,363  123,830,721
At Year-End:
Working Capital                               617,338      437,445      448,089      290,305      260,644      224,443      199,458
Current Ratio                                     3.0          2.2          2.6          2.5          2.4          2.3          3.0
Property, Plant and Equipment, Net            656,178      551,873      453,276      344,182      341,266      293,030      192,194
Total Assets                                1,697,378    1,454,266    1,223,439      816,874      790,935      690,202      496,374
Total Long-Term Debt                          612,061      317,914      281,742      235,424      376,499      292,763      205,775
Shareholders' Investment                      713,025      723,830      619,977      358,643      201,667      207,434      170,309
Total Invested Capital*                     1,325,086    1,041,744      901,719      594,067      576,166      500,197      376,084
Shareholders' Investment Per Share               5.20 $       5.04 $       4.38 $       2.89 $       1.87 $       1.73 $       1.39


Ten Year Financial Review Cont.
                                                 1987         1986         1985

Net Sales                                $    753,378 $    624,453 $    528,480
Cost of Sales                                 613,002      498,616      425,221
Selling, General and Administrative
Expenses                                       81,134       69,305       55,947
Interest Expense, Net                          11,305        5,641        5,071
Other Expenses (Income)                          (172)        (525)         (87)
Income Before Income Taxes, Minority
  Interest and Extraordinary Item              48,109       51,416       42,328
As a Percentage of Net Sales                      6.4%         8.2%         8.0%
Effective Tax Rate                               42.5%        47.1%        44.3%
Income Before
Extraordinary Item                             27,666       27,191       23,567
Extraordinary Item                                  -            -            -
Net Income                                     27,666       27,191       23,567
As a Percentage of Net Sales                      3.7%         4.4%         4.5%
As a Percentage of Average
Total Assets                                      6.7%         9.6%         9.8%
As a Percentage of Average
Invested Capital                                  8.9%        12.7%        13.6%
As a Percentage of Average
Shareholders' Investment                         19.0%        19.7%        19.2%
Earnings Per Share:
Primary and Fully Diluted                        0.21          0.2         0.17
Cash Dividends Per Share                        0.078        0.044        0.038
Property Additions (including acquisitions)   114,882       45,991       20,346
Depreciation and Amortization                  27,361       21,796       18,091
Weighted Average Shares Outstanding:
Primary                                   131,969,354  136,233,599  136,344,384
Fully Diluted                             131,969,354  136,233,599  136,344,384
At Year-End:
Working Capital                               194,754      149,916      100,045
Current Ratio                                     2.8          3.3          2.9
Property, Plant and Equipment, Net            193,237      107,384       87,343
Total Assets                                  500,609      325,263      241,117
Total Long-Term Debt                          228,203      103,298       49,353
Shareholders' Investment                      147,139      144,158      132,145
Total Invested Capital*                       375,342      247,456      181,498
Shareholders' Investment Per Share               1.09 $       1.09 $       0.97


*The sum of shareholders' investment and long-term debt.
     NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992, May 1989 and May 1986.

CONSOLIDATED BALANCE SHEETS



December 31, 1994 and January 1, 1994                      1994            1993

ASSETS
Current Assets:
 Cash and cash equivalents                       $   34,365,000       32,739,000

 Accounts receivable, less allowance for doubtful
  accounts and discounts of $17,925,000 in 1994 and
  $13,051,000 in 1993                               350,128,000      307,786,000

 Inventories -
  Raw materials                                     236,579,000      205,100,000
  Work-in-process                                    22,902,000       26,890,000
  Finished goods                                    238,670,000      211,373,000

                                                    498,151,000      443,363,000

 Prepaid expenses                                    39,585,000       26,445,000

     Total current assets                           922,229,000      810,333,000



Property, Plant and Equipment, at cost:
  Land and land improvements                         29,329,000       24,777,000
  Buildings and leasehold improvements              258,119,000      220,212,000
  Machinery and equipment                           842,975,000      709,061,000
  Construction in progress                           44,336,000       41,837,000

                                                  1,174,759,000      995,887,000
  Less - Accumulated depreciation                   518,581,000      444,014,000

                                                    656,178,000      551,873,000

Goodwill                                            106,960,000       89,759,000
Other Assets                                         12,011,000        2,301,000

                                                $ 1,697,378,000  $ 1,454,266,000

                                                       1994             1993

LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Notes payable                              $             -     $   20,000,000
  Current maturities of long-term debt            40,898,000         71,521,000
  Accounts payable                               150,023,000        164,359,000
  Accrued liabilities                            113,970,000        117,008,000

     Total current liabilities                   304,891,000        372,888,000

Long-Term Debt, less current maturities          612,061,000        317,914,000

Deferred Income Taxes                             45,972,000         29,437,000

Other Liabilities                                 12,179,000         10,197,000

Minority Interest In Consolidated Subsidiary       9,250,000                  -


Commitments and Contingencies


Shareholders' Investment:
  Preferred stock; 250,000 shares authorized, no shares issued
  Common stock, no par, $1.11 stated value, authorized
  500,000,000 shares; issued and outstanding: 137,017,402 shares at
  December 31, 1994 and 143,522,462 shares
  at January 1, 1994                             152,090,000        159,311,000
  Paid-in capital                                118,635,000        217,348,000
  Foreign currency translation adjustment         (1,815,000)          (594,000)
  Retained earnings                              444,115,000        348,234,000

                                                 713,025,000        724,299,000
  Less - Unearned compensation                             -            469,000

                                                 713,025,000        723,830,000

                                             $ 1,697,378,000    $ 1,454,266,000




     The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME



For Years Ended December 31, 1994, January 1, 1994
   and December 26, 1992                                   1994           1993*                    1992
Net Sales                                         2,788,527,000      $2,476,282,000      $2,035,962,000

Costs and Expenses:
  Cost of sales                                   2,187,439,000       1,963,206,000       1,641,404,000
  Selling, general and administrative               366,189,000         301,790,000         240,192,000

                                                  2,553,628,000       2,264,996,000       1,881,596,000

Operating Income                                    234,899,000         211,286,000         154,366,000

Other Expenses (Income):
  Interest expense                                   30,403,000          25,525,000          26,259,000
  Interest income                                      (381,000)         (1,418,000)           (176,000)

    Interest, net                                    30,022,000          24,107,000          26,083,000

  Miscellaneous, net                                 (5,673,000)         (2,530,000)            324,000

                                                     24,349,000          21,577,000          26,407,000

Income Before Income Taxes, Minority Interest
  and Extraordinary Item                            210,550,000         189,709,000         127,959,000
Provision for Income Taxes                           79,410,000          72,073,000          49,264,000

Income Before Minority Interest
  and Extraordinary Item                            131,140,000         117,636,000          78,695,000

Minority Interest in
  Consolidated Subsidiary                              (751,000)                 --                  --

Income Before Extraordinary
  Item                                              130,389,000         117,636,000          78,695,000

Extraordinary Loss on Early Extinguishment of Debt
  (net of income tax benefit of $2,150,000)          (3,363,000)                  -                   -

Net Income                                      $   127,026,000     $   117,636,000     $    78,695,000

Earnings Per Common Share :
  Primary and Fully Diluted Basis-
     Income Before Extraordinary
        Item                                    $          0.91      $         0.81      $         0.59
     Extraordinary Item                                   (0.02)                  -                   -

     Net Income                                 $          0.89      $         0.81      $         0.59

Weighted Average Shares Outstanding:
     Primary                                        142,483,289         144,922,740         132,422,293
     Fully Diluted                                  142,489,938         145,317,217         132,596,479


     The accompanying notes are an integral part of these consolidated financial statements.
*Fifty-three week period.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


For Years Ended December 31,1994, January 1, 1994,  and December 26, 1992

                                           Common Stock         Paid-In      Equity Adjustmen   Retained        Unearned
                                 Shares          Amount         Capital      From Translation   Earnings      Compensation
Balance, December 28, 1991      30,987,300 $    34,396,000 $   130,452,000 $               $   196,989,000 $    (2,065,000)
  Net income                             -               -               -               -      78,695,000               -
  Issuance of stock in a
    public offering              4,471,500       4,964,000     120,251,000               -               -               -
  Issuance of two-for-one
    stock split                 30,987,300      34,396,000     (34,396,000)              -               -               -
  Issuance of stock in
    merger                       2,873,550       3,190,000      66,495,000               -               -               -
  Amortization of unearned
    compensation                         -               -               -               -               -         798,000
  Exercise of stock options      1,435,198       1,592,000       3,901,000               -               -               -
  Cash dividends paid
    ($.15 per share)                     -               -               -               -     (19,355,000)              -

Balance, December 26, 1992      70,754,848 $    78,538,000 $   286,703,000 $             - $   256,329,000 $    (1,267,000)
  Net income                             -               -               -               -     117,636,000               -
  Issuance of stock in
     acquisition                   142,147         157,000       6,288,000               -               -               -
  Issuance of two-for-one
     stock split                71,754,831      79,648,000     (79,648,000)
  Exercise of stock options        970,636       1,079,000       3,898,000
  Purchase and retirement                                                                -               -               -
     of common stock              (100,000)       (111,000)     (3,282,000)
  Foreign currency translation
    adjustment                           -               -               -        (594,000)              -               -
  Tax benefit on
    disqualified dispositions
    of stock options                     -               -       3,389,000               -               -               -
  Amortization of unearned
    compensation                         -               -               -               -               -         798,000
  Cash dividends paid
    ($.18 per share)                     -               -               -               -     (25,731,000)              -

Balance, January 1, 1994       143,522,462 $   159,311,000 $   217,348,000 $      (594,000)$   348,234,000 $      (469,000)
   Net income                            -               -               -               -     127,026,000               -
   Purchase and retirement
      of common stock           (7,173,300)     (7,962,000)   (102,427,000)              -               -               -
  Exercise of discounted
      stock options                102,840         114,000        (475,000)              -               -               -
   Exercise of stock options       565,400         627,000         814,000               -               -               -
   Foreign currency translation
      adjustment                         -               -               -      (1,221,000)              -               -
   Tax benefit on
      disqualified dispositions
      of stock options                   -               -       3,375,000               -               -               -
   Amortization of unearned
      compensation                       -               -               -               -               -         469,000
   Cash dividends paid
      ($.22 per share)                   -               -               -               -     (31,145,000)              -
Balance, December 31, 1994     137,017,402 $   152,090,000 $   118,635,000 $    (1,815,000)$   444,115,000 $             0



     The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For Years Ended December 31, 1994, January 1, 1994 and         1994             1993*              1992
December 26, 1992
Operating Activities:
Net Income                                              $   127,026,000    $  117,636,000    $   78,695,000
Adjustments to Reconcile Net Income to
 Net Cash Provided by Operating Activities:
  Depreciation and amortization                              84,898,000        82,416,000        67,414,000
  Stock option compensation expense                             469,000           798,000           798,000
  Provision for doubtful accounts                            12,747,000        12,987,000         5,747,000
  Extraordinary loss on early extinguishment of debt          3,363,000                 -                 -
  Changes in assets and liabilities, net of acquisitions:
  Accounts receivable                                       (44,132,000)      (24,846,000)      (75,759,000)
  Inventories                                               (45,664,000)      (18,306,000)       21,015,000
  Accounts payable                                          (16,341,000)        8,376,000       (21,242,000)
  Accrued liabilities                                        (9,769,000)       18,846,000         4,035,000
  Deferred income taxes                                      (1,457,000)        1,717,000        (2,042,000)
  Other, net                                                (22,512,000)      (16,537,000)       (8,651,000)
          Total Adjustments                                 (38,398,000)       65,451,000        (8,685,000)
     Net Cash Provided by Operating Activities               88,628,000       183,087,000        70,010,000
Investing Activities:
  Additions to property, plant and equipment               (158,905,000)      (97,709,000)      (42,578,000)
  Business assets acquired , net                             (8,386,000)      (72,908,000)      (93,706,000)
     Net Cash Used In Investing Activities                 (167,291,000)     (170,617,000)     (136,284,000)
Financing Activities:
  Borrowings from revolving credit agreements               389,143,000         5,000,000        45,000,000
  Repayment of revolving credit agreement                             -                 -      (120,000,000)
  Repayment from long-term debt                                       -        45,000,000        65,562,000
  Repayment of long-term debt                              (142,887,000)      (68,627,000)                -
  Net borrowings (payments) on short-term notes payable     (20,000,000)      (40,000,000)       46,050,000
  Cash paid to retire debt                                   (5,513,000)                -                 -
  Purchase and retirement of common stock                  (110,389,000)       (3,393,000)                -
  Exercise of stock options                                   1,080,000         4,977,000         5,493,000
  Dividends paid                                            (31,145,000)      (25,731,000)      (19,355,000)
  Net proceeds from sale of common stock                              -                 -       125,215,000
          Net Cash Provided by (Used in)
              Financing Activities                           80,289,000       (82,774,000)      147,965,000
Net Increase (Decrease) in Cash                               1,626,000       (70,304,000)       81,691,000
Cash at the Beginning of Year                                32,739,000       103,043,000        21,352,000
Cash at End of Year                                     $    34,365,000    $   32,739,000    $  103,043,000
Supplemental disclosures of cash flow information:
  Cash paid during the year for -
    Interest                                            $    31,451,000    $   28,712,000    $   25,301,000
    Income taxes                                        $    64,308,000    $   79,826,000    $   48,012,000
  Non-cash capital lease obligations                    $     1,667,000    $    2,896,000    $    2,298,000



     The accompanying notes are an integral part of these consolidated financial statements.

*Fifty-three week period.

Notes to Consolidated Financial Statements               Shaw Industries, Inc.

December 31, 1994, January 1, 1994 and December 26, 1992

Note 1  Summary of Accounting Policies
     The consolidated financial statements include the accounts of Shaw Industries, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year end has been changed to the Saturday closest to December 31 effective in December 1994. The restated years ended January 1, 1994 and December 26, 1992 have been presented for comparison with the new 1994 fiscal year. The results of operations for 1994 and 1992 are based on a 52-week year. For 1993, results of operations are based on a 53-week year.
         Revenues are recognized when goods are shipped.
     Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The Company primarily uses the last-in, first-out
(LIFO) method of valuing its inventories in order to more properly match current costs against current revenues, thereby reducing the effects of inflation on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $5,598,000 and $8,061,000 lower than those reported at December 31, 1994 and January 1, 1994, respectively.
     Property, plant and equipment is recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are charged to expenses as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company changed the estimated useful lives used to compute depreciation for buildings and certain machinery and equipment added on or after January 2, 1994. The useful lives for buildings were changed from a range of 15 to 35 years to a range of 15 to 39 years, while the useful lives for certain machinery and equipment were extended from a range of 5 to 7 years to a range of 5 to 14 years. These changes were made to better reflect the estimated periods during which such assets will remain in service. Leasehold improvements are amortized over the terms of the leases. Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. Accumulated amortization was $3,692,000 and $1,491,000 at December 31, 1994 and January 1, 1994, respectively.
     Accrued liabilities include $21,149,000 and $17,329,000 for workers' compensation claims and $22,328,000 and $22,513,000 for returns and allowances at December 31, 1994 and January 1, 1994, respectively.
     The Company's Retirement Savings Plan provides, among other things, for voluntary contributions by employees not to exceed 15 percent of their gross salaries and wages and a 50 percent matching contribution by the Company. During 1994, 1993 and 1992, the Company contributed $8,936,000, $9,229,000 and
$6,102,000,   respectively,   under  the  plan.
     The Company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1994, 1993 and 1992, the Company provided $2,564,000, $2,122,000, and $1,785,000, respectively, under the plan. These amounts have been recorded as other liabilities in the accompanying balance sheets.
     Earnings Per Share have been computed based upon the weighted average shares and dilutive common stock equivalents outstanding during the year. All earnings per share and shareholders' investment amounts have been adjusted for the two-for-one stock splits effected in the form of stock dividends in December 1993 and March 1992.

Notes to Consolidated Financial Statements                Shaw Industries, Inc.

Note 2 Indebtedness
     Long-term debt presented in the accompanying consolidated balance sheets at December 31, 1994 and January 1, 1994 consisted of the following (000's omitted):

                                                            1994           1993

Revolving credit agreement at LIBOR based rate, due 1997   $524,000     $175,000
Revolving loan facility at LIBOR based rate, due 1996        50,473       38,402
Revolving loan facility at LIBOR based rate, due 1997        28,072           -
9.48% term notes payable                                          -       87,500
9.31% term notes payable                                          -        8,000
10.49% term notes payable                                         -       17,000
Other                                                        40,997       47,693
Capitalized lease obligations (Note 5)                        9,417       15,840

                                                            652,959      389,435
Less - current maturities                                   (40,898)    (71,521)

                                                           $612,061     $317,914


     The Company elected to exercise its option to prepay the 9.48 percent, 9.31 percent and 10.49 percent term notes payable at June 30, 1994. An extraordinary charge of $3,363,000 (net of income tax benefit of $2,150,000) was incurred as a result of the early extinguishment of the notes payable.
     The domestic revolving credit agreement was amended during 1994 to provide for borrowings of up to $620,000,000, of which $96,000,000 was unused at year end. The increased availability was used to repay the term notes payable and other short-term borrowings and to finance the purchase of $110,389,000 of the Company's common stock. The LIBOR rate at December 31, 1994 was 6 percent.
     The Company has revolving loan facilities through which its foreign subsidiaries obtain funds necessary for operations. The repayment of these revolving loan facilities is guaranteed by the Company. The amended domestic revolving credit agreement contains, among other provisions, certain restrictions as to the creation of debt or assumption of liens, payment of cash dividends, acquisitions of the Company's stock and limitations as to new indebtedness and lease obligations. In addition, the agreement requires that certain financial ratios be maintained. The revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At December 31, 1994, the Company was in compliance with the terms of these agreements.
     The aggregate annual maturities of long-term debt, including the capitalized lease obligations, as of December 31, 1994 are as follows: 1995 - $40,898,000: 1996 - $55,930,000: 1997 - $554,376,000: 1998 - $562,000: 1999 -
$77,000: 2000 and thereafter - $1,116,000.



     The following is presented with respect to amounts outstanding under revolving credit agreements in 1994 and 1993 (000s omitted):

                                                   1994             1993

Revolving Credit-
         Available at year-end                  $698,544          $235,013
         Unused at year-end                     $ 99,119         $  10,917

Notes to Consolidated Financial Statements                Shaw Industries, Inc.


Note 3 Shareholders' Investment
     Under the Company's 1992 and 1987 Incentive Stock Option Plans, six million and eight million shares of common stock, respectively, are reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five to ten years.
     The Company's 1989 Discounted Stock Option Plan provided for the issuance of up to 880,000 shares of common stock to key employees. Options for 880,000 shares were granted to three officers at $.25 per share and all 880,000 had been exercised at December 31, 1994. The difference between the option price and market price at the date of grant was amortized over the option period resulting in compensation expense of $469,000 in 1994 and $798,000 in 1993 and 1992. The following is a summary of stock option information for the 1987 and 1992 Incentive Stock Option Plans:

                                                    1994               1993
Options outstanding, beginning of year            3,142,900          5,052,600
Options granted                                    325,000                  -
Options exercised                                 (565,400)        (1,808,100)
Options canceled                                   (73,600)          (101,600)
Options outstanding, end of year                 2,828,900          3,142,900
Option price range per share                 2.07 - $17.02     $2.07 - $11.98
Options exercisable,  end of year                  200,700            766,100
Options available for grant                      6,215,800          6,467,200


     During March 1989, the Company adopted a Shareholder Rights Plan and pursuant thereto declared a dividend of one Right for each outstanding share of common stock. When exercisable, each Right will entitle its holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a price of $12.50 per share (the "Purchase Price"). If a person or group acquires or makes a tender or exchange offer to acquire 20% or more of the Company's common stock without the consent of the Company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right will entitle the holder, other than the Acquiring Shareholder , to receive, upon payment of the Purchase Price, in lieu of preferred stock, a number of shares of common stock of the Company having a market value equal to twice the Purchase Price. The Rights may be redeemed by the Company under certain circumstances at a price of $.01 per Right. The Rights have no voting power and, until exercised, no dilutive effect on net income per common share. If not previously redeemed, the Rights will expire in April 1999. The Company has designated 200,000 shares, of the 250,000 shares of preferred stock authorized, as Series A Participating Preferred Stock for issuance upon exercise of the Rights. In December 1992, 4,471,500 shares of the Company's common stock were issued in a public offering. Net proceeds from the sale of the common stock of $125,215,000 were used to reduce short-term notes payable of $120,000,000 incurred to finance an acquisition , and the balance of the proceeds was used for working capital. The Company's board of directors has approved a stock repurchase plan whereby the Company's management is authorized to repurchase up to 14,654,048 shares of the Company's common stock. As of December 31, 1994 a cumulative total of 7,273,300 shares of the Company's common stock had been purchased and retired at an aggregate cost of $113,782,000.

Notes to Consolidated Financial Statements               Shaw Industries, Inc.



Note 4 Income Taxes

     In 1993, the Company adopted Statement of Financial  Accounting  Standards
(SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax accounting basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized. There was no cumulative effect resulting from the adoption.
    The provision for income taxes consisted of the following (000s omitted):

                                    1994               1993             1992
Current:
              Federal              $59,254           $61,142          $41,472
              State                 10,656            11,032            7,703
              Foreign                2,558                 -                -
                                    72,468            72,174           49,175

Deferred                             6,942             (101)               89
                                   $79,410           $72,073          $49,264

     The differences between the Federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                   1994        1993       1992
Federal statutory rate                             35.0%       35.0%      34.0%
State income taxes, net of federal tax benefit      3.9         3.8        4.0
Other, net                                         (1.2)        (.8)        .5
                                                   37.7%       38.0%      38.5%

     Components of the net deferred income tax liability at December 31, 1994 and January 1, 1994 are shown below (000s omitted):

                                                           1994            1993
Deferred income tax assets:
     Accrued advertising expenses not currently
     deductible                                        $  3,587       $   4,157
     Allowance for cash discounts and bad debts           6,291           4,585
     Employee benefit accruals not currently deductible  16,491          15,521
     Reserve for returns and allowances                   9,211           8,759
     Foreign net operating loss carryfowards              3,657           1,038
     Other                                                3,291               -
                                                         42,528          34,060
Deferred income tax liabilities:
     Book basis of inventory over tax basis             (13,274)        (17,266)
     Sample costs                                        (7,362)              -
     Book basis of property, plant and equipment over
     tax basis                                          (50,229)        (39,749)
     Other                                               (3,812)           (171)
                                                        (74,677)        (57,186)
                                                       $(32,149)       $(23,126)

-Notes to Consolidated Financial Statements              Shaw Industries, Inc.



Note 5 Commitments and Contingencies
     From time to time the Company is subject to claims and suits arising in the course of its business. The Company is a defendant in certain litigation alleging personal injury resulting from personal exposure to volatile organic compounds found in carpet produced by the Company. The complaints seek injunctive relief and unspecified money damages on all claims. The Company has denied any liability. The Company believes that it has meritorious defenses and that the litigation will not have a material adverse effect on the Company's financial condition or results of operations. The Company will vigorously defend this suit. In June 1994, the Company and several other carpet manufacturers received a grand jury subpoena from the Antitrust Division of the United States Department of Justice relating to an investigation of the industry. The Company believes that once this investigation is completed, it will not have a material adverse effect on the Company's financial condition or results of operations.
     The Company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $53,663,000 at December 31, 1994 and $51,966,000 at January 1, 1994. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was
$34,777,000   and  $25,772,000  at  December  31,  1994  and  January  1,  1994,
respectively. The related obligations are included in long-term debt (Note 2). The Company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.
     At December 31, 1994, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):

                                                                         Total
                                                   Capital   Operating   Future
                                                    Leases     Leases   Payments
1995                                               $ 5,632    $ 22,656  $28,288
1996                                                 3,138      13,302   16,440
1997                                                 1,385       9,879   11,264
1998                                                   541       5,430    5,971
1999                                                    30       2,851    2,881
2000 and thereafter                                      -       3,461    3,461
Total Payments                                      10,726     $57,579  $68,305
Less: amount representing interest                   1,309
Present value of capitalized lease payments with a
     weighted average interest rate of 8.25%        $9,417


     Rental payments under noncancelable operating leases were $30,389,000, $27,486,000 and $21,153,000 in 1994, 1993 and 1992, respectively.

Note 6 Financial Instruments

     The carrying amount and fair value of the Company's financial instruments are as follows (ooos omitted):
                                    December 31, 1994          January 1, 1994
                                    Carrying    Fair           Carrying    Fair
                                    Amount      Value          Amount     Value


Debt:
  Revolving credit agreements      $602,545   $602,545       $213,402   $213,402
  Term notes payable                      -          -        112,500    119,706
  Other obligations                  50,414     50,414         63,533     63,533
Foreign currency exchange
  contract                                -     (4,390)             -          -


     REVOLVING CREDIT AGREEMENTS The carrying values of the revolving credit agreements approximate their fair values due to the floating market interest rates charged on those agreements.
     TERM NOTES PAYABLE The fair value of term notes payable outstanding at January 1, 1994 was determined based on borrowing rates then available to the Company for debt facilities with similar terms and maturities.
     OTHER OBLIGATIONS The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at December 31, 1994 and January 1, 1994.
     FOREIGN CURRENCY EXCHANGE CONTRACT The Company may employ foreign currency exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce foreign currency exchange rate fluctuation risk. As of December 31, 1994, the Company had one contract outstanding to purchase Mexican pesos at the spot rate on the contract date through which it had effectively hedged approximately $14,100,000 of US dollar denominated net liabilities of its Mexican joint venture. The market value gain resulting from the contract offset the exchange rate loss at December 31, 1994. The contract expired in January 1995 at which time the counter party fully performed under the terms of the contract.

Notes to Consolidated Financial Statements                Shaw Industries, Inc.



Note 7 Acquisitions
     On May 29, 1992, the Company acquired Salem Carpet Mills, Inc. ("Salem") in accordance with the terms of a merger agreement announced on February 9, 1992. The aggregate value of the Company's common stock exchanged for the Salem common stock was $69,685,000. The holders of approximately 3% of Salem's common shares elected to receive cash totaling approximately $2,100,000.
     The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Salem have been included in the accompanying financial statements since May 30, 1992. The purchase price was allocated to assets and liabilities based on their estimated fair value as of the date of the acquisition. The excess of the consideration paid over the estimated fair value of net assets acquired of $38,843,000 has been recorded as goodwill and is being amortized on the straight-line basis over 40 years. The fair value of assets acquired and liabilities assumed was $158,833,000 and $125,860,000, respectively. The following table summarizes on a pro forma basis the consolidated results of operations as though Salem had been acquired on December 29, 1991 (000s except per share data):

                                                              Unaudited
                                                              Year Ended
                                                             Dec. 26, 1992

Net Sales                                                   $  2,208,657
Net Income                                                  $     78,637
Earnings Per Common Share -  Primary and Fully Diluted      $        .58

     On September 25, 1992, the Company acquired the polypropylene carpet fiber manufacturing facilities of Amoco Fabrics and Fibers Company ("Amoco Fibers") located in Andalusia, Alabama, and Bainbridge, Georgia, and inventories for approximately $91,606,0000 in cash. The Company is now producing polypropylene carpet fiber at these facilities for both its own use and for sale to other manufacturers. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Amoco Fibers have been included in the Company's financial statements since September 26, 1992.
     On March 31, 1993, the Company acquired all of the outstanding stock of Kosset Carpets, Ltd., Bradford, England for approximately $19,043,000 in cash. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Kosset have been included in the accompanying financial statements since April 1, 1993.
     On July 12, 1993, the Company formed a joint venture through which it acquired an interest in Capital Carpet Industries, Pty., Ltd., Melbourne,
Victoria, Australia, and Invicta Group Industries, Pty., Ltd., Braybrook, Victoria, Australia (together, "CCI"), enabling the Company to participate in a government-supported rationalization of the Australian carpet industry. On November 4, 1993, the Company acquired the remaining interest in the joint venture. Until November 4, 1993, the investment was accounted for using the equity method, and accordingly, the Company included its share of CCI's income in other income. Subsequent to November 4, 1993, the results of operations of CCI are included in the accompanying financial statements.
     On September 10, 1993, the Company acquired Abingdon Carpets, Gwent, Wales. Abingdon is a British producer of medium-priced tufted carpets and carpet yarns.
     The  acquisition  has been  accounted  for as a purchase  transaction,  and accordingly, the results of operations of Abingdon are included in the accompanying financial statements since September 10, 1993.
     On May 31, 1994, the Company entered into an agreement to form a joint venture with Grupo Industrial Alfa, S.A. de C.V. of Monterrey, Mexico, for the manufacture, distribution and marketing of carpets, rugs and related products in Mexico and South America. The Company acquired a 51 percent interest in
Terza,   S.A.  de  C.V.,  and   accordingly,   the  subsidiary  is  included  in
consolidation at December 31, 1994 and the results of operations of Terza are included in the accompanying financial statements since May 31, 1994.

Notes to Consolidated Financial Statements



Note 8 - Information about the Company's Foreign Operations

     The following information is presented regarding the Company's foreign operations for the years ended December 31, 1994 and January 1, 1994. The Company had no foreign operations for 1992 (000s omitted).

                                                                    1994
                                                                            Adjustments
                                                                                    and
                                            Domestic           Foreign     Eliminations       Consolidated
Sales to unaffiliated customers            $2,498,090         $290,437     $      --           $2,788,527
Operating profit                           $  228,168         $   6,731    $          --       $  234,899
Interest expense                                                                                  (30,022)
Miscellaneous income, net                                                                           5,673
    Income before income taxes                                                                 $  210,550
Identifiable assets                        $1,439,260          $340,790        $(82,672)       $1,697,378

                                                                     1993
                                                                             Adjustments
                                                                                     and
                                             Domestic           Foreign     Eliminations      Consolidated
 Sales to unaffiliated customers           $2,379,045          $ 97,237    $          --         $2,476,282
Operating profit                           $  207,373         $   3,913    $          --        $   211,286
Interest expense, net                                                                              (24,107)
Miscellaneous income, net                                                                             2,530
    Income before income taxes                                                                  $   189,709
Identifiable assets                        $1,316,863          $247,322       $(109,919)         $1,454,266


     Sales and transfers between geographic areas and export sales are not material. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: net interest expense, net miscellaneous income, income taxes or the extraordinary item related to early extinguishment of debt.
     Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

Notes to Consolidated Financial Statements              Shaw Industries,Inc


Note 9  Quarterly Financial Data (Unaudited)
     Summarized quarterly financial data for 1994, 1993 and 1992 is as follows (000's except per share amounts):

                                                                                    1994 Quarters
                                                             First           Second            Third           Fourth
Net Sales                                             $    620,126      $   722,219      $   734,100      $   712,082
Gross Profit                                               126,198          165,926          156,880          152,084
Net Income                                                  25,325           40,479 *         33,162           28,060
Earnings Per Share  - Primary and Fully Diluted               0.17             0.28 *           0.24             0.20



                                                                                    1993 Quarters
                                                             First           Second            Third           Fourth
                                                                                ***
Net Sales                                             $    519,318      $   669,275      $   649,516      $   638,173
Gross Profit                                               100,507          145,574          137,301          129,694
Net Income                                                  16,596           37,672           34,096           29,272
Earnings Per Share  - Primary and Fully Diluted**             0.12             0.26             0.24             0.20



                                                                                    1992 Quarters
                                                             First           Second            Third           Fourth

Net Sales                                             $    403,948      $   499,797      $   546,822      $   585,395
Gross Profit                                                69,934          101,021          108,714          114,889
Net Income                                                   8,891           23,449           21,815           24,540
Earnings Per Share  - Primary and Fully Diluted               0.07             0.18             0.16             0.18




     *The second quarter net income and per share amounts include the effect of an extraordinary loss on early extinguishment of debt of $3,363,000, or $.02 per share, net of applicable tax benefit.

     **The sum of the 1993 quarterly net earnings per share amounts are different from the annual net earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.

***Fourteen week period.



Note 10 - Subsequent Events

     On January 9, 1995, the Company announced that it had acquired through its wholly owned subsidiary, Carpets International (U.K.) Plc, substantially all of the operating assets of the Carpets Division of Coats Viyella Plc for approximately $29.4 million.

To The Shareholders of Shaw Industries, Inc.:


     We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of December 31, 1994 and January 1, 1994 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc., and subsidiaries as of December 31, 1994 and January 1, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 1995