Form 10-K, Exhibit 13
period 1995-12-30
SHAW INDUSTRIES INC
filed 1996-03-28
CIK 89498


Ten-Year Financial Review
(Dollars in 000s except share data)

                                                      1995             1994             1993             1992             1991

Net Sales                                   $      2,869,828 $      2,788,527 $      2,476,282 $      2,035,962 $      1,618,923
Cost of Sales                                      2,319,894        2,187,439        1,963,206        1,641,404        1,341,312
Selling, General and Administrative
   Expenses                                          393,868          366,189          301,790          240,192          188,363
Nonrecurring Plant Shutdown Costs                      6,967                -                -                -                -
Interest, Net                                         41,901           30,022           24,107           26,083           30,973
Other Expense (Income), Net                              443           (4,922)          (2,530)             324              (74)
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change                             106,755          209,799          189,709          127,959           58,349
     As a Percentage of Net Sales                        3.7%             7.5%             7.7%             6.3%             3.6%
Effective Tax Rate                                      40.8%            37.9%            38.0%            38.5%            38.3%
Income Before Equity in Income of Joint
   Venture, Extraordinary Item and Accounting
   Change                                             63,152          130,389          117,636           78,695           35,985
Equity in Income of Joint Venture                      1,229                -                -                -                -
Extraordinary Item                                         -           (3,363)               -                -                -
Accounting Change                                    (12,077)               -                -                -                -
Net Income                                            52,304          127,026          117,636           78,695           35,985
  As a Percentage of Net Sales                           1.8%             4.6%             4.8%             3.9%             2.2%
  As a Percentage of Average Total Assets                3.1%             8.1%             8.8%             7.7%             4.5%
  As a Percentage of Average Invested Capital            3.9%            10.7%            12.1%            10.5%             6.2%
  As a Percentage of Average
      Shareholders' Investment                            7.4%            17.7%            17.5%            16.1%            12.8%
Earnings Per Share:
   Primary and Fully Diluted                             0.38             0.89             0.81             0.59             0.32
Cash Dividends Per Share                                 0.30             0.22             0.18             0.15            0.125
Property Additions (including acquisitions)            93,805          187,045          174,635          191,830           48,230
Depreciation and Amortization                          91,083           84,898           82,416           67,414           62,075
Weighted Average Shares Outstanding:
   Primary                                        136,378,493      142,483,289      144,922,740      132,422,293      113,018,088
   Fully Diluted                                  136,378,493      142,489,938      145,317,217      132,596,479      113,220,148
At Year-End:
   Working Capital                                    641,445          617,338          437,445          448,089          290,305
   Current Ratio                                          3.5              3.0              2.2              2.6              2.5
   Property, Plant and Equipment, Net                 631,990          656,178          551,873          453,276          344,182
   Total Assets                                     1,662,783        1,697,378        1,454,266        1,223,439          816,874
   Total Long-Term Debt                               627,130          612,061          317,914          281,742          235,424
   Shareholders' Investment                           710,189          713,025          723,830          619,977          358,643
   Total Invested Capital*                          1,337,319        1,325,086        1,041,744          901,719          594,067
   Shareholders' Investment Per Share        $           5.22 $           5.20 $           5.04 $           4.38 $           2.89 $

*  The sum of shareholders' investment and long-term debt.
     NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992, May 1989 and May 1986.



                                                      1990             1989             1988             1987             1986

Net Sales                                    $      1,658,771 $      1,266,142 $      1,120,163 $        753,378 $        624,453
Cost of Sales                                       1,348,808        1,017,084          905,305          613,002          498,616
Selling, General and Administrative
  Expenses                                            179,381          138,708          126,500           81,134           69,305
Nonrecurring Plant Shutdown Costs                           -                -                -                -                -
Interest, Net                                          35,026           20,828           23,776           11,305            5,641
Other Expense (Income), Net                              (483)            (640)            (145)            (172)            (525)
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change                               96,039           90,162           64,727           48,109           51,416
     As a Percentage of Net Sales                         5.8%             7.1%             5.8%             6.4%             8.2%
Effective Tax Rate                                       38.0%            38.4%            37.8%            42.5%            47.1%
Income Before Equity in Income of Joint
  Venture, Extraordinary Item and Accounting
   Change                                              59,515           55,567           40,285           27,666           27,191
Equity in Income of Joint Venture                           -                -                -                -                -
Extraordinary Item                                          -                -                -                -                -
Accounting Change                                           -                -                -                -                -
Net Income                                             59,515           55,567           40,285           27,666           27,191
  As a Percentage of Net Sales                            3.6%             4.4%             3.6%             3.7%             4.4%
  As a Percentage of Average Total Assets                 8.0%             9.4%             8.1%             6.7%             9.6%
  As a Percentage of Average Invested Capital            11.1%            12.7%            10.7%             8.9%            12.7%
  As a Percentage of Average
     Shareholders' Investment                            29.1%            29.4%            25.4%            19.0%            19.7%
Earnings Per Share:
   Primary and Fully Diluted                             0.50             0.46             0.33             0.21             0.20
Cash Dividends Per Share                                0.125             0.10            0.083            0.078            0.044
Property Additions (including acquisitions)           116,739          144,308           30,362          114,882           45,991
Depreciation and Amortization                          60,734           38,600           41,866           27,361           21,796
Weighted Average Shares Outstanding:
   Primary                                        118,909,198      120,135,363      123,830,721      131,969,354      136,233,599
   Fully Diluted                                  118,909,198      120,135,363      123,830,721      131,969,354      136,233,599
At Year-End:
   Working Capital                                    260,644          224,443          199,458          194,754          149,916
   Current Ratio                                          2.4              2.3              3.0              2.8              3.3
   Property, Plant and Equipment, Net                 341,266          293,030          192,194          193,237          107,384
   Total Assets                                       790,935          690,202          496,374          500,609          325,263
   Total Long-Term Debt                               376,499          292,763          205,775          228,203          103,298
   Shareholders' Investment                           201,667          207,434          170,309          147,139          144,158
   Total Invested Capital*                            576,166          500,197          376,084          375,342          247,456
   Shareholders' Investment Per Share         $          1.87 $           1.73 $           1.39 $           1.09 $           1.09

*The sum of shareholders' investment and long-term debt.
     NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992, May 1989 and May 1986.
                         EXHIBIT 13, PAGE 1

SHAW INDUSTRIES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
     The Company's business, as well as the U.S. carpet industry in general, is cyclical in nature and is significantly affected by general economic conditions. The level of carpet sales tends to reflect fluctuations in consumer spending for durable goods and, to a lesser extent, fluctuations in interest rates and new housing starts. The Company's international operations are also impacted by the economic climates of the markets in which they operate (primarily the United Kingdom, Australia and Mexico). Sales prices and demand were stable in the U.S. in 1995, but weakened in the international markets of the United Kingdom and Australia. Margins declined in the U.S. and internationally due to higher production costs. The Company expanded its operations in the United Kingdom in January 1995 by acquiring substantially all of the operating assets of the Carpets Division of Coats Viyella Plc (the "CV Acquisition") for approximately $29.5 million. Effective January 1, 1995, the Company reduced its interest in the Terza Joint Venture in Mexico from 51 percent to 49 percent. As a result, the Company's investment in the Terza Joint Venture is being accounted for using the equity method. The deconsolidation of the Terza Joint Venture had an insignificant effect on the Company's consolidated financial statements for 1995.
     In December 1995, the Company announced a new retail and contract distribution strategy and subsequently executed letters of intent to acquire a company which owns and franchises residential floorcovering centers throughout the United States, as well as several commercial carpet contractors. In February 1996, the Company initiated this new distribution program by completing certain of these transactions. The Company believes that, by combining the resources of the manufacturer and retailer and developing a contract distribution network, it can provide a full range of products and services to more effectively meet the needs of end-users of both residential and commercial carpet products at significantly improved margins.

LIQUIDITY AND CAPITAL RESOURCES
     At December 30, 1995, the Company had working capital of $641.4 million, an increase of $24.1 million, or 3.9 percent, over working capital of $617.3 million at December 31, 1994. Cash and cash equivalents decreased $2.9 million to $31.5 million at December 30, 1995. Cash flow provided by operating activities was $161.2 million for 1995, principally net income of $52.3 million adjusted for depreciation and amortization of $91.1 million, compared to $88.6 million in 1994. While net income decreased in 1995, operating cash flow increased primarily due to decreases in other current assets and a net increase in accounts payable and accrued expenses. Cash used in investing activities consisted of additions to property, plant and equipment of $67.3 million and the CV Acquisition for $29.5 million. Cash was used in financing activities to fund payments on debt of $35.0 million, cash dividends of $40.8 million and stock repurchases of $20.6 million, offset by an increase in long-term debt of $33.8 million.
     The Company has continued to maintain a strong working capital position. Effective use of capital and the Company's ability to generate cash flow from operations has enabled it to invest in technologies which reduce production costs and generate operating margins that have historically exceeded industry averages and has enabled the Company to be a preeminent force in the carpet industry. During 1995, accounts payable decreased 23.8 percent due to the timing of purchases, while accrued liabilities increased 24.1 percent due to the CV Acquisition and increases in various accruals.
     Capital expenditures for property, plant and equipment necessary to maintain the Company's facilities in a modern state-of-the-art condition were $67.3 million, excluding the CV Acquisition. Management anticipates capital expenditures and capitalized lease obligations of approximately $60 million in 1996 to maintain its facilities and to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume and to improve efficiency. These expenditures will be funded through cash flows from operations and, if appropriate, through additional sources of long-term capital.
     The Company's primary source of financing is an unsecured revolving credit agreement with a banking syndicate which provides for borrowings of up to $620.0 million and expires in December 1997. Interest on borrowings under this facility is currently based on LIBOR, which was 5 7/16 percent at December 30, 1995. At December 30, 1995, borrowings outstanding under this credit facility were $519.0 million. In addition, the Company maintains revolving credit facilities in the United Kingdom and Australia with $31.1 million and $59.1 million, respectively, available and outstanding at December 30, 1995.
     The Company believes that available borrowings under its existing credit agreements, available cash and internally generated funds will be sufficient to support its working capital, capital expenditure and debt service requirements for the foreseeable future. In addition, the Company believes it could expand its revolving credit and long-term bank facilities, if necessary.

                    EXHIBIT 13, PAGE 2

INFLATION
     The Company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials increased slightly in 1995 and 1994, and decreased in 1993. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost-effective manufacturing and other operational procedures. The Company's ability to mitigate the effects of price changes will depend on market factors.

RESULTS OF OPERATIONS
1995 Compared To 1994
     Net sales increased $81.3 million, or 2.9 percent, to $2,869.8 million in 1995. After excluding sales in 1994 related to the Terza Joint Venture, sales increased 4.0 percent. The increase was primarily attributable to incremental net sales of $134.1 million related to the CV Acquisition, offset by declines in net sales at the Company's other foreign operations. Gross margin as a percent of net sales decreased 2.4 percent to 19.2 percent for 1995, compared to 21.6 percent in 1994, primarily due to increased production costs, competitive price pressures and lower production volumes at the Company's international operations.
     Selling, general and administrative expenses for 1995 were $393.9 million, or 13.7 percent of net sales, compared to $366.2 million, or 13.1 percent of net sales, in 1994. Additionally, 1995 results include nonrecurring plant shutdown costs of $4.4 million related to the closure of two domestic yarn spinning mills and $2.6 million related to the closure of a yarn spinning mill in Australia. Interest expense, net, increased $11.9 million, or 39.6 percent, as a result of higher average borrowings due primarily to stock repurchases and the CV Acquisition, offset in part by lower average interest rates on the Company's borrowings. The effective income tax rate for 1995 was 40.8 percent compared to
37.9 percent in 1994, as a result of lower taxable income which increased the effect of permanent tax differences.
     Effective January 1, 1995, the Company changed its method of accounting for sample costs from expensing sample costs that exceed the estimated net realizable value when shipped to expensing that portion of sample costs as they are produced. This change was made in recognition of an increasing number of samples placed with customers that do not result in future sales and to better control the sample order process. The cumulative effect of the change was to decrease net income for 1995 by $12.1 million, or $.09 per share, net of income tax benefit.

1994 Compared To 1993
     Net sales increased $312.2 million, or 12.6 percent, to $2,788.5 million in 1994 compared to 1993. The increase was primarily attributable to incremental net sales of $163.5 million related to international acquisitions and an increase in the volume of domestic shipments, offset in part by lower prices caused by increased competition. Gross margin as a percent of net sales increased .9 percent to 21.6 percent in 1994, compared to 20.7 percent in 1993, as increases in the efficiency relationship of volume and fixed costs outweighed higher raw materials costs.
     Selling, general and administrative expenses for 1994 were $366.2 million, or 13.1 percent of net sales, compared to $301.8 million, or 12.2 percent of net sales, in 1993. The .9 percent increase as a percent of net sales was primarily due to continuing aggressive efforts to increase sales in an increasingly competitive environment. Interest expense, net, increased $5.9 million, or 24.5 percent, as a result of significantly higher borrowings due primarily to stock repurchases and international acquisitions which were offset somewhat by lower average interest rates on the Company's borrowings. The effective income tax rate for 1994 was 37.9 percent, compared to 38.0 percent in 1993. During 1994, the Company recorded an extraordinary loss of $3.4 million, net of income tax benefit, related to the early repayment of certain term notes payable.

                         EXHIBIT 13, PAGE 3

NONRECURRING PLANT SHUTDOWN COSTS
     In 1995, the Company closed two of its domestic yarn spinning mills. As a result, the Company recorded a charge of $4.4 million related primarily to termination benefits for 591 employees and to recording affected property, plant and equipment at net realizable value. The production of these two mills has been consolidated with the Company's other yarn spinning facilities. The Company did not experience any disruption to its consolidated operations. The Company expects to realize future savings as a result of the consolidation of these facilities.
     Also in 1995, the Company closed a yarn spinning mill in Australia and recorded a charge of $2.6 million. The charge primarily related to termination benefits for 127 employees and writedowns of property, plant and equipment to net realizable value.

FOREIGN OPERATIONS
     Beginning in early 1993 and continuing into 1995, the Company has expanded its operations through acquisitions in Australia, the United Kingdom and Mexico. The Company's primary foreign operations are conducted through its United Kingdom and Australian subsidiaries, where the functional currencies are British pounds and Australian dollars, respectively. International operations accounted for approximately 12.6 percent, 10.4 percent and 3.9 percent of the Company's net sales in 1995, 1994 and 1993, respectively. Fluctuations in foreign currency exchange rates create limited exposures which can impact the Company's operating results due to its intercompany payables. The Company may employ foreign currency forward exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce such exposure. The Company does not enter into foreign currency forward exchange contracts for speculative trading purposes.

NEW ACCOUNTING PRONOUNCEMENT
     The  Financial  Accounting  Standards  Board issued  Statement of Financial
Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes, among other things, accounting standards for the impairment of long-lived assets and certain identifiable intangibles. The Company will adopt the new standard in 1996. The Company has not determined the impact of the adoption on the 1996 financial statements or results of operations.

OUTLOOK
     The Company will continue to be affected by general economic conditions including consumer spending, fluctuations in interest rates, new housing starts and international economic climates. Fiscal 1996 is expected to be a challenging year for the Company and the carpet industry. The Company views 1996 as a year of opportunity in light of the recent acquisitions of retail floor covering centers and commercial contractors.

                              EXHIBIT 13, PAGE 4

CONSOLIDATED STATEMENTS OF INCOME

For Years Ended December 30, 1995, December 31, 1994
   and January 1, 1994

                                                                 1995                    1994               1993*
                                                   ------------------      ------------------       -----------------
Net Sales                                          $    2,869,828,000      $    2,788,527,000       $   2,476,282,000

Costs and Expenses:
  Cost of sales                                         2,319,894,000           2,187,439,000           1,963,206,000
  Selling, general and administrative                     393,868,000             366,189,000             301,790,000
  Nonrecurring plant shutdown costs                         6,967,000                       -                       -
  Interest, net                                            41,901,000              30,022,000              24,107,000
  Other expense (income), net                                 443,000              (4,922,000)             (2,530,000)
                                                   ------------------      ------------------       -----------------
Income Before Income Taxes                                106,755,000             209,799,000             189,709,000
Provision for Income Taxes                                 43,603,000              79,410,000              72,073,000
Income Before Equity in Income of Joint Venture,   ------------------      ------------------       -----------------
     Extraordinary Item and Accounting Change              63,152,000             130,389,000             117,636,000
Equity in Income of Joint Venture                           1,229,000                       -                       -
                                                   ------------------      ------------------       -----------------
Income Before Extraordinary Item and Accounting Change     64,381,000             130,389,000             117,636,000
Extraordinary Item, net of tax benefit                              -              (3,363,000)                      -
Cumulative Effect of Accounting Change, net of
           tax benefit                                    (12,077,000)                                  -                       -
                                                   ------------------      ------------------       -----------------
Net Income                                         $       52,304,000       $     127,026,000       $     117,636,000
                                                   ==================      ==================       =================

Earnings Per Common Share :
  Primary and Fully Diluted Basis-

     Before Extraordinary Item and Accounting Change $           0.47      $             0.91       $            0.81
     Extraordinary Item                                             -                   (0.02)                      -
     Cumulative Effect of Accounting Change                     (0.09)                      -                       -
                                                   ------------------      ------------------       -----------------
     Net Income                                    $             0.38      $             0.89       $            0.81
                                                   ==================      ==================       =================
Weighted Average Shares Outstanding:
     Primary                                              136,378,493             142,483,289             144,922,740
     Fully Diluted                                        136,378,493             142,489,938             145,317,217

The accompanying notes are an integral part of these consolidated financial statements.

*Fifty-three week period.

                              EXHIBIT 13, PAGE 5

CONSOLIDATED BALANCE SHEETS





December 30, 1995 and December 31, 1994                                1995                      1994
                                                            --------------------    -----------------
ASSETS
Current Assets:
 Cash and cash equivalents                                  $         31,453,000    $      34,365,000
                                                            --------------------    -----------------
 Accounts receivable, less allowance for doubtful
    accounts and discounts of $14,746,000 in 1995 and
    $17,925,000 in 1994                                              345,443,000          350,128,000

 Inventories -
  Raw materials                                                      232,693,000          236,579,000
  Work-in-process                                                     25,330,000           22,902,000
  Finished goods                                                     231,189,000          238,670,000
                                                            --------------------    -----------------
                                                                     489,212,000          498,151,000
                                                            --------------------    -----------------
Other current assets                                                  36,403,000           39,585,000
                                                            --------------------    -----------------
     Total current assets                                            902,511,000          922,229,000
                                                            --------------------    -----------------


Property, Plant and Equipment, at cost:
  Land and land improvements                                          27,173,000           29,329,000
  Buildings and leasehold improvements                               269,715,000          258,119,000
  Machinery and equipment                                            914,126,000          842,975,000
  Construction in progress                                            22,986,000           44,336,000
                                                            --------------------    -----------------
                                                                   1,234,000,000        1,174,759,000
  Less - Accumulated depreciation and amortization                   602,010,000          518,581,000
                                                            --------------------    -----------------
                                                                     631,990,000          656,178,000
                                                            --------------------    -----------------
Goodwill, net                                                        104,280,000          106,960,000
                                                            --------------------    -----------------
Investment in Joint Venture                                           15,513,000                    -
                                                            --------------------    -----------------
Other Assets                                                           8,489,000           12,011,000
                                                            --------------------    -----------------
     TOTAL ASSETS                                           $      1,662,783,000    $   1,697,378,000
                                                            ====================    =================


                              EXHIBIT 13, PAGE 6




                                                                            1995                 1994
                                                            --------------------    -----------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Current maturities of long-term debt                         $       5,305,000    $      40,898,000
  Accounts payable                                                   114,326,000          150,023,000
  Accrued liabilities                                                141,435,000          113,970,000
                                                            --------------------    -----------------
     Total current liabilities                                       261,066,000          304,891,000
                                                            --------------------    -----------------
Long-Term Debt, less current maturities                              627,130,000          612,061,000
                                                            --------------------    -----------------
Deferred Income Taxes                                                 51,000,000           45,972,000
                                                            --------------------    -----------------
Other Liabilities                                                     13,398,000           21,429,000
                                                            --------------------    -----------------


Commitments and Contingencies


Shareholders' Investment:
  Preferred stock; 250,000 shares authorized, no shares issued                 -                    -
  Common stock, no par, $1.11 stated value, authorized
    500,000,000 shares; issued and outstanding: 135,956,602
    shares at December 30, 1995 and 137,017,402 shares
    at December 31, 1994                                             150,913,000          152,090,000
  Paid-in capital                                                    101,718,000          118,635,000
  Cumulative translation adjustment                                    1,895,000           (1,815,000)
  Retained earnings                                                  455,663,000          444,115,000
                                                            --------------------    -----------------
     Total shareholders' investment                                  710,189,000          713,025,000
                                                            --------------------    -----------------
     TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT            $   1,662,783,000    $   1,697,378,000
                                                            ====================    =================


                              EXHIBIT 13, PAGE 7

     The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For Years Ended December 30, 1995,
December 31, 1994 and January 1, 1994


                                        Common Stock            Paid-In         Cumulative        Retained         Unearned
                               Shares           Amount          Capital        Translation        Earnings       Compensation
                                                                                Adjustment
                             -----------    -------------    -------------    -------------    -------------    ------------

Balance, December 26, 1992   70,754,848    $  78,538,000    $ 286,703,000    $           -    $ 256,329,000    $  (1,267,000)
  Net income                          -                -                -                -      117,636,000                -
  Issuance of stock in
     acquisition                142,147          157,000        6,288,000                -                -                -
  Issuance of two-for-one
     stock split             71,754,831       79,648,000      (79,648,000)
  Exercise of stock options     970,636        1,079,000        3,898,000
  Purchase and retirement                                                                -                -                -
     of common stock           (100,000)        (111,000)      (3,282,000)
  Cumulative translation
    adjustment                        -                -                -         (594,000)               -                -
  Tax benefit on
    disqualified dispositions
    of stock options                  -                -        3,389,000                -                -                -
  Amortization of unearned
    compensation                      -                -                -                -                -          798,000
  Cash dividends paid
    ($.18 per share)                  -                -                -                -      (25,731,000)               -
Balance, January 1, 1994    143,522,462      159,311,000      217,348,000         (594,000)     348,234,000         (469,000)
                            -----------    -------------    -------------    -------------    -------------    ------------
   Net income                         -                -                -                -      127,026,000                -
   Purchase and retirement
      of common stock        (7,173,300)      (7,962,000)    (102,427,000)               -                -                -
  Exercise of discounted
      stock options             102,840          114,000         (475,000)               -                -                -
   Exercise of stock options    565,400          627,000          814,000                -                -                -
   Cumulative translation
      adjustment                      -                -                -       (1,221,000)               -                -
   Tax benefit on
      disqualified dispositions
      of stock options                -                -        3,375,000                -                -                -
   Amortization of unearned
      compensation                    -                -                -                -                -          469,000
   Cash dividends paid
      ($.22 per share)                -                -                -                -      (31,145,000)               -
                            -----------    -------------    -------------    -------------    -------------    ------------
Balance, December 31, 1994  137,017,402      152,090,000      118,635,000       (1,815,000)     444,115,000                -
   Net income                         -                -                -                -       52,304,000                -
   Purchase and retirement
      of common stock        (1,384,200)      (1,537,000)     (19,053,000)               -                -                -
   Exercise of stock options    323,400          360,000        2,136,000                -                -                -
   Cumulative translation
      adjustment                      -                -                -        3,710,000                -                -
   Cash dividends paid
      ($.30 per share)                -                -                -                -      (40,756,000)               -
                            -----------    -------------    -------------    -------------    -------------    ------------
Balance, December 30, 1995  135,956,602    $ 150,913,000    $ 101,718,000    $   1,895,000    $ 455,663,000    $           -
                            ===========    =============    =============    =============    =============    ============




The accompanying notes are an integral part of these consolidated financial statements.

                              EXHIBIT 13, PAGE 8

SHAW INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 30, 1995, December 31, 1994 and
January 1, 1994

                                                                              1995                         1994            1993 *
OPERATING ACTIVITIES:
    Net Income                                                $          52,304,000        $     127,026,000  $    117,636,000
                                                              ---------------------        -----------------     -------------
    Adjustments to Reconcile Net Income to Net
      Cash Provided by Operating Activities:
        Depreciation and amortization                                    91,083,000               84,898,000        82,416,000
        Provision for doubtful accounts                                   8,629,000               12,747,000        12,987,000
        Deferred income taxes                                             5,028,000               (1,457,000)        1,717,000
        Cumulative effect of accounting change                           12,077,000                        -                -
        Extraordinary loss on early extinguishment of debt                        -                3,363,000                -
        Stock option compensation expense                                         -                  469,000           798,000
        Changes in operating assets and liabilities,
           net of acquisitions:
            Accounts receivable                                         (21,137,000)             (44,132,000)      (24,846,000)
            Inventories                                                   2,456,000              (45,664,000)      (18,306,000)
            Accounts payable                                            (32,899,000)             (16,341,000)        8,376,000
            Accrued liabilities                                          28,277,000               (9,769,000)       18,846,000
            Other, net                                                   15,429,000              (22,512,000)      (16,537,000)
                                                              ---------------------        -----------------     -------------
                Total Adjustments                                       108,943,000              (38,398,000)       65,451,000
                                                              ---------------------        -----------------     -------------
            Net Cash Provided by Operating Activities                   161,247,000               88,628,000       183,087,000
                                                              ---------------------        -----------------     -------------

INVESTING ACTIVITIES:
    Increase in property, plant and equipment                           (67,257,000)            (148,904,000)      (97,709,000)
    Acquisition of business assets                                      (29,503,000)              (8,386,000)      (72,908,000)
    Investment in joint venture                                          (3,500,000)             (10,001,000)              -
    Deconsolidation of joint venture                                     (3,828,000)                       -               -
                                                              ---------------------        -----------------     -------------
            Net Cash Used in Investing Activities                      (104,088,000)            (167,291,000)     (170,617,000)
                                                              ---------------------        -----------------     -------------


FINANCING ACTIVITIES:
    Borrowings under revolving credit agreement                          30,000,000              389,143,000         5,000,000
    Repayment of revolving credit agreement                             (35,000,000)                       -               -
    Borrowings on other long-term debt                                    3,779,000                        -        45,000,000
    Repayment of long-term debt                                                   -             (142,887,000)      (68,627,000)
    Net payments on short-term debt                                               -              (20,000,000)      (40,000,000)
    Cash paid to retire debt                                                      -               (5,513,000)               -
    Purchase and retirement of common stock                             (20,590,000)            (110,389,000)       (3,393,000)
    Payment of cash dividends                                           (40,756,000)             (31,145,000)      (25,731,000)
    Proceeds from exercise of stock options                               2,496,000                1,080,000         4,977,000
                                                              ---------------------        -----------------     -------------
            Net Cash (Used in) Provided by Financing Activities         (60,071,000)              80,289,000       (82,774,000)
                                                              ---------------------        -----------------     -------------


CASH AND CASH EQUIVALENTS:
    Net change                                                           (2,912,000)               1,626,000       (70,304,000)
    Beginning of period                                                  34,365,000               32,739,000       103,043,000
                                                              ---------------------        -----------------     -------------
    End of period                                             $          31,453,000        $      34,365,000     $  32,739,000
                                                              =====================        =================     =============


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for -
        Interest                                              $          41,751,000        $      31,451,000    $   28,712,000
        Income taxes                                          $          36,874,000        $      64,308,000    $   79,826,000
    Noncash capital lease obligations                         $           3,450,000        $       1,667,000    $    2,896,000


The accompanying notes are an integral part of these consolidated financial statements.
* Fifty-three week period.

                                        EXHIBIT 13, PAGE 9


Notes to Consolidated Financial Statements
December 30, 1995, December 31, 1994 and January 1, 1994

Note 1  Summary of Accounting Policies
     Principles of Consolidation - The consolidated financial statements include the accounts of Shaw Industries, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.
     Nature of Business - The Company manufactures and distributes carpet in a broad range of prices, patterns, colors and textures for residential and commercial use. The Company markets its products to floorcovering retailers, distributors and contractors throughout the United States, Canada, Australia, Mexico and the United Kingdom.
     Fiscal Period - The Company's fiscal year-end is the Saturday closest to December 31. The results of operations for 1995 and 1994 were based on a 52-week year. For 1993, results of operations were based on a 53-week year.
     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         Revenue Recognition - Revenues are recognized when goods are shipped. Cash and Cash Equivalents - The Company considers all investments with an original maturity of three months or less to be cash equivalents.
     Inventory Valuation - Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The Company uses the last-in, first-out (LIFO) method of valuing substantially all of its domestic inventories to more properly match current costs against current revenues, thereby reducing the effects of price changes on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $9,992,000 and $5,598,000 lower than those reported at December 30, 1995 and December 31, 1994, respectively. Although current replacement cost for inventories was less than LIFO carrying value at December 30, 1995, the Company's management believes that the carrying value will be recovered through profit margins on future sales. The Company's foreign inventories, representing approximately 16.8 percent of total inventories, are valued at the lower of first-in, first-out
(FIFO) cost or market.
     Property, Plant and Equipment - Property, plant and equipment is recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are charged to expenses as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts,and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets (15 to 39 years for buildings and 5 to 14 years for machinery and equipment). Leasehold improvements are amortized over the terms of the related leases.
     Goodwill - Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable, however, could be reduced in the near term if changes occur in anticipated conditions. Accumulated amortization was $6,210,000 and $3,692,000 at December 30, 1995 and December 31, 1994,
respectively.
     Accrued Liabilities - Accrued liabilities include $24,879,000 and $21,149,000 for workers' compensation claims and $26,375,000 and $22,328,000 for returns and allowances at December 30, 1995 and December 31, 1994, respectively.
     Employee Benefits - The Company's Retirement Savings Plan provides, among other things, for voluntary contributions by domestic employees not to exceed 15 percent of their gross salaries and wages. The Company provides matching contributions of 25 to 50 percent based on the employee's contribution percentage. During 1995, 1994 and 1993, the Company contributed $9,356,000, $8,936,000 and $9,229,000, respectively, under the plan.
     The Company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1995, 1994 and 1993, the Company provided $1,425,000, $2,564,000, and $2,122,000, respectively, under the plan. These amounts have been recorded as other liabilities in the accompanying balance sheets.
     Earnings Per Share - Earnings per share have been computed based upon the weighted average shares and dilutive common stock equivalents outstanding during the year. All earnings per share and shareholders' investment amounts have been adjusted for the two-for-one stock split effected in the form of a stock dividend in December 1993.
     Foreign Currency Translation - The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated into United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' investment. Gains and losses which result from foreign currency transactions are included in the accompanying statements of income.

                              EXHIBIT 13, PAGE 10

     Accounting Change - Effective January 1, 1995, the Company changed its method of accounting for sample costs from expensing sample costs that exceed the estimated net realizable value when shipped to expensing that portion of sample costs as they are produced. This change was made in recognition of an increasing number of samples placed with customers that do not result in future sales. The cumulative effect of the change was to decrease net income for the year ended December 30, 1995 by $12,077,000, or $.09 per share, net of tax benefit of $7,885,000.
     Nonrecurring Plant Shutdown Costs - During 1995, the Company closed two of its domestic yarn spinning mills and one yarn spinning mill in Australia. As a result, the Company recorded a charge of $4,360,000 related to the domestic plant closings and $2,607,000 related to the foreign plant closing. These charges related primarily to termination benefits and to recording affected property, plant and equipment at net realizable value.
     New Accounting Pronouncement - The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes, among other things, accounting standards for the impairment of long-lived assets and certain identifiable intangibles. The Company will adopt the new standard in 1996. The Company has not determined the impact of adoption on the 1996 financial statements or results of operations.
     Reclassifications - Certain prior year amounts have been reclassified to conform to the 1995 presentation.

                              EXHIBIT 13, PAGE 11

Notes to Consolidated Financial Statements

Note 2 Long-Term Debt
     Long-term debt presented in the accompanying consolidated balance sheets at December 30, 1995 and December 31, 1994 consisted of the following (000s omitted):

                                                                                         1995              1994
--------------------------------------------------------------------------------- ---------------- -----------------
Revolving credit agreement at LIBOR-based rate, due in fiscal 1998                       $519,000          $524,000
Revolving loan facility, United Kingdom, at LIBOR-based rate, due in fiscal 1997           59,108            50,473
Revolving loan facility, Australia, at LIBOR-based rate, due in fiscal 1997                31,060            28,072
Other                                                                                      18,403            40,997
Capitalized lease obligations (Note 5)                                                      4,864             9,417
--------------------------------------------------------------------------------- ---------------- -----------------
                                                                                          632,435           652,959
Less:  current maturities                                                                 (5,305)          (40,898)
--------------------------------------------------------------------------------- ---------------- -----------------
                                                                                         $627,130          $612,061
                                                                                  ================ =================

     The domestic revolving credit agreement provides for borrowings of up to $620,000,000. The borrowings bear interest at variable rates equal to the London Interbank Offered Rate (LIBOR) plus margins ranging from 0.150 percent to 0.625 percent, depending on the Company's consolidated funded debt to earnings ratios, as defined. Fees associated with the domestic revolving credit agreement include a facility fee on the committed amount ranging from 0.10 percent to 0.20 percent. At December 30, 1995, $519,000,000 was outstanding under the revolving credit agreement. The LIBOR rate at December 30, 1995 was 5 7/16 percent. The Company also has revolving loan facilities through which its foreign subsidiaries obtain funds necessary for operations. The repayment of these revolving loan facilities is guaranteed by the Company.
     The domestic revolving credit agreement contains covenants which, among other provisions, (i) limit the Company's ability to incur indebtedness or assume liens, (ii) limit the payment of cash dividends and repurchases of common stock, (iii) limit new indebtedness and lease obligations, and (iv) require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage. At December 30, 1995, retained earnings of $20,424,000 are available for the payment of cash dividends. The foreign revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At December 30, 1995, the Company was in compliance with the terms of these agreements.
     In 1994, the Company elected to exercise its option to prepay certain 9.48 percent, 9.31 percent and 10.49 percent term notes payable. An extraordinary charge of $3,363,000, net of income tax benefit of $2,150,000, was incurred as a result of the early extinguishment of the notes payable. The aggregate annual maturities of long-term debt, including the capitalized lease obligations, as of December 30, 1995 are as follows: 1996 - $5,305,000; 1997 - $91,772,000; 1998 -
$533,236,000; 1999 - $2,113,000; 2000 - $9,000.
     The following is presented with respect to amounts outstanding under revolving credit agreements in 1995 and 1994 (000s omitted):

Revolving Credit:                             1995                  1994
----------------------------------------     --------               --------
    Available at year-end                    $710,168               $698,544
    Unused at year-end                        101,000                 99,119

                                   EXHIBIT 13, PAGE 12

Notes to Consolidated Financial Statements

Note 3 Shareholders' Investment
     Under the Company's 1987 and 1992 Incentive Stock Option Plans, 8 million and 6 million shares of common stock, respectively, are reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five to ten years.
     The following is a summary of stock option information for the 1987 and 1992 Incentive Stock Option Plans:

                                                  1995               1994
-------------------------------------------------------------------------------
Options outstanding, beginning of year            2,828,900          3,142,900
Options granted                                   1,939,200            325,000
Options exercised                                  (323,400)          (565,400)
Options canceled                                   (144,600)           (73,600)
Options outstanding, end of year                  4,300,100          2,828,900
Option price range per share                 $2.07 - $17.02     $2.07 - $17.02
Options exercisable,  end of year                    51,200            200,700
Options available for grant                       4,421,000          6,215,800
-------------------------------------------------------------------------------

     The Company's 1989 Discounted Stock Option Plan provided for the issuance of up to 880,000 shares of common stock to key employees. Options for 880,000 shares were granted to three officers at $.25 per share and all 880,000 had been exercised at December 31, 1994. The difference between the option price and market price at the date of grant was amortized over the option period resulting in compensation expense of $469,000 in 1994 and $798,000 in 1993.
     During March 1989, the Company adopted a Shareholder Rights Plan and pursuant thereto declared a dividend of one Right for each outstanding share of common stock. When exercisable, each Right will entitle its holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a price of $12.50 per share (the "Purchase Price"). If a person or group acquires or makes a tender or exchange offer to acquire 20% or more of the Company's common stock without the consent of the Company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right will entitle the holder, other than the Acquiring Shareholder , to receive, upon payment of the Purchase Price, in lieu of preferred stock, a number of shares of common stock of the Company having a market value equal to twice the Purchase Price. The Rights may be redeemed by the Company under certain circumstances at a price of $.01 per Right. The Rights have no voting power and, until exercised, no dilutive effect on net income per common share. If not previously redeemed, the Rights will expire in April 1999. The Company has designated 200,000 shares, of the 250,000 shares of preferred stock authorized, as Series A Participating Preferred Stock for issuance upon exercise of the Rights.
     The Company's board of directors has approved a stock repurchase plan whereby the Company's management is authorized to repurchase up to an additional 7,380,748 shares of the Company's common stock. For the year ended December 30, 1995, a total of 1,384,200 shares of the Company's common stock had been purchased and retired at a cost of $20,590,000.
     In 1995, the Company's board of directors approved a dividend reinvestment plan whereby all holders of record of the Company's common stock are eligible to participate. The plan provides a method of investing cash dividends and optional cash payments in shares of the Company's common stock. All costs associated with administering the plan are paid by the Company.

                              EXHIBIT 13, PAGE 13

Notes to Consolidated Financial Statements

Note 4 Income Taxes

     In, 1993, the Company adopted Statement of Financial  Accounting  Standards
(SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax accounting bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized. There was no cumulative effect resulting from the adoption.
     The provision for income taxes consisted of the following (000s omitted):

Current:                             1995              1994             1993
-------------------------------------------------------------------------------
      Federal                        $45,579           $59,254          $61,142
      State                            6,907            10,656           11,032
      Foreign                              -             2,558                -
-------------------------------------------------------------------------------
                                       52,486            72,468          72,174
Foreign operating loss carryforwards  (10,688)                -               -
Deferred                                1,805             6,942            (101)
-------------------------------------------------------------------------------
                                      $43,603           $79,410         $72,073
-------------------------------------------------------------------------------

     The differences between the Federal statutory income tax rate and the Company's effective tax rate were as follows:
                                                 1995        1994         1993
--------------------------------------------------------------------------------
Federal statutory rate                           35.0%       35.0%        35.0%
State income taxes, net of federal tax benefit    4.4         3.9          3.8
Other, net                                        1.4        (1.0)         (.8)
--------------------------------------------------------------------------------
                                                 40.8%       37.9%        38.0%
================================================================================

                              EXHIBIT 13, PAGE 14

     Components of the net deferred income tax liability at December 30, 1995 and December 31, 1994 are shown below (000s omitted):

                                                            1995          1994
--------------------------------------------------------------------------------
Deferred income tax assets:
     Accrued advertising expenses not currently deductible  $ 4,221      $3,587
     Reserve for cash discounts and bad debts                 4,850       6,291
     Employee benefit accruals not currently deductible      20,893      16,491
     Reserve for returns and allowances                      10,526       9,211
     Foreign net operating loss carryforwards                14,345       3,657
     Other                                                    2,490       3.291
--------------------------------------------------------------------------------
                                                             57,325      42,528
--------------------------------------------------------------------------------
Deferred income tax liabilities:
     Book basis of inventory over tax basis                 (14,054)    (13,274)
     Sample costs                                            (2,073)     (7,362)
     Book basis of property, plant and equipment over
        tax basis                                           (56,405)    (50,229)
     Other                                                   (4,499)     (3,812)
--------------------------------------------------------------------------------
                                                             (77,031)   (74,677)
--------------------------------------------------------------------------------
                                                            $(19,706)  $(32,149)
================================================================================


     The Company has recorded a deferred tax asset of $14,345,000 for income tax loss carryforwards related to its foreign operations. Realization is dependent on generating sufficient future taxable income at the related foreign operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

                                   EXHIBIT 13, PAGE 15

Notes to Consolidated Financial Statements

Note 5 Commitments and Contingencies
     From time to time, the Company is subject to claims and suits arising in the course of its business. The Company is a defendant in certain litigation alleging personal injury resulting from personal exposure to volatile organic compounds found in carpet produced by the Company. The complaints seek injunctive relief and unspecified money damages on all claims. The Company has denied any liability. The Company believes that it has meritorious defenses and that the litigation will not have a material adverse effect on the Company's financial condition or results of operations. The Company will vigorously defend this suit.
     In June 1994, the Company and several other carpet manufacturers received a grand jury subpoena from the Antitrust Division of the United States Department of Justice relating to an investigation of the industry. In December 1995, the Company learned that it was one of six carpet companies named as additional defendants in a pending antitrust suit filed in the United States District Court in Rome, Georgia. The amended complaint alleges price-fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The Company believes that the suit is spurious and without merit, and that once completed, it will not have a material adverse effect on the Company's financial condition or results of operations.
     In February 1996, a jury in Greenboro, North Carolina, returned a verdict against the Company in litigation brought by four former employees of Salem Carpet Mills, acquired by the Company in 1992, alleging age discrimination and sex discrimination in employment decisions made with regard to such employees. The verdict is now under review by the trial judge and may subsequently be appealed by either party after judgment is entered. The Company believes that the litigation will not have a material adverse effect on the Company's financial condition or results of operations.
     The Company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $57,113,000 at December 30, 1995 and $53,663,000 at December 31, 1994. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was $45,218,000 and $34,777,000 at December 30, 1995 and December 31, 1994,
respectively. The related obligations are included in long-term debt (Note 2). The Company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.
     At December 30, 1995, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):

                                      Capital       Operating      Total Future
                                       Leases        Leases          Payments
--------------------------------------------------------------------------------
1996                                    3,692           19,412           23,104
1997                                    1,183           14,635           15,818
1998                                      520            9,256            9,776
1999                                       50            6,250            6,300
2000                                        9            4,022            4,031
2001 and thereafter                         -            4,509            4,509
--------------------------------------------------------------------------------
Total Payments                           5,454          $58,084           63,538
                                                  ==============================
Less: amount representing interest         590
--------------------------------------------------------------------------------
Present value of capitalized lease
payments with a weighted average
interest rate of 8.25%                   $4,864
================================================================================

     Rental payments under noncancelable operating leases were $32,187,000, $30,389,000 and $27,486,000 in 1995, 1994 and 1993, respectively.
     At December 30, 1995, the Company had commitments to purchase certain capital assets of approximately $22,000,000.

                                   EXHIBIT 13, PAGE 16

Notes to Consolidated Financial Statements  Shaw Industries, Inc.

Note 6 Financial Instruments

     The carrying amount and fair value of the Company's financial instruments are as follows (000s omitted):


                               December 30, 1995     December 31, 1994
                           Carrying         Fair       Carrying          Fair
                           Amount           Value      Amount            Value
                         -------------------------------------------------------
Debt:
  Revolving credit
  agreements               $609,168      $609,168      $602,545        $602,545
  Other obligations          23,267        23,267        50,414          50,414
Foreign currency exchange
  contract                       -             -            -            (4,390)


     REVOLVING CREDIT AGREEMENTS: The carrying values of the revolving credit agreements approximate their fair values due to the floating market interest rates charged on those agreements.
     OTHER OBLIGATIONS: The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at December 30, 1995 and December 31, 1994.
     FOREIGN CURRENCY EXCHANGE CONTRACTS: The Company may employ foreign currency exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce foreign currency exchange rate fluctuation risk. As of December 30, 1995, the Company had no foreign currency exchange contracts outstanding. At December 31, 1994, one contract was outstanding to purchase Mexican pesos at the spot rate on the contract date through which the Company had effectively hedged approximately $14,100,000 of U.S. dollar- denominated net liabilities of its Mexican joint venture. The market value gain resulting from the contract offset the exchange rate loss at December 31,1994. The contract expired in January 1995, at which time the counter party fully performed under the terms of the contract.

                              EXHIBIT 13, PAGE 17

Notes to Consolidated Financial Statements  Shaw Industries, Inc.

Note 7  Acquisitions

     On March 31, 1993, the Company acquired all of the outstanding stock of Kosset Carpets, Ltd., Bradford, England ("Kosset") for approximately $19,043,000 in cash. The acquistion has been accounted for as a purchase transaction, and accordingly, the results of operations of Kosset have been included in the accompanying financial statements since April 1, 1993.
     On July 12, 1993, the Company formed a joint venture through which it acquired an interest in Capital Carpet Industries, Pty., Ltd., Melbourne,
Victoria, Australia, and Invicta Group Industries, Pty., Ltd., Braybrook, Victoria, Australia (together, "CCI"), enabling the Company to participate in a government-supported rationalization of the Australian carpet industry. On November 4, 1993, the Company acquired the remaining interest in the joint venture. Until November 4, 1993, the investment was accounted for using the equity method, and accordingly, the Company included its share of CCI's income in other income. Subsequent to November 4, 1993, the results of operations of CCI are included in the accompanying financial statements.
     On September 10, 1993, the Company acquired Abingdon Carpets, Gwent, Wales ("Abingdon"). Abingdon is a British producer of medium-priced tufted carpets and carpet yarns. The acquisition has been accounted for as a purchase transaction, and accordingly, the results of operations of Abingdon are included in the accompanying financial statements since September 10, 1993.
     On May 31, 1994, the Company formed a joint venture (the "Terza Joint Venture") with Grupo Industrial Alfa, S.A. de C.V. of Monterrey, Mexico, for the manufacture, distribution and marketing of carpets, rugs and related products primarily in Mexico and South America. The Company originally acquired a 51 percent interest in the Terza Joint Venture for $14,050,000, and accordingly, the joint venture's financial statements were consolidated with the Company's financial statements at December 31, 1994 and for the period from the acquisition date to December 31, 1994. Effective January 1, 1995, the Company sold a 2 percent interest in the Terza Joint Venture for $550,000 reducing its interest to 49 percent. As a result, the Company's investment in the Terza Joint Venture is being accounted for using the equity method. The deconsolidation of the Terza Joint Venture had an insignificant effect on the Company's consolidated total assets and net sales as of and for year ended December 30, 1995.
     In January 1995, the Company increased its operations in the United Kingdom by acquiring substantially all of the operating assets of the Carpets Division of Coats Viyella Plc for approximately $29,503,000.
     Pro forma presentation of operations after giving retroactive effect to these acquisitions is not provided as these acquisitions were not material to require such presentation.

                                   EXHIBIT 13, PAGE 18

Notes to Consolidated Financial Statements

Note 8 - Information about the Company's Foreign Operations

     The following information is presented regarding the Company's consolidated foreign operations for the years ended December 30, 1995, December 31, 1994 and January 1, 1994 (000s omitted).

                                                                     1995
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
                                                                                      Adjustments
                                                                                              and
                                                      Domestic           Foreign     Eliminations      Consolidated

                                                                                     Consolidated
--------------------------------------------- ----------------- ----------------- ---------------- -----------------
Sales to unaffiliated customers                     $2,509,443          $360,385    $          --        $2,869,828
============================================= ================= ================= ================ =================
Operating profit (loss)                            $   168,500         $(19,401)    $          --       $   149,099
============================================= ================= ================= ================
Interest expense                                                                                           (41,901)
Miscellaneous expense, net                                                                                    (443)
                                                                                                   -----------------
    Income before income taxes                                                                          $   106,755
                                                                                                   =================
Identifiable assets                                 $1,504,756          $292,850       $(134,823)        $1,662,783
============================================= ================= ================= ================ =================





                                                                     1994
------------------------------------- ---------------- ----------------- ---------------- -----------------
                                                                             Adjustments
                                                                                     and
                                                     Domestic           Foreign     Eliminations      Consolidated
--------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Sales to unaffiliated customers                   $2,498,090         $290,437   $            --        $2,788,527
============================================ ================= ================ ================= =================
Operating profit                                  $   228,168        $   6,731   $            --       $   234,899
============================================ ================= ================ =================
Interest expense, net                                                                                     (30,022)
Miscellaneous income, net                                                                                    4,922
                                                                                                  -----------------
    Income before income taxes                                                                         $   209,799
                                                                                                  =================
Identifiable assets                                $1,439,260         $340,790         $(82,672)        $1,697,378
============================================ ================= ================ ================= =================

                                             EXHIBIT 13, PAGE 19

                                                                                                     Note 8 (Cont.)
                                                                                  1993

--------------------------------------------- ----------------- ----------------- ---------------- -----------------
                                                                                      Adjustments
                                                                                              and
                                                      Domestic           Foreign     Eliminations      Consolidated

============================================= ================= ================= ================ =================
Sales to unaffiliated customers                     $2,379,045           $97,237    $          --        $2,476,282
============================================= ================= ================= ================ =================
Operating profit                                   $   207,373         $   3,913  $            --       $   211,286
============================================= ================= ================= ================
Interest expense, net                                                                                      (24,107)
Miscellaneous income, net                                                                                     2,530
                                                                                                   -----------------
    Income before income taxes                                                                          $   189,709
                                                                                                   =================
Identifiable assets                                 $1,316,863          $247,322       $(109,919)        $1,454,266
============================================= ================= ================= ================ =================


     Sales and transfers between geographic areas and export sales are not material. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: net interest expense, net miscellaneous income, income taxes, equity in income of joint venture, the cumulative effect of an accounting change or the extraordinary item related to early extinguishment of debt.
     Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

                                      EXHIBIT 13, PAGE 20

Notes to Consolidated Financial Statements


Note 9  Quarterly Financial Data (Unaudited)
     Summarized quarterly financial data for 1995, 1994 and 1993 is as follows (000s except per share amounts):


                                                              1995 Quarters

                                       First           Second            Third     Fourth
                                            *
Net Sales                            $676,550        $738,326         $748,364   $706,588
Gross Profit                          117,081         144,516          142,716    145,621
Net Income                             (7,600)         18,673           21,905     19,326
Earnings Per Share  - Primary and
                      Fully Diluted     (0.06)           0.14             0.16       0.14



                                                              1994 Quarters
                                        First         Second             Third     Fourth
                                                           **
Net Sales                            $620,126        $722,219         $734,100   $712,082
Gross Profit                          126,198         165,926          156,880    152,084
Net Income                             25,325          40,479           33,162     28,060
Earnings Per Share  - Primary and
                      Fully Diluted      0.17            0.28             0.24       0.20



                                                              1993 Quarters
                                        First          Second            Third     Fourth
                                                         ****
Net Sales                            $519,318        $669,275         $649,516   $638,173
Gross Profit                          100,507         145,574          137,301    129,694
Net Income                             16,596          37,672           34,096     29,272
Earnings Per Share  - Primary and
                      Fully Diluted ***  0.12            0.26             0.24       0.20



     * The first quarter net income and per share amounts for 1995 include a charge of $12,077,000, or $.09 per share, net of tax benefit, from the cumulative effect of a change in the method of accounting for sample costs from expensing sample costs that exceed the estimated net realizable value when shipped to expensing that portion of sample costs as they are produced.

     * *The second quarter net income and per share amounts for 1994 include the effect of an extraordinary loss on early extinguishment of debt of $3,363,000, or $.02 per share, net of tax benefit.

     ***The sum of the 1993 quarterly net earnings per share amounts is different from the annual net earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.

****Fourteen week period.

                              EXHIBIT 13, PAGE 21

Notes To Consolidated Financial Statements

Note 10  Subsequent Events

     In February 1996, the Company acquired certain companies for cash and common stock as part of its plan to develop a residential dealer and commercial contractor distribution network.

                              EXHIBIT 13, PAGE 22

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Shareholders of Shaw Industries, Inc.:


     We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of December 30, 1995 and December 31, 1994 and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.
     As discussed in Note 1 of the Notes to Consolidated Financial Statements, effective January 1, 1995, the Company changed its method of accounting for sample costs.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 19, 1996

                              EXHIBIT 13, PAGE 23

                                              Stock Information

High and low stock prices and cash dividends paid by fiscal quarter
(after giving effect to a two-for-one stock split effected in the form of a stock dividend in December 1993 )

                                      1995                                1994                          1993

                                   High            Low              High       Low                 High     Low

1st Quarter                        17 1/8          12               25         17 7/8              19 3/4   14 7/8
2nd Quarter                        17 3/8          12 1/4           25 1/2     15 3/4              19 7/8   14 1/8
3rd Quarter                        17 1/4          14 1/4           17 7/8     13 7/8              24 5/8   16
4th Quarter                        16 3/8          12 5/8           15 3/4     12 7/8              25 1/2   20 1/8



                                                   Dividends Paid

                                         1995           1994            1993

1st Quarter                          7.50 cents     5.50 cents      4.50 cents
2nd Quarter                          7.50 cents     5.50 cents      4.50 cents
3rd Quarter                          7.50 cents     5.50 cents      4.50 cents
4th Quarter                          7.50 cents     5.50 cents      4.50 cents

 Total                              30.00 cents    22.00 cents     18.00 cents



Number of Shareholders
As of March 4, 1996, there were 4,159 holders of record of the Company's Common Stock.

                                   EXHIBIT 13, PAGE 24