Form 10-K, Exhibit 13
period 1996-12-28
SHAW INDUSTRIES INC
filed 1997-03-28
CIK 89498

Ten-Year Financial Review
(Dollars in 000s except share data)

                                                        1996            1995            1994            1993            1992

Net Sales .................................... $   3,200,964   $   2,869,828   $   2,788,527   $   2,476,282   $   2,035,962
Cost of Sales ................................     2,486,164       2,319,894       2,187,439       1,963,206       1,641,404
Selling, General and Administrative
  Expenses ...................................       540,748         393,868         366,189         301,790         240,192
Pre-opening Expenses, ........................        13,595            --              --              --              --
Nonrecurring Charges .........................        29,139           6,967            --              --              --
Restructuring Costs ..........................        19,963            --              --              --              --
Interest, Net ................................        42,442          41,901          30,022          24,107          26,083
Other (Income) Expense, Net ..................        (4,705)            443          (4,922)         (2,530)            324
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change .....................        73,618         106,755         209,799         189,709         127,959
     As a Percentage of Net Sales ............           2.3%            3.7%            7.5%            7.7%            6.3%
Effective Tax Rate ...........................          59.0%           40.8%           37.9%           38.0%           38.5%
Income Before Equity in Income of Joint
   Venture, Extraordinary Item and Accounting
   Change ....................................        30,155          63,152         130,389         117,636          78,695
Equity in Income of Joint Venture ............         3,868           1,229            --              --              --
Extraordinary Item ...........................          --              --            (3,363)           --              --
Accounting Change ............................          --           (12,077)           --              --              --
Net Income ...................................        34,023          52,304         127,026         117,636          78,695
  As a Percentage of Net Sales ...............           1.1%            1.8%            4.6%            4.8%            3.9%
  As a Percentage of Average Total Assets ....           1.9%            3.1%            8.1%            8.8%            7.7%
  As a Percentage of Average Invested Capital            2.4%            3.9%           10.7%           12.1%           10.5%
  As a Percentage of Average
     Shareholders' Investment ................           4.9%            7.4%           17.7%           17.5%           16.1%
Earnings Per Share:
   Primary and Fully Diluted .................          0.25            0.38            0.89            0.81            0.59
Cash Dividends Per Share .....................          0.30            0.30            0.22            0.18            0.15
Property Additions (including acquisitions) ..       177,062          93,805         187,045         174,635         191,830
Depreciation and Amortization ................        90,906          91,083          84,898          82,416          67,414
Weighted Average Shares Outstanding:
   Primary ...................................   135,909,265     136,378,493     142,483,289     144,922,740     132,422,293
   Fully Diluted .............................   135,909,265     136,378,493     142,489,938     145,317,217     132,596,479
At Year-End:
   Working Capital ...........................       670,344         641,445         617,338         437,445         448,089
   Current Ratio .............................           2.6             3.5             3.0             2.2             2.6
   Property, Plant and Equipment, Net ........       655,141         631,990         656,178         551,873         453,276
   Total Assets ..............................     1,984,398       1,662,783       1,697,378       1,454,266       1,223,439
   Total Long-Term Debt ......................       825,280         627,130         612,061         317,914         281,742
   Shareholders' Investment ..................       671,711         710,189         713,025         723,830         619,977
   Total Invested Capital* ...................     1,496,991       1,337,319       1,325,086       1,041,744         901,719
   Shareholders' Investment Per Share ........ $        5.06   $        5.22   $        5.20   $        5.04   $        4.38

*The sum of shareholders' investment and long-term debt.

NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992 and May 1989.


                                                        1991            1990            1989            1988            1987

Net Sales .................................... $   1,618,923   $   1,658,771   $   1,266,142   $   1,120,163   $     753,378
Cost of Sales ................................     1,341,312       1,348,808       1,017,084         905,305         613,002
Selling, General and Administrative
  Expenses ...................................       188,363         179,381         138,708         126,500          81,134
Pre-opening Expenses, ........................          --              --              --              --              --
Nonrecurring Charges .........................          --              --              --              --              --
Restructuring Costs ..........................          --              --              --              --              --
Interest, Net ................................        30,973          35,026          20,828          23,776          11,305
Other (Income) Expense, Net ..................           (74)           (483)           (640)           (145)           (172)
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change .....................        58,349          96,039          90,162          64,727          48,109
     As a Percentage of Net Sales ............           3.6%            5.8%            7.1%            5.8%            6.4%
Effective Tax Rate ...........................          38.3%           38.0%           38.4%           37.8%           42.5%
Income Before Equity in Income of Joint
   Venture, Extraordinary Item and Accounting
   Change ....................................        35,985          59,515          55,567          40,285          27,666
Equity in Income of Joint Venture ............          --              --              --              --              --
Extraordinary Item ...........................          --              --              --              --              --
Accounting Change ............................          --              --              --              --              --
Net Income ...................................        35,985          59,515          55,567          40,285          27,666
  As a Percentage of Net Sales ...............           2.2%            3.6%            4.4%            3.6%            3.7%
  As a Percentage of Average Total Assets ....           4.5%            8.0%            9.4%            8.1%            6.7%
  As a Percentage of Average Invested Capital            6.2%           11.1%           12.7%           10.7%            8.9%
  As a Percentage of Average
     Shareholders' Investment ................          12.8%           29.1%           29.4%           25.4%           19.0%
Earnings Per Share:
   Primary and Fully Diluted .................          0.32            0.50            0.46            0.33            0.21
Cash Dividends Per Share .....................         0.125           0.125            0.10           0.083           0.078
Property Additions (including acquisitions) ..        48,230         116,739         144,308          30,362         114,882
Depreciation and Amortization ................        62,075          60,734          38,600          41,866          27,361
Weighted Average Shares Outstanding:
   Primary ...................................   113,018,088     118,909,198     120,135,363     123,830,721     131,969,354
   Fully Diluted .............................   113,220,148     118,909,198     120,135,363     123,830,721     131,969,354
At Year-End:
   Working Capital ...........................       290,305         260,644         224,443         199,458         194,754
   Current Ratio .............................           2.5             2.4             2.3             3.0             2.8
   Property, Plant and Equipment, Net ........       344,182         341,266         293,030         192,194         193,237
   Total Assets ..............................       816,874         790,935         690,202         496,374         500,609
   Total Long-Term Debt ......................       235,424         376,499         292,763         205,775         228,203
   Shareholders' Investment ..................       358,643         201,667         207,434         170,309         147,139
   Total Invested Capital* ...................       594,067         576,166         500,197         376,084         375,342
   Shareholders' Investment Per Share ........ $        2.89   $        1.87   $        1.73   $        1.39   $        1.09

*The sum of shareholders' investment and long-term debt.

NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992 and May 1989.



                               EXHIBIT 13, PAGE 1

Management's Discussion and Analysis of
Financial Condition and Results of Operations

General

     The Company's business, as well as the U.S. carpet industry in general, is cyclical in nature and is significantly affected by general economic conditions. The level of domestic carpet sales tends to reflect fluctuations in consumer spending for durable goods and, to a lesser extent, fluctuations in interest rates and new housing starts. The Company's international operations are also impacted by the economic climates in the markets in which they operate (primarily the United Kingdom, Australia and Mexico). Sales prices and demand for the Company's domestic wholesale manufacturing business declined slightly in 1996 with the decision in December 1995 to enter the residential retail and commercial contractor business, while margins improved. International markets remained weak in 1996, but margins improved slightly after excluding restructuring costs of $36,078,000 ($24,172,000, net of tax benefit) related to the Company's decision to exit the woolen carpet business in the United Kingdom as discussed in Note 8 of the Notes to Consolidated Financial Statements.

     During 1996, the Company acquired several residential retailers and commercial carpet contractors including Bell-Mann, Inc., Carpetland USA, Inc., New York Carpet World, Inc. and several others for cash, notes payable and common stock totaling $188.3 million and resulting in goodwill of $132.8 million, which is being amortized over 20 years. In addition, the Company opened 57 Shaw Carpet Showplace residential retail stores in California and
Pennsylvania and 3 CarpetSmart retail stores in New York and incurred pre-opening expenses of $13.6 million. Net sales for the Company's retail and commercial contract business totaled $498.6 million in 1996 and at December 28, 1996, the Company has approximately 350 retail and commercial contract locations throughout the United States.

     The Company believes that by combining the resources of the manufacturer and retailer and developing a commercial contract distribution network, it can provide a full range of products and services to more effectively meet the needs of the end-user of both residential and commercial carpet products at significantly improved margins. As part of this strategy, the Company continues its efforts to develop an alignment program with dealers of both residential and commercial carpet products to provide a collection of services, benefits and programs that will encourage dealers to purchase more from the Company. At December 28, 1996, the Company has approximately 1,400 aligned dealers.


Liquidity  and Capital  Resources

     At December 28, 1996, the Company had working capital of $670.3 million, an increase of $28.9 million, or 4.5 percent, over working capital of $641.4 million at December 30, 1995. Cash and cash equivalents increased $18.1 million from $31.5 million at December 30, 1995 to $49.6 million. Cash flow provided by operating activities was $166.3 million for 1996, principally net income of $34.0 million adjusted for depreciation and amortization of $90.9 million and nonrecurring charges of $29.1 million and restructuring costs of $19.1 million, compared to $161.2 million in 1995 which included non-cash charges of $12.1 million to reflect a cumulative effect of an accounting change for samples. Cash used in investing activities for 1996 consisted of additions to property, plant and equipment of $106.8 million and acquisitions of business assets of $70.2 million compared to $67.3 million and $29.5 million, respectively, in 1995. Cash flow provided by financing activities during 1996 included an increase in long-term debt of $231.6 million, offset by payments on debt of $75.0 million, cash dividends of $40.8 million and repurchases of 7,676,800 shares of common stock for $87.8 million. In 1995, the Company paid cash dividends of $40.8 million and repurchased 1,384,200 shares of common stock for $20.6 million.

     The Company has continued to maintain a strong working capital position. Effective use of capital and the Company's ability to generate cash flow from operations has enabled it to make investments which reduce production costs, generate operating margins that have historically exceeded industry averages and implement its retail strategy.

     Capital  expenditures  for  property,  plant  and  equipment  necessary  to maintain the Company's facilities in a modern state-of-the-art condition and expand its production capacity were $106.8 million. Management anticipates total capital expenditures and capitalized lease obligations of approximately $100 million in 1997 to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume, to improve efficiency and to open new retail stores and upgrade its current retail operations.

     The Company's primary source of financing is an unsecured revolving credit facility with a banking syndicate which provides for borrowings of up to $620.0 million and expires in December 1999. Interest on borrowings under this facility is currently based on LIBOR, which was 5.69 percent at December 28, 1996 plus margins ranging from .150 percent to .475 percent. At December 28, 1996, borrowings outstanding under this credit facility were $599.0 million. During 1996, the Company entered into two interest rate swap agreements with notional amounts totaling $300.0 million by which the Company agreed to pay interest at an effective fixed rate of 6.25 percent and 6.57 percent, respectively. As a result, the interest on approximately one half of the Company's unsecured revolving credit facility has been fixed. The interest rate swap agreements expire in 1998. The Company does not use interest rate swap agreements or any other derivatives for speculative trading purposes.

     In September 1996, the Company entered into a multicurrency credit facility in the United Kingdom with a banking syndicate which provides for borrowings up to $131.3 million and expires in 2001. Interest on borrowings under this facility is based on LIBOR and approximated 6.80 percent at December 28, 1996.
Borrowings outstanding under this credit facility were $128.3 million at December 28, 1996. In addition, the Company maintains a revolving credit facility in Australia of $70.8 million with $63.6 million outstanding and $7.2 million available at December 28, 1996.

     The Company believes that available borrowings under its existing credit agreements, available cash and internally generated funds will be sufficient to support its working capital, capital expenditures, capital expansion and debt service requirements for the foreseeable future. In addition, the Company believes it could expand its revolving credit and long-term bank facilities, if necessary.

                               EXHIBIT 13, PAGE 2

Inflation

     The Company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials increased slightly in 1996, 1995 and 1994. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost effective manufacturing and other operational procedures. The Company's ability to mitigate the effect of price changes will depend on market factors.

Results of Operations
1996 Compared to 1995

     Net sales increased $331.2 million, or 11.5 percent, to $3,201.0 million in 1996. The increase was primarily attributable to incremental net sales of $498.6 million related to the residential retail and commercial contract business, offset by declines in net sales prices and volumes for the Company's wholesale manufacturing operations in both the domestic and international markets. Gross margin as a percentage of net sales increased 3.1 percent to 22.3 percent for 1996, compared to 19.2 percent for 1995, primarily due to higher margins for retail sales, offset in part by slightly higher raw material costs. Domestic and international wholesale manufacturing margins improved 1.5 percent and 1.9 percent, respectively, in 1996 compared to 1995 primarily due to improved sales product mix and increases in the efficiency relationships of volume and fixed costs which outweighed slightly higher raw material costs.

     Selling, general and administrative expenses for 1996 were $540.7 million, or 16.9 percent of net sales, compared to $393.9 million, or 13.7 percent of net sales, in 1995. The increase of $146.8 million, or 3.2 percent of net sales, was primarily due to increased advertising and other selling and administrative expenses associated with the Company's entrance into the residential retail and commercial contract business. Pre-opening expenses related to the retail operations totaled $13.6 million in 1996. Interest expense, net, increased to $42.4 million in 1996 from $41.9 million in 1995 as a result of higher borrowings, offset in part by an overall reduction in interest rates.

     Results for 1996 included nonrecurring charges of $29.1 million ($26.5 million net of tax benefit, or $.19 per share) and restructuring costs of $36.1 million ($24.2 million net of tax benefit, or $.18 per share) of which $16.1 million was charged to cost of sales. Net income before nonrecurring charges and restructuring costs was $84.7 million, or $.62 per share compared to $68.7 million or $.50 per share in 1995. Net income after nonrecurring charges and restructuring costs was $34.0 million, or $.25 per share in 1996 compared to net income of $52.3 million, or $.38 per share in 1995, after recording a change in accounting for samples and plant shutdown costs of $16.4 million, or $.12 per share in 1995.

     The effective income tax rate from 1996 was 59.0 percent, compared to 40.8 percent in 1995, as a result of lower taxable income and increases in permanent tax differences primarily as a result of nondeductible goodwill included in the nonrecurring charges.

1995 Compared to 1994

     Net sales increased $81.3 million, or 2.9 percent, to $2,869.8 million in 1995. After excluding sales in 1994 related to the Terza Joint Venture, sales increased 4.0 percent. The increase was primarily attributable to incremental net sales of $134.1 million related to the acquisition of substantially all of the operating assets of the Carpet Division of Coats Viyella Plc (the "CV Acquisition") for approximately $29.5 million, offset by declines in net sales at the Company's other foreign operations. Gross margin as a percent of net sales decreased 2.4 percent to 19.2 percent for 1995, compared to 21.6 percent in 1994, primarily due to increased production costs, competitive price pressures and lower production volumes at the Company's international operations.

     Selling, general and administrative expenses for 1995 were $393.3 million, or 13.7 percent of net sales, compared to $366.2 million, or 13.1 percent of net sales, in 1994. Additionally, 1995 results include nonrecurring plant shutdown costs of $4.3 million related to the closure of two domestic yarn spinning mills and $2.6 million related to the closure of a yarn spinning mill in Australia. Interest expense, net, increased $11.9 million, or 39.6 percent, as a result of higher average borrowings due primarily to stock repurchases and the CV Acquisition, offset in part by lower average interest rates on the Company's borrowings. The effective income tax rate for 1995 was 40.8 percent, compared to
37.9 percent in 1994, as a result of lower taxable income which increased the effect of permanent tax differences.

                               EXHIBIT 13, PAGE 3

Nonrecurring Charges and Restructuring Costs

     In March 1996, the Company recorded nonrecurring charges of $29.1 million ($26.5 million, net of tax benefit, or $.19 per share) for the reduction of the carrying value of certain goodwill and property, plant and equipment at its international operations and a provision for the disposal of certain other assets.

     In December 1996, the Company recorded restructuring costs of $36.1 million ($24.2 million, net of tax benefit, or $.18 per share) related to its woolen yarn operations and the discontinuance of Axminster carpet production in the United Kingdom. Of these restructuring costs, $16.1 million represented inventory markdowns which have been charged to cost of sales.

Foreign  Operations

     The Company's primary foreign operations are conducted through its United Kingdom and Australian subsidiaries, where the functional currencies are British pounds and Australian dollars, respectively. Fluctuations in the value of foreign currencies create exposures which can impact the Company's operating results. The Company may employ foreign currency forward exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce such exposure. The Company does not enter into foreign currency forward exchange contracts for speculative trading purposes.


                               EXHIBIT 13, PAGE 4

CONSOLIDATED STATEMENTS OF INCOME

For Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                                                        1996               1995               1994
                                                             ---------------    ---------------    ---------------


Net Sales ................................................   $ 3,200,964,000    $ 2,869,828,000    $ 2,788,527,000

Costs and Expenses:
  Cost of sales ..........................................     2,486,164,000      2,319,894,000      2,187,439,000
  Selling, general and administrative ....................       540,748,000        393,868,000        366,189,000
  Pre-opening expenses ...................................        13,595,000               --                 --
  Restructuring costs ....................................        19,963,000               --                 --
  Nonrecurring charges ...................................        29,139,000          6,967,000               --
  Interest, net ..........................................        42,442,000         41,901,000         30,022,000
  Other (income) expense, net ............................        (4,705,000)           443,000         (4,922,000)
                                                             ---------------    ---------------    ---------------
Income Before Income Taxes ...............................        73,618,000        106,755,000        209,799,000
Provision for Income Taxes ...............................        43,463,000         43,603,000         79,410,000
                                                             ---------------    ---------------    ---------------
Income Before Equity in Income of Joint Venture,
     Extraordinary Item and Accounting Change ............        30,155,000         63,152,000        130,389,000
Equity in Income of Joint Venture ........................         3,868,000          1,229,000               --
                                                             ---------------    ---------------    ---------------
Income Before Extraordinary Item and Accounting Change ...        34,023,000         64,381,000        130,389,000
Extraordinary Item, net of tax benefit ...................              --                 --           (3,363,000)
Cumulative Effect of Accounting Change, net of tax benefit              --          (12,077,000)              --
                                                             ===============    ===============    ===============
Net Income ...............................................   $    34,023,000    $    52,304,000    $   127,026,000
                                                             ===============    ===============    ===============


Earnings Per Common Share :
  Primary and Fully Diluted Basis-

     Before Extraordinary Item and Accounting Change .....   $          0.25    $          0.47    $          0.91
     Extraordinary Item ..................................              --                 --                (0.02)
     Cumulative Effect of Accounting Change ..............              --                (0.09)              --
                                                             ===============    ===============    ===============
     Net Income ..........................................   $          0.25    $          0.38    $          0.89
                                                             ===============    ===============    ===============

Weighted Average Shares Outstanding:
     Primary .............................................       135,909,265        136,378,493        142,483,289
     Fully Diluted .......................................       135,909,265        136,378,493        142,489,938

The accompanying notes are an integral part of these consolidated financial statements.


                               EXHIBIT 13, PAGE 5

CONSOLIDATED BALANCE SHEETS

December 28, 1996 and December 30, 1995

---------------------------------------------------------------------------------------
                                                                  1996             1995
---------------------------------------------------------------------------------------
ASSETS
Current Assets:
 Cash and cash equivalents ..........................   $   49,581,000   $   31,453,000
                                                        --------------   --------------

 Accounts receivable, less allowance for doubtful
    accounts and discounts of $16,667,000 in 1996 and
    $14,746,000 in 1995 .............................      393,983,000      345,443,000
                                                        --------------   --------------

 Inventories -
  Raw materials .....................................      251,262,000      232,693,000
  Work-in-process ...................................       26,070,000       25,330,000
  Finished goods ....................................      279,453,000      231,189,000
                                                        --------------   --------------
                                                           556,785,000      489,212,000
                                                        --------------   --------------
Other current assets ................................       81,056,000       36,403,000
                                                        --------------   --------------
     Total current assets ...........................    1,081,405,000      902,511,000
                                                        --------------   --------------



Property, Plant and Equipment, at cost:
  Land and land improvements ........................       29,584,000       27,173,000
  Buildings and leasehold improvements ..............      293,072,000      269,715,000
  Machinery and equipment ...........................      969,601,000      914,126,000
  Construction in progress ..........................       45,289,000       22,986,000
                                                        --------------   --------------
                                                         1,337,546,000    1,234,000,000
  Less - Accumulated depreciation and amortization ..      682,405,000      602,010,000
                                                        --------------   --------------
                                                           655,141,000      631,990,000
                                                        --------------   --------------

Goodwill, net .......................................      212,398,000      104,280,000
                                                        --------------   --------------
Investment in Joint Venture .........................       18,302,000       15,513,000
                                                        --------------   --------------
Other Assets ........................................       17,152,000        8,489,000
                                                        --------------   --------------
     TOTAL ASSETS ...................................   $1,984,398,000   $1,662,783,000
                                                        ==============   ==============

                               EXHIBIT 13, PAGE 6


---------------------------------------------------------------------------------------
                                                                  1996             1995
---------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
  Notes payable .....................................   $   35,084,000   $         --
  Current maturities of long-term debt ..............       17,431,000        5,305,000
  Accounts payable ..................................      195,347,000      114,326,000
  Accrued liabilities ...............................      163,199,000      141,435,000
                                                        --------------   --------------
     Total current liabilities ......................      411,061,000      261,066,000
                                                        --------------   --------------

Long-Term Debt, less current maturities .............      825,280,000      627,130,000
                                                        --------------   --------------
Deferred Income Taxes ...............................       63,453,000       51,000,000
                                                        --------------   --------------
Other Liabilities ...................................       12,893,000       13,398,000
                                                        --------------   --------------


Commitments and Contingencies


Shareholders' Investment:
  Preferred stock; 250,000 shares authorized, no shares issued    --               --
  Common stock, no par, $1.11 stated value, authorized
    500,000,000 shares; issued and outstanding: 132,772,548
    shares at December 28, 1996 and 135,956,602 shares
    at December 30, 1995 ............................      147,379,000      150,913,000
  Paid-in capital ...................................       72,335,000      101,718,000
  Cumulative translation adjustment .................        3,058,000        1,895,000
  Retained earnings .................................      448,939,000      455,663,000
                                                        --------------   --------------
     Total shareholders' investment .................      671,711,000      710,189,000
                                                        --------------   --------------
     TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT .   $1,984,398,000   $1,662,783,000
                                                        ==============   ==============


The accompanying notes are an integral part of these consolidated financial statements.

                               EXHIBIT 13, PAGE 7

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For Years Ended December 28, 1996, December 30, 1995  and December 31, 1994

                                                                                        Cumulative
                                           Common Stock                 Paid-In         Translation      Retained         Unearned
                                      Shares           Amount           Capital         Adjustment       Earnings       Compensation
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994 ......     143,522,462    $ 159,311,000    $ 217,348,000    $    (594,000)   $ 348,234,000    $   (469,000)
   Net income .................            --               --               --               --        127,026,000             --
   Purchase and retirement
      of common stock .........      (7,173,300)      (7,962,000)    (102,427,000)            --               --               --
  Exercise of discounted
      stock options ...........         102,840          114,000         (475,000)            --               --               --
   Exercise of stock options ..         565,400          627,000          814,000             --               --               --
   Cumulative translation
      adjustment ..............            --               --               --         (1,221,000)            --               --
   Tax benefit on
      disqualified dispositions
      of stock options ........            --               --          3,375,000             --               --               --
   Amortization of unearned
      compensation ............            --               --               --               --               --            469,000
   Cash dividends paid
      ($.22 per share) ........            --               --               --               --        (31,145,000)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ....     137,017,402      152,090,000      118,635,000       (1,815,000)     444,115,000             --
   Net income .................            --               --               --               --         52,304,000             --
   Purchase and retirement
      of common stock .........      (1,384,200)      (1,537,000)     (19,053,000)            --               --               --
   Exercise of stock options ..         323,400          360,000        2,136,000             --               --               --
   Cumulative translation
      adjustment ..............            --               --               --          3,710,000             --               --
   Cash dividends paid
      ($.30 per share) ........            --               --               --               --        (40,756,000)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995 ....     135,956,602      150,913,000      101,718,000        1,895,000      455,663,000             --
   Net income .................            --               --               --               --         34,023,000
   Issuance of stock in
     acquisitions .............       4,379,646        4,862,000       49,207,000             --               --               --
   Purchase and retirement
      of common stock .........      (7,676,800)      (8,521,000)     (79,275,000)            --               --               --
   Exercise of stock options ..         113,100          125,000          685,000             --               --               --
   Cumulative translation
      adjustment ..............            --               --               --          1,163,000             --               --
   Cash dividends paid
      ($.30 per share) ........            --               --               --               --        (40,747,000)            --
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996 ....     132,772,548    $ 147,379,000    $  72,335,000    $   3,058,000    $ 448,939,000    $        --
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                               EXHIBIT 13, PAGE 8

SHAW INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                                                                       1996             1995             1994
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
        Net Income ........................................................   $  34,023,000    $  52,304,000    $ 127,026,000

        Adjustments to Reconcile Net Income to Net
          Cash Provided by Operating Activities:
                Depreciation and amortization .............................      90,906,000       91,083,000       84,898,000
                Provision for doubtful accounts ...........................      10,777,000        8,629,000       12,747,000
                Deferred income taxes .....................................      12,120,000        5,028,000       (1,457,000)
                Nonrecurring charges ......................................      29,139,000             --               --
                Restructuring costs .......................................      19,963,000             --               --
                Cumulative effect of accounting change ....................            --         12,077,000             --
                Extraordinary loss on early extinguishment of debt ........            --               --          3,363,000
                Stock option compensation expense .........................            --               --            469,000
                Changes in operating assets and liabilities, net of
                   acquisitions:
                        Accounts receivable ...............................       1,937,000      (21,137,000)     (44,132,000)
                        Inventories .......................................       2,250,000        2,456,000      (45,664,000)
                        Accounts payable ..................................      22,427,000      (32,899,000)     (16,341,000)
                        Accrued liabilities ...............................     (16,703,000)      28,277,000       (9,769,000)
                        Other, net ........................................     (40,560,000)      15,429,000      (22,512,000)
-------------------------------------------------------------------------------------------------------------------------------
                                Total Adjustments .........................     132,256,000      108,943,000      (38,398,000)
-------------------------------------------------------------------------------------------------------------------------------
                        Net Cash Provided by Operating Activities .........     166,279,000      161,247,000       88,628,000
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
        Increase in property, plant and equipment .........................    (106,848,000)     (67,257,000)    (148,904,000)
        Acquisitions of business assets ...................................     (70,214,000)     (29,503,000)      (8,386,000)
        Investment in joint venture .......................................            --         (3,500,000)     (10,001,000)
        Deconsolidation of joint venture ..................................            --         (3,828,000)            --
-------------------------------------------------------------------------------------------------------------------------------
                        Net Cash Used in Investing Activities .............    (177,062,000)    (104,088,000)    (167,291,000)
-------------------------------------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES:
        Borrowings under revolving credit agreement .......................     155,000,000       30,000,000      389,143,000
        Repayment of revolving credit agreement ...........................     (75,000,000)     (35,000,000)            --
        Borrowings on other long-term debt ................................      76,644,000        3,779,000             --
        Repayment of long-term debt .......................................            --               --       (142,887,000)
        Net payments on short-term debt ...................................            --               --        (20,000,000)
        Cash paid to retire debt ..........................................            --               --         (5,513,000)
        Purchase and retirement of common stock ...........................     (87,796,000)     (20,590,000)    (110,389,000)
        Payment of cash dividends .........................................     (40,747,000)     (40,756,000)     (31,145,000)
        Proceeds from exercise of stock options ...........................         810,000        2,496,000        1,080,000
-------------------------------------------------------------------------------------------------------------------------------
                        Net Cash Provided by (Used in) Financing Activities      28,911,000      (60,071,000)      80,289,000
-------------------------------------------------------------------------------------------------------------------------------


CASH AND CASH EQUIVALENTS:
        Net change ........................................................      18,128,000       (2,912,000)       1,626,000
        Beginning of period ...............................................      31,453,000       34,365,000       32,739,000
-------------------------------------------------------------------------------------------------------------------------------
        End of period .....................................................   $  49,581,000    $  31,453,000    $  34,365,000
===============================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
        Cash paid during the year for -
                Interest ..................................................   $  39,997,000    $  41,751,000    $  31,451,000
                Income taxes ..............................................   $  63,696,000    $  36,874,000    $  64,308,000
        Noncash capital lease obligations .................................   $   1,540,000    $   3,450,000    $   1,667,000
        Acquisition of business assets by assuming liabilities ............   $ 121,670,000    $        --      $        --

The accompanying notes are an integral part of these consolidated financial statements.


                               EXHIBIT 13, PAGE 9

Notes to Consolidated Financial Statements
December 28, 1996, December 30, 1995 and December 31, 1994


Note 1 Summary of Accounting Policies

Principles of Consolidation

     The  consolidated   financial  statements  include  the  accounts  of  Shaw
Industries, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Business

     The Company manufactures and distributes carpet in a broad range of prices, patterns, colors and textures for residential and commercial use. The Company markets its wholesale products through distribution channels to floorcovering retailers, distributors and contractors throughout the United States, Canada, Australia, Mexico and the United Kingdom; and through its own residential retail and commercial contract distribution channels to various residential and commercial end users in the United States.

Fiscal Period

     The Company's fiscal year-end is the Saturday closest to December 31.

Use of Estimates

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

Revenue Recognition

     Revenues are recognized when goods are shipped for wholesale sales and generally as installed for residential retail and commercial contract sales.

Cash and Cash Equivalents

     The Company considers all investments with an original maturity of three months or less to be cash equivalents.

Inventory Valuation

     Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The Company uses the last-in, first-out (LIFO) method of valuing certain of its domestic inventories to more properly match current costs against current revenues, thereby reducing the effects of price changes on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $1,643,000 and $9,992,000 lower than those reported at December 28, 1996 and December 30, 1995, respectively. Although current replacement cost for inventories was less than LIFO carrying value at December 28, 1996, the Company's management believes that the carrying value will be recovered through profit margins on future sales. The Company's foreign and certain of its finished goods inventories, representing 25.8 percent of total inventories, are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

     Property, plant and equipment is recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are charged to expenses as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts, and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets, 15 to 39 years for buildings and 5 to 14 years for machinery and equipment. Leasehold improvements are amortized over the terms of the related leases.

                               EXHIBIT 13, PAGE 10

Goodwill

     Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years for acquisitions of domestic and foreign manufacturing operations and 20 years for acquisitions of residential retail and commercial contract operations. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable, however, could be reduced in the near term if changes occur in anticipated conditions. Accumulated amortization was $11,485,000 and $6,210,000 at December 28, 1996 and December 30, 1995,
respectively.

Accrued Liabilities

     Accrued liabilities include $30,599,000 and $24,879,000 for workers' compensation claims and $32,918,000 and $26,375,000 for returns and allowances at December 28, 1996 and December 30, 1995, respectively.

Employee Benefits

     The Company's Retirement Savings Plan provides, among other things, for voluntary contributions by domestic employees not to exceed 15 percent of their gross salaries and wages. The Company provides matching contributions of 25 to 50 percent based on the employee's contribution percentage. During 1996, 1995 and 1994, the Company contributed $9,960,000, $9,356,000 and $8,936,000, respectively, under the plan.

     The Company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1996, 1995 and 1994, the Company provided $2,008,000, $1,425,000, and $2,564,000, respectively, under the plan. These amounts have been recorded as other liabilities in the accompanying balance sheets.

     The Company has a defined benefit plan covering certain employees of its United Kingdom operations which provides for the payment of specific periodic payments upon retirement based on years of service. The projected benefit obligation was $64,800,000 and $54,300,000 as of December 28, 1996 and December 30, 1995, respectively, and the fair value of plan assets was $65,900,000 and $54,700,000 as of December 28, 1996 and December 30, 1995, respectively. Net pension cost recognized by the Company during 1996, 1995 and 1994 was $3,800,000, $3,595,000 and $988,000, respectively.

Earnings Per Share

     Earnings per share have been computed based upon the weighted average shares and dilutive common stock equivalents outstanding during the year.

Foreign Currency Translation

     The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Assets and liabilities are translated into United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' investment. Gains and losses which result from foreign currency transactions are included in the accompanying statements of income.

Accounting Change

     Effective January 1, 1995, the Company changed its method of accounting for sample costs from expensing sample costs that exceed estimated net realizable value when shipped to expensing that portion of sample costs as they are produced. This change was made in recognition of an increasing number of samples placed with customers that do not result in future sales. The cumulative effect of the change was to decrease net income for the year ended December 30, 1995 by $12,077,000, or $.09 per share, net of tax benefit of $7,885,000.

Reclassifications

     Certain prior year amounts have been reclassified to conform to the 1996 presentation.

                               EXHIBIT 13, PAGE 11

Notes to Consolidated Financial Statements

Note 2 Long-Term Debt

     Long-term debt at December 28, 1996 and December 30, 1995 consisted of the following (000s omitted):

                                                                                          1996          1995
---------------------------------------------------------------------------------   ------------  ------------
Revolving credit facility, United States, at LIBOR-based rate, due in fiscal 1999   $  599,000    $  519,000
Multicurrency revolving credit facility, United Kingdom, at LIBOR-based rate,
 due in fiscal 2001 .............................................................      128,294           --
Revolving loan facility, United Kingdom, at LIBOR-based rate, due in fiscal 1997           --         31,060
Revolving loan facility, Australia, at LIBOR-based rate, due in fiscal 1998 .....       63,648        59,108
Other obligations with maturities ranging from fiscal 1997 to fiscal 1999 .......       40,029        18,403
Capitalized lease obligations (Note 5) ..........................................       11,740         4,864
---------------------------------------------------------------------------------   ------------  ------------
                                                                                       842,711       632,435
Less: current maturities ........................................................      (17,431)       (5,305)
---------------------------------------------------------------------------------   ------------  ------------
                                                                                    $  825,280    $  627,130
                                                                                    ============  ============

     The domestic revolving credit facility provides for borrowings of up to $620,000,000. The borrowings bear interest at variable rates equal to the London Interbank Offered Rate (LIBOR) plus margins ranging from 0.150 percent to 0.475 percent, depending on the Company's consolidated funded debt to earnings ratios, as defined. The LIBOR-based rate at December 28, 1996 was 5.73 percent. Fees associated with the domestic revolving credit agreement include a facility fee on the committed amount ranging from 0.10 percent to 0.15 percent. The LIBOR-based variable interest rate on a total of $300,000,000 of the domestic revolving credit facility has been fixed through 1998 at a rate ranging from
6.25 percent to 6.57 percent using interest rate swap agreements. The Company also has revolving loan facilities through which its foreign subsidiaries obtain funds necessary for operations. In September 1996, the Company completed an unsecured multicurrency revolving credit facility in the United Kingdom which provides for borrowings up to $131,300,000 and was used to repay the previous revolving credit facility and certain intercompany advances. The borrowings bear interest at a LIBOR-based rate which was 6.80 percent at December 28, 1996. The repayment of these revolving loan facilities for its foreign subsidiaries is guaranteed by the Company.

     The domestic revolving credit facility contains covenants which, among other provisions, (i) limit the Company's ability to incur indebtedness or assume liens, (ii) limit the payment of cash dividends and repurchases of common stock, (iii) limit new indebtedness and lease obligations and (iv) require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage. At December 28, 1996, retained earnings of $21,056,000 are available for the payment of cash dividends. The foreign revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At December 28, 1996, the Company was in compliance with the terms of these agreements.

     In 1994, the Company elected to exercise its option to prepay certain term notes payable. An extraordinary charge of $3,363,000, net of income tax benefit of $2,150,000, was incurred as a result of the early extinguishment of the notes payable.

     The aggregate annual maturities of long-term debt, including the capitalized lease obligations, as of December 28, 1996 are as follows:
1997-$17,431,000;    1998-$67,023,000;    1999-$626,225,000;    2000-$1,893,000;
2001-$129,018,000; and thereafter-$1,121,000.

     The following is presented with respect to amounts outstanding under revolving credit facilities in 1996 and 1995 (000s omitted):

Revolving Credit:                                        1996             1995
------------------------------------------------     ----------       ----------
Available at year-end ..........................     $819,102         $710,168
Unused at year-end .............................       28,160          101,000

                               EXHIBIT 13, PAGE 12

Notes to Consolidated Financial Statements

Note 3 Shareholders' Investment

     Under the Company's 1987 and 1992 Incentive Stock Option Plans, 8 million and 6 million shares of common stock, respectively, were reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five to ten years.

     The following is a summary of stock option information for the 1987 and 1992 Incentive Stock Option Plans:

                                                           1996           1995
--------------------------------------------------------------------------------
Options outstanding, beginning of year .........      4,300,100     2,828,900
Options granted ................................      1,510,800     1,939,200
Options exercised ..............................       (113,100)     (323,400)
Options canceled ...............................       (232,600)     (144,600)
Options outstanding, end of year ...............      5,465,200     4,300,100
Option price range per share ................... $11.975-$17.02   $2.07-$17.02
Options exercisable, end of year ...............      2,456,800     2,114,500
Options available for grant ....................      3,143,000     4,421,200
--------------------------------------------------------------------------------

     The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation was recognized in 1996, 1995 and 1994 for its incentive stock option plans. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes in 1996, which is effective for fiscal years beginning in 1995. Accordingly, the fair value of each incentive stock option grant for 1996 and 1995 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for the 1996 and 1995 grants, respectively: risk-free interest rates of 6.64 percent and 6.21 percent; dividend yields of 2.30 percent and 1.80 percent; expected volatilities of 35 percent for both years; and expected life of 5 years for both years. Using these assumptions, the fair value of the stock option grants for 1996 and 1995 was $7.2 million, or $4.78 per option granted and $13.7 million, or $7.07 per option granted, respectively. Had compensation cost been determined utilizing the assumptions detailed above, the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                                      1996                1995
--------------------------------------------------------------------------------
Net income (in thousands):
    As reported ............................        $   34,023     $    52,304
    Pro forma ..............................            31,981          51,694
Net income per common share:
    As reported ............................        $      .25      $      .38
    Pro forma ..............................               .24             .38
--------------------------------------------------------------------------------

     The Company's 1989 Discounted Stock Option Plan provided for the issuance of up to 880,000 shares of common stock to key employees. Options for 880,000 shares were granted to three officers at $.25 per share and all 880,000 had been exercised at December 31, 1994. The difference between the option price and market price at the date of grant was amortized over the option period resulting in compensation expense of $469,000 in 1994.

     During March 1989, the Company adopted a Shareholder Rights Plan and pursuant thereto declared a dividend of one Right for each outstanding share of common stock. When exercisable, each Right will entitle its holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a price of $12.50 per share (the "Purchase Price"). If a person or group acquires or makes a tender or exchange offer to acquire 20 percent or more of the Company's common stock without the consent of the Company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right will entitle the holder, other than the Acquiring Shareholder, to receive, upon payment of the Purchase Price, in lieu of preferred stock, a number of shares of common stock of the Company having a market value equal to twice the Purchase Price. The Rights may be redeemed by the Company under certain circumstances at a price of $.01 per Right. The Rights have no voting power and, until exercised, no dilutive effect on net income per common share. If not previously redeemed, the Rights will expire in April 1999. The Company has designated 200,000 shares, of the 250,000 shares of preferred stock authorized, as Series A Participating Preferred Stock for issuance upon exercise of the Rights.

     The Company's board of directors has approved a stock repurchase plan whereby the Company's management is authorized to repurchase an additional 9,416,252 shares of the Company's common stock. For the year ended December 28, 1996, a total of 7,676,800 shares of the Company's common stock had been purchased and retired at a cost of $87,796,000. During the year ended December 30, 1995, a total of 1,384,200 shares were repurchased and retired at a cost of $20,590,000. At December 28, 1996, the Company has authority to repurchase up to 7,736,000 shares of the Company's common stock under the stock repurchase plan.

     In 1995, the Company's board of directors approved a dividend reinvestment plan whereby all holders of record of the Company's common stock are eligible to participate. The plan provides a method of investing cash dividends and optional cash payments in shares of the Company's common stock. All costs associated with administering the plan are paid by the Company.

                               EXHIBIT 13, PAGE 13

Notes to Consolidated Financial Statements

Note 4 Income Taxes

The provision for income taxes consisted of the following (000s omitted):

Current:                                          1996        1995        1994
--------------------------------------------------------------------------------
    Federal ..............................    $ 51,429    $ 45,579    $ 59,254
    State ................................       7,824       6,907      10,656
    Foreign ..............................         --          --        2,558
--------------------------------------------------------------------------------
                                                59,253      52,486      72,468
Foreign operating loss carryforwards .....      (8,268)    (10,688)        --
Deferred .................................      (7,522)      1,805       6,942
--------------------------------------------------------------------------------
                                              $ 43,463    $ 43,603    $ 79,410
--------------------------------------------------------------------------------

     The differences between the federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                                1996    1995    1994
---------------------------------------------------------------------------------------
Federal statutory rate ....................................     35.0%   35.0%   35.0%
State income taxes, net of federal tax benefit ............      4.6     4.4     3.9
Nondeductible goodwill ....................................     13.2      .8      .2
Difference in foreign tax rates versus U.S. statutory rates      5.2     1.6      .1
Other, net ................................................      1.0    (1.0)   (1.3)
---------------------------------------------------------------------------------------
                                                                59.0%   40.8%   37.9%
=======================================================================================

                               EXHIBIT 13, PAGE 14

     Components of the net deferred income tax liability at December 28, 1996 and December 30, 1995 are shown below (000s omitted):

                                                                    1996         1995
---------------------------------------------------------------------------------------
Deferred income tax assets:
    Accrued advertising expenses not currently deductible ....   $  2,253    $  4,221
    Reserve for cash discounts and bad debts .................      5,179       4,850
    Employee benefit accruals not currently deductible .......     19,672      20,893
    Reserve for returns and allowances .......................     12,082      10,526
    Foreign net operating loss carryforwards .................     24,491      16,223
    Reorganization provision .................................     10,950         --
    Other ....................................................      2,586         612
---------------------------------------------------------------------------------------
                                                                   77,213      57,325
---------------------------------------------------------------------------------------
Deferred income tax liabilities:
    Book basis of inventory over tax basis ...................    (10,708)    (14,054)
    Sample costs .............................................        --       (2,073)
    Book basis of property, plant and equipment over tax basis    (69,307)    (56,405)
    Other ....................................................     (1,114)     (4,499)
---------------------------------------------------------------------------------------
                                                                  (81,129)    (77,031)
---------------------------------------------------------------------------------------
                                                                 $ (3,916)   $(19,706)
=======================================================================================

     The Company has recorded a deferred tax asset of $24,491,000 for income tax loss carryforwards related to its foreign operations. Realization is dependent on generating sufficient future taxable income at the related foreign operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

                               EXHIBIT 13, PAGE 15

Notes to Consolidated Financial Statements

Note 5 Commitments and Contingencies

     The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the associated claims, when resolved, will have a material adverse effect upon the Company.

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

     In June 1994, the Company and several other carpet manufacturers received a grand jury subpoena from the Antitrust Division of the United States Department of Justice relating to an investigation of the industry. In December 1995, the Company learned that it was one of six carpet companies named as additional defendants in a pending antitrust suit filed in the United States District Court in Rome, Georgia. The amended complaint alleges price-fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The Company believes that the suit is spurious and without merit, and that once completed, it will not have a material adverse effect on the Company's financial condition or results of operations. In February 1996, a jury in Greensboro, North Carolina, returned a verdict against the Company in litigation brought by four former employees of Salem Carpet Mills, acquired by the Company in 1992, alleging age discrimination and sex discrimination in employment decisions made with regard to such employees. The judgment is being appealed by both parties. The Company believes that the litigation will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used in its manufacturing processes. Failure by the Company to comply with present and future regulations could subject it to future liabilities. In addition, such regulations could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The Company is not involved in any material environmental proceedings.

     The Company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $61,746,000 at December 28, 1996 and $57,113,000 at December 30, 1995. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was $52,389,000 and $45,218,000 at December 28, 1996 and December 30, 1995,
respectively. The related obligations are included in long-term debt (Note 2). The Company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.

     At December 28, 1996, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):


                                                  Capital       Operating    Total Future
                                                  Leases          Leases       Payments
-----------------------------------------------------------------------------------------
1997                                             $  4,120        $ 44,968      $ 49,088
1998                                                3,159          38,314        41,473
1999                                                2,701          30,009        32,710
2000                                                1,915          23,508        25,423
2001                                                  709          17,200        17,909
2002 and thereafter                                   235          49,905        50,140
-----------------------------------------------------------------------------------------
Total Payments                                     12,839        $203,904      $216,743
Less: amount representing interest                  1,099        ========================
--------------------------------------------------
Present value of capitalized lease payments with a
    weighted average interest rate of 9.40%      $ 11,740
=========================================================


     Rental payments under noncancelable operating leases were $44,667,000, $32,187,000 and $30,389,000 in 1996, 1995 and 1994, respectively.

     At December 28, 1996, the Company had commitments to purchase certain capital assets of approximately $38,500,000.

                               EXHIBIT 13, PAGE 16

Notes to Consolidated Financial Statements

Note 6 Derivative Financial  Instruments and Fair Value of Financial Instruments

     The Company does not use derivatives for speculative trading purposes. The Company may employ foreign currency exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce foreign currency exchange rate fluctuation risk. As of December 28, 1996, the Company had no foreign currency exchange contracts outstanding. Interest rate swap agreements may be used to effectively manage interest costs. The Company entered into two interest rate swap agreements in 1996 with a total notional amount of $300,000,000 to fix the interest rate paid on a portion of the domestic revolving credit facility. The fixed interest rate paid on the two interest rate swap agreements was 6.00 percent while the floating rate received averaged 5.44 percent.

     The carrying amount and fair value of the Company's financial instruments are as follows (000s omitted):

                                      December 28, 1996     December 30, 1995
                                     Carrying     Fair     Carrying     Fair
                                      Amount      Value     Amount      Value
--------------------------------------------------------------------------------
Debt:
Revolving credit facilities ......   $790,942   $790,942   $609,168   $609,168
Other obligations ................     51,769     51,769     23,267     23,267
Interest rate swap agreements ....        --         814        --         --

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Revolving Credit Facilities

     The carrying values of the revolving credit facilities approximate their fair values due to the floating market interest rates charged on those facilities.

Other Obligations

     The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at December 28, 1996 and December 30, 1995.

Interest Rate Swap Agreements

     The fair values of the interest rate swap agreements were estimated by obtaining quotes from brokers.

                               EXHIBIT 13, PAGE 17

Notes to Consolidated Financial Statements

Note 7 Acquisitions

     On May 31, 1994, the Company formed a joint venture (the "Terza Joint Venture") with Grupo Industrial Alfa, S.A. de C.V. of Monterrey, Mexico, for the manufacture, distribution and marketing of carpets, rugs and related products primarily in Mexico and South America. The Company originally acquired a 51 percent interest in the Terza Joint Venture for $14,050,000, and accordingly, the joint venture's financial statements were consolidated with the Company's financial statements at December 31, 1994 and for the period from the acquisition date to December 31, 1994. Effective January 1, 1995, the Company sold a 2 percent interest in the Terza Joint Venture for $550,000 reducing its interest to 49 percent. As a result, the Company's investment in the Terza Joint Venture is being accounted for using the equity method. The deconsolidation of the Terza Joint Venture had an insignificant effect on the Company's consolidated total assets and net sales as of and for the year ended December 30, 1995.

     In January 1995, the Company increased its operations in the United Kingdom by acquiring substantially all of the operating assets of the Carpets Division of Coats Viyella Plc for approximately $29,503,000.

     During 1996, the Company acquired certain residential retail and commercial contractors in order to develop and expand its presence in the retail distribution channel. To complete the acquisitions, the Company paid $70,214,000 in cash, net of cash acquired, and issued 4,379,646 shares of common stock at an aggregate value of $54,069,000, notes payable of $35,000,000 due January 15, 1997, and notes payable of $24,000,000 due June 1999 convertible to 1,500,000 shares of the Company's common stock at the option of the note holders. As a result of these acquisitions, the Company recorded goodwill of $132,756,000.

                               EXHIBIT 13, PAGE 18

Notes to Consolidated Financial Statements

Note 8 Restructuring Costs and Nonrecurring Charges

Nonrecurring Plant Shutdown Costs

     During 1995, the Company closed two of its domestic yarn spinning mills and one yarn spinning mill in Australia. As a result, the Company recorded a charge of $4,360,000 related to the domestic plant closings and $2,607,000 related to the foreign plant closing. These charges related primarily to termination benefits and to recording affected property, plant and equipment at its net realizable value.

Long-Lived Asset and Goodwill Impairment

     The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes, among other things, accounting standards for the impairment of long-lived assets and certain identifiable intangibles. The Company adopted the new standard effective December 31, 1995 and in connection with management's review of the Company's international operations in March 1996, management determined that certain of its international production equipment would not provide sufficient cash flows to recover the carrying value of such equipment and related goodwill. As a result, the Company recorded nonrecurring charges of $29,139,000 ($26,519,000, net of tax benefit, or $.19 per share) for the reduction of the carrying value of certain goodwill and property, plant and equipment at its international operations related to the adoption and a provision for the disposal of other assets.

Restructuring  Costs

     In December 1996, the Company recorded $36,078,000 ($24,172,000, net of tax benefit, or $.18 per share) of restructuring costs related to woolen yarn operations and the discontinuance of Axminster carpet production in the United Kingdom. The restructuring costs include $16,115,000 of markdowns of inventory to estimated realizable value which have been recorded as a charge to cost of sales.

                               EXHIBIT 13, PAGE 19

Notes to Consolidated Financial Statements

Note 9 Foreign Operations

     The following information is presented regarding the Company's consolidated foreign operations for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 (000s omitted):

                                      1996
============================================================================================
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations    Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 2,865,147    $   335,817    $       --     $ 3,200,964
============================================================================================
Operating profit (loss) .......   $   169,638    $   (58,283)   $       --     $   111,355
============================================================================
Interest expense, net .........                                                    (42,442)
Miscellaneous income, net .....                                                      4,705
                                                                                ------------
    Income before income taxes                                                 $    73,618
                                                                                ============
Identifiable assets ...........   $ 1,770,386    $   266,014    $    (52,002)  $ 1,984,398
============================================================================================


                                      1995
============================================================================================
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations    Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 2,509,443    $   360,385    $       --     $ 2,869,828
============================================================================================
Operating profit (loss) .......   $   168,500    $   (19,401)   $       --     $   149,099
============================================================================
Interest expense, net .........                                                    (41,901)
Miscellaneous expense, net ....                                                       (443)
                                                                                ------------
    Income before income taxes                                                 $   106,755
                                                                                ============
Identifiable assets ...........   $ 1,504,756    $   292,850        $(134,823) $ 1,662,783
============================================================================================


                                      1994
============================================================================================
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations    Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 2,498,090    $   290,437    $       --     $ 2,788,527
============================================================================================
Operating profit ..............   $   228,168    $     6,731    $       --     $   234,899
============================================================================
Interest expense, net .........                                                    (30,022)
Miscellaneous income, net .....                                                      4,922
                                                                                ------------
    Income before income taxes                                                 $   209,799
                                                                                ============
Identifiable assets ...........   $ 1,439,260    $   340,790        $(82,672)  $ 1,697,378
============================================================================================


     Sales and transfers between geographic areas and export sales are not material. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items has been added or deducted: net interest expense, net miscellaneous income, income taxes, equity in income of joint venture, the cumulative effect of an accounting change or the extraordinary item related to early extinguishment of debt.

     Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

                               EXHIBIT 13, PAGE 20

Notes to Consolidated Financial Statements

Note 10 Quarterly Financial Data (Unaudited)

     Summarized quarterly financial data for 1996, 1995 and 1994 is as follows (000s except per share amounts):

1996 Quarters*****                  First*      Second       Third      Fourth**
================================================================================
Net Sales ....................   $ 657,742    $ 785,735   $ 881,506   $ 875,981
Gross Profit .................     129,504      170,949     207,904     206,443
Net Income (Loss) ............     (15,584)      28,099      24,179      (2,671)
Earnings (Loss) Per Share-
    Primary and Fully Diluted        (0.11)        0.21        0.18       (0.02)
--------------------------------------------------------------------------------


1995 Quarters                       First***    Second       Third      Fourth
================================================================================
Net Sales ....................   $ 676,550    $ 738,326   $ 748,364   $ 706,588
Gross Profit .................     117,081      144,516     142,716     145,621
Net Income (Loss) ............      (7,600)      18,673      21,905      19,326
Earnings (Loss) Per Share-
    Primary and Fully Diluted        (0.06)        0.14        0.16        0.14
--------------------------------------------------------------------------------

1994 Quarters                       First       Second****   Third      Fourth
================================================================================
Net Sales ....................   $ 620,126    $ 722,219   $ 734,100   $ 712,082
Gross Profit .................     126,198      165,926     156,880     152,084
Net Income ...................      25,325       40,479      33,162      28,060
Earnings Per Share-
    Primary and Fully Diluted         0.17         0.28        0.24        0.20
--------------------------------------------------------------------------------


     * The first quarter net income and per share amounts for 1996 include nonrecurring charges of $26,519,000, or $.19 per share, net of tax benefit, for the reduction in the carrying value of certain goodwill and property, plant and equipment at its international operations related to the adoption of SFAS No. 121 and a provision for the disposal of certain other assets.

     ** The fourth quarter net income and per share amounts for 1996 include restructuring costs of $24,172,000, or $.18 per share, net of tax benefit, related to woolen and Axminster production in the United Kingdom.

     *** The first quarter net income and per share amounts for 1995 include a charge of $12,077,000, or $.09 per share, net of tax benefit, from the cumulative effect of a change in the method of accounting for sample costs.

     **** The second quarter net income and per share amounts for 1994 include the effect of an extraordinary loss on early extinguishment of debt of $3,363,000, or $.02 per share, net of tax benefit.

     ***** The sum of the 1996 quarterly net earnings per share amounts is different from the annual net earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.


                               EXHIBIT 13, PAGE 21

Notes to Consolidated Financial Statements

Note 11 Subsequent Event

     In January 1997, the Company acquired G & S Investments, Inc. and affiliates, collectively doing business as The Carpet Exchange, for cash.

                               EXHIBIT 13, PAGE 22

Report of Independent Public Accountants

To the Shareholders of Shaw Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 21, 1997

                               EXHIBIT 13, PAGE 23


Stock Information

HIGH AND LOW STOCK PRICES AND CASH DIVIDENDS PAID BY FISCAL QUARTER
---------------------------------------------------------------------------------------------------------------
                    1996              1995              1994                       Dividends Paid
---------------------------------------------------------------------------------------------------------------
                High    Low       High    Low       High    Low            1996         1995         1994
1st Quarter    14 7/8  10 3/4    17 1/8  12        25      17 7/8        7.50 cents   7.50 cents   5.50 cents
2nd Quarter    13 3/4  11 1/8    17 3/8  12 1/4    25 1/2  15 3/4        7.50 cents   7.50 cents   5.50 cents
3rd Quarter    15 3/8  11 1/2    17 1/4  14 1/4    17 7/8  13 7/8        7.50 cents   7.50 cents   5.50 cents
4th Quarter    13 3/8  11        16 3/8  12 5/8    15 3/4  12 7/8        7.50 cents   7.50 cents   5.50 cents
                                                                 ----------------------------------------------
                                                                  Total 30.00 cents  30.00 cents  22.00 cents
                                                                 ----------------------------------------------

Number of Shareholders
As of March 7, 1997,  there were 4,253 holders of record of the Company's Common
Stock.

                               EXHIBIT 13, PAGE 24