Form 10-K, Exhibit 13
period 1998-01-03
SHAW INDUSTRIES INC
filed 1998-04-02
CIK 89498


Ten-Year Financial Review
(Dollars in 000s except share data)
                                                       1997              1996             1995             1994             1993
                                                 ===================================================================================

Net Sales ....................................   $   3,575,774    $    3,201,554   $    2,869,828   $    2,788,527   $    2,476,282
Cost of Sales ................................       2,680,472         2,485,068        2,319,894        2,187,439        1,963,206
Selling, General and Administrative
  Expenses ...................................         722,590           541,338          393,868          366,189          301,790
Pre-opening Expenses, Retail Operations ......           3,953            13,595             --               --               --
Charge to Record Store Closing Costs .........          36,787              --               --               --               --
Nonrecurring Charges .........................            --              29,139            6,967             --               --
Write-down of U.K. Assets ....................          47,952              --               --               --               --
Restructuring Costs ..........................            --              19,963             --               --               --
Interest, Net ................................          60,769            42,442           41,901           30,022           24,107
Other Expense (Income), Net ..................          (7,032)           (3,609)             443           (4,922)          (2,530)
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change .....................          30,283            73,618          106,755          209,799          189,709
     As a Percentage of Net Sales ............             0.8%              2.3%             3.7%             7.5%             7.7%
Effective Tax Rate ...........................            18.4%             59.0%            40.8%            37.9%            38.0%
Income Before Equity in Income of Joint
   Venture, Extraordinary Item and Accounting
   Change ....................................          24,697            30,155           63,152          130,389          117,636
Equity in Income of Joint Venture ............           4,262             3,868            1,229             --               --
Extraordinary Item ...........................            --                --               --             (3,363)            --
Accounting Change ............................            --                --            (12,077)            --               --
Net Income ...................................          28,959            34,023           52,304          127,026          117,636
  As a Percentage of Net Sales ...............             0.8%              1.1%             1.8%             4.6%             4.8%
  As a Percentage of Average Total Assets ....             1.5%              1.9%             3.1%             8.1%             8.8%
  As a Percentage of Average Invested Capital              1.9%              2.4%             3.9%            10.7%            12.1%
  As a Percentage of Average
     Shareholders' Investment ................             4.4%              4.9%             7.4%            17.7%            17.5%
Earnings Per Share:
   Basic .....................................            0.22              0.25             0.38             0.90             0.82
   Diluted ...................................            0.22              0.25             0.38             0.89             0.81
Cash Dividends Per Share .....................            0.30              0.30             0.30             0.22             0.18
Property Additions (including acquisitions) ..         106,728           177,062           93,805          187,045          174,635
Depreciation and Amortization ................          94,954            90,906           91,083           84,898           82,416
Weighted Average Shares Outstanding:
   Basic .....................................     133,523,380       135,731,360      135,872,432      141,431,607      142,946,223
   Diluted ...................................     133,714,496       135,915,308      136,378,159      142,483,067      144,922,741
At Year-End:
   Working Capital ...........................         740,959           670,344          641,445          617,338          437,445
   Current Ratio .............................             3.3               2.6              3.5              3.0              2.2
   Property, Plant and Equipment, Net ........         624,379           655,141          631,990          656,178          551,873
   Total Assets ..............................       1,967,614         1,984,398        1,662,783        1,697,378        1,454,266
   Total Long-Term Debt ......................         930,424           825,280          627,130          612,061          317,914
   Shareholders' Investment ..................         637,534           671,711          710,189          713,025          723,830
   Total Invested Capital* ...................       1,567,958         1,496,991        1,337,319        1,325,086        1,041,744
   Shareholders' Investment Per Share ........   $        4.86    $         5.06   $         5.22   $         5.20   $         5.04



                                                       1992              1991             1990             1989             1988
                                                 ===================================================================================

Net Sales ....................................   $   2,035,962    $    1,618,923    $   1,658,771    $   1,266,142    $   1,120,163
Cost of Sales ................................       1,641,404         1,341,312        1,348,808        1,017,084          905,305
Selling, General and Administrative
  Expenses ...................................         240,192           188,363          179,381          138,708          126,500
Pre-opening Expenses, Retail Operations ......            --                --               --               --               --
Charge to Record Store Closing Costs .........            --                --               --               --               --
Nonrecurring Charges .........................            --                --               --               --               --
Write-down of U.K. Assets ....................            --                --               --               --               --
Restructuring Costs ..........................            --                --               --               --               --
Interest, Net ................................          26,083            30,973           35,026           20,828           23,776
Other Expense (Income), Net ..................             324               (74)            (483)            (640)            (145)
Income Before Income Taxes, Equity in
   Income of Joint Venture, Extraordinary Item
   and Accounting Change .....................         127,959            58,349           96,039           90,162           64,727
     As a Percentage of Net Sales ............             6.3%              3.6%             5.8%             7.1%             5.8%
Effective Tax Rate ...........................            38.5%             38.3%            38.0%            38.4%            37.8%
Income Before Equity in Income of Joint
   Venture, Extraordinary Item and Accounting
   Change ....................................          78,695            35,985           59,515           55,567           40,285
Equity in Income of Joint Venture ............            --                --               --               --               --
Extraordinary Item ...........................            --                --               --               --               --
Accounting Change ............................            --                --               --               --               --
Net Income ...................................          78,695            35,985           59,515           55,567           40,285
  As a Percentage of Net Sales ...............             3.9%              2.2%             3.6%             4.4%             3.6%
  As a Percentage of Average Total Assets ....             7.7%              4.5%             8.0%             9.4%             8.1%
  As a Percentage of Average Invested Capital             10.5%              6.2%            11.1%            12.7%            10.7%
  As a Percentage of Average
     Shareholders' Investment ................            16.1%             12.8%            29.1%            29.4%            25.4%
Earnings Per Share:
   Basic .....................................            0.61              0.32             0.51             0.46             0.33
   Diluted ...................................            0.59              0.31             0.49             0.45             0.32
Cash Dividends Per Share .....................            0.15             0.125            0.125             0.10            0.083
Property Additions (including acquisitions) ..         191,830            48,230          116,739          144,308           30,362
Depreciation and Amortization ................          67,414            62,075           60,734           38,600           41,866
Weighted Average Shares Outstanding:
   Basic .....................................     129,742,222       111,850,981      117,330,116      120,084,604      123,377,560
   Diluted ...................................     132,422,292       115,260,162      120,616,219      122,533,553      123,983,538
At Year-End:
   Working Capital ...........................         448,089           290,305          260,644          224,443          199,458
   Current Ratio .............................             2.6               2.5              2.4              2.3              3.0
   Property, Plant and Equipment, Net ........         453,276           344,182          341,266          293,030          192,194
   Total Assets ..............................       1,223,439           816,874          790,935          690,202          496,374
   Total Long-Term Debt ......................         281,742           235,424          376,499          292,763          205,775
   Shareholders' Investment ..................         619,977           358,643          201,667          207,434          170,309
   Total Invested Capital* ...................         901,719           594,067          578,166          500,197          376,084
   Shareholders' Investment Per Share ........   $        4.38    $         2.89    $        1.87    $        1.73    $        1.39



*The sum of shareholders' investment and long-term debt.

NOTE:All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992 and May 1989.


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

     During 1997, the Company acquired additional residential retailers and commercial contractors including The Carpet Exchange, Baker Brothers, Carpet Factory Outlet, Vulcan Floors, Inc., Morton Floors, Inc. and others for cash and common stock totaling $53.9 million and resulting in goodwill of $38.8 million which is being amortized over 20 years.

     In addition, the Company opened 28 residential retail stores in 1997 and incurred pre-opening expenses of $3,953,000. In the fourth quarter of 1997, the Company announced a plan to close approximately 100 residential retail store locations which had combined net sales of $90 million but contributed negatively to the Company's profitability. Net sales for the Company's retail and commercial contract business totaled $949.1 million in 1997 compared to $499.2 million in 1996. At January 3, 1998, the Company had approximately 450 retail and commercial contract locations throughout the United States, including the residential retail stores scheduled to close.

     The Company believes that by combining the resources of the manufacturer and retailer and developing a commercial contract distribution network, it can provide a full range of products and services to more effectively meet the needs of the end user of both residential and commercial carpet products at significantly improved margins. As part of this strategy, the Company continues its efforts to develop an alignment program with dealers of both residential and commercial carpet products to provide a collection of services, benefits and programs that will encourage dealers to increase their purchases from the Company. At January 3, 1998, the Company had approximately 1,500 aligned dealers.

Liquidity and Capital Resources

     At January 3, 1998, the Company had working capital of $741.0 million, an increase of $70.7 million over working capital of $670.3 million at December 28, 1996. Cash and cash equivalents decreased $6.0 million to $43.6 million at January 3, 1998 from $49.6 million at December 28, 1996. The Company's operations generated cash flow of $139.3 million in 1997, principally from net income of $29.0 million adjusted for depreciation and amortization of $95.0 million, a charge to record store closing costs of $36.8 million, a write-down of U.K. assets of $48.0 million and decreases in accounts receivable and inventories of $74.3 million, offset in part by decreases in accounts payable and accrued liabilities of $95.7 million. The Company's operations provided cash flow in 1996 of $166.3 million, principally from net income of $34.0 million adjusted for depreciation and amortization of $90.9 million and nonrecurring charges of $29.1 million and restructuring costs of $20.0 million. In 1997, the Company invested cash in additions to property, plant and equipment of $78.0 million, net of retirements of $31.9 million and acquisitions of business assets of $28.7 million compared to additions of $106.8 million, net of retirements of $2.6 million, and acquisitions of $70.2 million in 1996. The Company expended cash in financing activities during 1997 for payments on notes payable of $39.4 million, cash dividends of $40.0 million and repurchases of 3,820,000 shares of common stock for $46.1 million, funded in part by an increase in long-term debt of $330.0 million, offset by payments of debt of $243.6 million. In 1996, financing activities provided cash flow through an increase in long-term debt of $231.6 million, offset by payments on debt of $75.0 million, cash dividends of $40.8 million and repurchases of 7,676,800 shares of common stock for $87.8 million.

     The Company has continued to maintain a strong working capital position. Effective use of capital and the Company's ability to generate cash flow from operations have enabled it to invest in technologies which reduce production costs, generate operating margins that have historically exceeded industry averages, implement its retail strategy and fund repurchases of common stock.

     Capital expenditures for property, plant and equipment necessary to upgrade and maintain the Company's facilities in a modern state-of-the-art condition were $109.9 million. Management anticipates total capital expenditures and capitalized lease obligations of approximately $50 million in 1998 to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume, to improve efficiency and to upgrade its current retail operations.

     In January 1998, the Company announced no further cash dividends would be paid in fiscal 1998 subsequent to the quarterly dividend on February 27, 1998 to shareholders of record on February 16, 1998.

     On February 9, 1998, the Company commenced a "dutch auction" tender offer to acquire up to approximately 10,600,000 shares of its common stock, representing approximately 8.1 percent of its currently outstanding shares. Under the terms of the offer, the Company's shareholders may tender their shares at a price within a range of $11.00 to $14.00 per share for a period of 20 business days.

     The Company's primary source of financing is an unsecured revolving credit facility with a banking syndicate, which provides for borrowings of up to $950.0 million and expires in March 2002. Interest on borrowings under this facility is currently based on LIBOR and was 6.41 percent at January 3, 1998. At January 3, 1998, borrowings outstanding under this credit facility were $774.0 million. During 1997, the Company amended its interest rate swap agreements with notional amounts totaling $300.0 million whereby the Company agreed to pay interest at a fixed rate of 5.95 percent. As a result, the interest on approximately one-third of the Company's unsecured revolving credit facility has been fixed. The interest rate swap agreements expire in 2000. The Company does not use interest rate swap agreements or any other derivatives for speculative trading purposes.

     In February 1998, the Company received commitments from a group of financial institutions for a new $1.0 billion unsecured revolving credit facility which will replace the facility outstanding at January 3, 1998 and provide for borrowings to fund stock repurchases under the "dutch auction" tender offer. The terms and interest rates of the new facility are expected to be comparable to the current facility.

     The Company has a multicurrency credit facility in the United Kingdom with a banking syndicate which provides for borrowings up to $131.3 million and expires in 2001. Interest on borrowings under this facility is based on LIBOR and approximated 8.28 percent at January 3, 1998. Borrowings outstanding under this credit facility were $80.0 million at January 3, 1998. The Company expects to terminate this facility upon consummation of the disposal of the U.K.
operations discussed below. In addition, the Company maintains a revolving credit facility in Australia of $57.9 million with $46.2 million outstanding and $11.7 million available at January 3, 1998.

     The Company believes that available borrowings under its existing and committed credit agreements, available cash and internally generated funds will be sufficient to support its working capital, capital expenditures, stock repurchases and debt service requirements for the foreseeable future. In addition, the Company believes it could further expand its revolving credit and long-term bank facilities, if necessary.

                               EXHIBIT 13, PAGE 2

Inflation

     The Company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials decreased approximately 3 percent in 1997 after having increased slightly in 1996 and 1995. The Company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost effective manufacturing and other operational procedures. The Company's ongoing ability to mitigate the effect of price changes will depend on market factors.

Year 2000 Compliance

     The Company has assessed the impact of the year 2000 on its reporting systems and operations. The Company believes its plans, which are expected to be fully implemented by the end of 1998, will adequately resolve year 2000 compliance issues and will result in an immaterial impact on the Company's results of operations.

Results of Operations
1997 Compared to 1996

     Net sales increased $374.2 million, or 11.7 percent, to $3,575.8 million in 1997. The increase was primarily attributable to incremental net sales of $449.9 million related to the residential retail and commercial contract business, offset by slight declines in net sales prices and volumes for the Company's wholesale manufacturing operations in both the domestic and international markets. Gross margin as a percent of net sales increased 2.6 percent to 25.0 percent for 1997, compared to 22.4 percent for 1996, primarily due to the incremental impact of the Company's residential retail and commercial contract business and higher margins for the wholesale manufacturing operations in both the domestic and international markets. Domestic and international wholesale manufacturing margins improved .8 percent and 11.1 percent, respectively, in 1997 compared to 1996 primarily due to improved sales product mix and lower raw material costs.

     Selling, general and administrative expenses for 1997 were $722.6 million, or 20.2 percent of net sales, compared to $541.3 million, or 16.9 percent of net sales, in 1996. The increase of $181.3 million, or 3.3 percent of net sales, was primarily due to increased advertising and other selling and administrative expenses associated with the Company's continued expansion into the residential retail and commercial contract business. Pre-opening expenses related to the retail operations totaled $4.0 million in 1997 compared to $13.6 million in 1996. Interest expense, net, increased to $60.8 million in 1997 from $42.4 million in 1996 as a result of higher borrowings and an overall increase in interest rates.

     Results for 1997 include a charge to record residential retail store closing costs of $36.8 million ($23.3 million, net of tax benefit, or $.17 per share) and a reduction in the carrying value of the assets of Carpets International, Plc (U.K.) of $48.0 million ($20.3 million, net of tax benefit, or $.15 per share). Net income before these charges was $72.1 million, or $.54 per share, compared to 1996 net income of $84.7 million, or $.62 per share, before nonrecurring charges of $29.1 million ($26.5 million, net of tax benefit, or $.19 per share) and restructuring costs of $36.1 million ($24.2 million, net of tax benefit, or $.18 per share). Net income after the charge to record store closing costs and reduction in the carrying value of the assets in the U.K. was $29.0 million, or $.22 per share, in 1997 compared to net income of $34.0 million, or $.25 per share, after nonrecurring charges and restructuring costs in 1996.

     The effective income tax rate for 1997 was 18.4 percent, compared to 59.0 percent in 1996, as a result of lower taxable income created by the tax benefit related to the reduction in the carrying value of the U.K. assets.

1996 Compared to 1995

     Net sales increased $331.8 million, or 11.5 percent, to $3,201.6 million in 1996. The increase was primarily attributable to incremental net sales of $498.6 million related to the residential retail and commercial contract business, offset by declines in net sales prices and volumes for the Company's wholesale manufacturing operations in both the domestic and international markets. Gross margin as a percent of net sales increased 3.2 percent to 22.4 percent for 1996, compared to 19.2 percent for 1995, primarily due to higher margins for retail sales, offset in part by slightly higher raw material costs. Domestic and international wholesale manufacturing margins improved 1.5 percent and 1.9 percent, respectively, in 1996 compared to 1995 primarily due to improved sales product mix and increases in the efficiency relationships of volume and fixed costs which outweighed slightly higher raw material costs.

     Selling, general and administrative expenses for 1996 were $541.3 million, or 16.9 percent of net sales, compared to $393.9 million, or 13.7 percent of net sales, in 1995. The increase of $147.4 million, or 3.2 percent of net sales, was primarily due to increased advertising and other selling and administrative expenses associated with the Company's entrance into the residential retail and commercial contract business. Pre-opening expenses related to the retail operations totaled $13.6 million in 1996. Interest expense, net, increased to $42.4 million in 1996 from $41.9 million in 1995 as a result of higher borrowings, offset in part by an overall reduction in interest rates.

     Results for 1996 included nonrecurring charges of $29.1 million ($26.5 million net of tax benefit, or $.19 per share) for the reduction in the carrying value of certain goodwill, property, plant and equipment at its international operations and a provision for the disposal of certain other assets, and restructuring costs of $36.1 million ($24.2 million net of tax benefit, or $.18 per share) related to woolen and Axminster production in the United Kingdom, of which $16.1 million was charged to cost of sales. Net income before nonrecurring charges and restructuring costs was $84.7 million, or $.62 per share, compared to $68.7 million, or $.50 per share, in 1995. Net income after nonrecurring charges and restructuring costs was $34.0 million, or $.25 per share, in 1996 compared to net income of $52.3 million, or $.38 per share, in 1995, after recording a change in accounting for samples and plant shutdown costs of $16.4 million, or $.12 per share in 1995.

     The effective income tax rate for 1996 was 59.0 percent, compared to 40.8 percent in 1995, as a result of lower taxable income and increases in permanent tax differences primarily as a result of nondeductible goodwill included in the nonrecurring charges.


                               EXHIBIT 13, PAGE 3

Charge to Record Store Closing Costs and Write-Down of U.K. Assets

     In December 1997, the Company announced a plan to close approximately 100 residential retail stores which resulted in a charge of $36.4 million ($22.8 million, net of tax benefit, or $.17 per share) consisting primarily of reductions in the carrying value of long-lived assets of approximately $13,430,000 and reserves for exit costs and employee termination benefits of approximately $17,440,000 and $5,530,000, respectively. Prior to this charge, the Company recorded store closing costs of $.4 million ($.3 million, net of tax benefit) in 1997 which had no effect on earnings per share.

     In December 1997, the Company entered into an agreement in principle to dispose of Carpets International, Plc (the Company's wholly owned U.K.
subsidiary) and as a result of this agreement, recorded a reduction in the carrying value of certain U.K. assets of $48.0 million ($20.3 million, net of tax benefit, or $.15 per share) in 1997.

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


                               EXHIBIT 13, PAGE 4

Consolidated Statements of Income

For Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                   1997                1996                1995
                                                             ----------------    ----------------    ----------------

Net Sales ................................................   $3,575,774,000     $ 3,201,554,000     $ 2,869,828,000
Costs and Expenses:
    Cost of sales ........................................     2,680,472,000      2,485,068,000       2,319,894,000
    Selling, general and administrative ..................       722,590,000        541,338,000         393,868,000
    Pre-opening expenses .................................         3,953,000         13,595,000                 --
    Charge to record store closing costs .................        36,787,000                --                  --
    Restructuring costs ..................................               --          19,963,000                 --
    Write-down of U.K. assets ............................        47,952,000                --                  --
    Nonrecurring charges .................................               --          29,139,000           6,967,000
    Interest, net ........................................        60,769,000         42,442,000          41,901,000
    Other (income) expense, net ..........................        (7,032,000)        (3,609,000)            443,000
                                                             ----------------    ----------------    ----------------
Income Before Income Taxes ...............................        30,283,000         73,618,000         106,755,000
Provision for Income Taxes ...............................         5,586,000         43,463,000          43,603,000
                                                             ----------------    ----------------    ----------------
Income Before Equity in Income of Joint Venture,
 and Accounting Change ...................................        24,697,000         30,155,000          63,152,000
Equity in Income of Joint Venture ........................         4,262,000          3,868,000           1,229,000
                                                             ----------------    ----------------    ----------------
Income Before Accounting Change ..........................        28,959,000         34,023,000          64,381,000
Cumulative Effect of Accounting Change, net of tax benefit               --                 --          (12,077,000)
                                                             ----------------    ----------------    ----------------
Net Income ...............................................   $    28,959,000    $    34,023,000     $    52,304,000
                                                             ================    ================    ================

Earnings Per Common Share (Basic and Diluted):
     Before Accounting Change ............................   $          0.22    $          0.25   $          0.47
     Cumulative Effect of Accounting Change ..............               --                 --              (0.09)
                                                             ----------------    ----------------  ----------------
     Net Income ..........................................   $          0.22    $          0.25   $          0.38
                                                             ================    ================  ================

Weighted Average Shares Outstanding:
     Basic ...............................................       133,523,380        135,731,360       135,872,432
     Diluted .............................................       133,714,496        135,915,308       136,378,159

The accompanying notes are an integral part of these consolidated financial statements.

                               EXHIBIT 13, PAGE 5


Consolidated Balance Sheets
January 3, 1998 and December 28, 1996

                                                                         1997             1996
                                                                   ---------------  ---------------
Assets
Current Assets:
    Cash and cash equivalents ..................................   $   43,571,000   $   49,581,000
                                                                   ---------------  ---------------
    Accounts receivable, less allowance for doubtful accounts
       and discounts of $16,283,000 in 1997 and ................
       $16,667,000 in 1996 .....................................      374,516,000      393,983,000
                                                                   ---------------  ---------------
    Inventories-
      Raw materials ............................................      235,820,000      251,262,000
      Work-in-process ..........................................       23,584,000       26,070,000
      Finished goods ...........................................      270,655,000      279,453,000
                                                                   ---------------  ---------------
                                                                      530,059,000      556,785,000
                                                                   ---------------  ---------------
    Other current assets .......................................      118,267,000       81,056,000
                                                                   ---------------  ---------------
      Total current assets .....................................    1,066,413,000    1,081,405,000
                                                                   ---------------  ---------------
Property, Plant and Equipment, at cost:
    Land and land improvements .................................       27,827,000       29,584,000
    Buildings and leasehold improvements .......................      299,090,000      293,072,000
    Machinery and equipment ....................................      987,561,000      969,601,000
    Construction in progress ...................................       69,345,000       45,289,000
                                                                   ---------------  ---------------
                                                                    1,383,823,000    1,337,546,000
    Less-Accumulated depreciation and amortization .............      759,444,000      682,405,000
                                                                   ---------------  ---------------
                                                                      624,379,000      655,141,000
                                                                   ---------------  ---------------
Goodwill, net of amortization ..................................      236,209,000      212,398,000
                                                                   ---------------  ---------------
Investment in Joint Venture ....................................       21,269,000       18,302,000
                                                                   ---------------  ---------------
Other Assets ...................................................       19,344,000       17,152,000
                                                                   ---------------  ---------------
      Total Assets .............................................   $1,967,614,000   $1,984,398,000
                                                                   ===============  ===============

                               EXHIBIT 13, PAGE 6


                                                                         1997             1996
                                                                   ---------------  ---------------
Liabilities and Shareholders' Investment
Current Liabilities:
    Notes payable ..............................................   $       10,000   $   35,084,000
    Current maturities of long-term debt .......................        2,752,000       17,431,000
    Accounts payable ...........................................      161,964,000      195,347,000
    Accrued liabilities ........................................      160,728,000      163,199,000
                                                                   ---------------  ---------------
      Total current liabilities ................................      325,454,000      411,061,000
                                                                   ---------------  ---------------
Long-Term Debt, less current maturities ........................      930,424,000      825,280,000
                                                                   ---------------  ---------------
Deferred Income Taxes ..........................................       61,689,000       63,453,000
                                                                   ---------------  ---------------
Other Liabilities ..............................................       12,513,000       12,893,000
                                                                   ---------------  ---------------

Commitments and Contingencies

Shareholders' Investment:
    Preferred stock, 250,000 shares authorized, no shares issued             --               --
    Common stock, no par, $1.11 stated value, authorized
      500,000,000 shares; issued and outstanding: 131,118,065
      shares at January 3, 1998 and 132,772,548 shares at
      December 28, 1996                                               145,542,000      147,379,000
    Paid-in capital ............................................       54,745,000       72,335,000
    Cumulative translation adjustment ..........................         (620,000)       3,058,000
    Retained earnings ..........................................      437,867,000      448,939,000
                                                                   ---------------  ---------------
      Total shareholders' investment ...........................      637,534,000      671,711,000
                                                                   ---------------  ---------------
      Total Liabilities and Shareholders' Investment ...........   $1,967,614,000   $1,984,398,000
                                                                   ===============  ===============

The accompanying notes are an integral part of these consolidated financial statements.


                               EXHIBIT 13, PAGE 7

Consolidated Statements of Shareholders' Investment
For Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                                   Cumulative
                                         Common Stock                 Paid-In      Translation        Retained
                                    Shares           Amount           Capital       Adjustment        Earnings
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ...    137,017,402    $ 152,090,000    $ 118,635,000    $(1,815,000)   $ 444,115,000
    Net income ...............           --               --               --             --         52,304,000
    Purchase and retirement
  of common stock ............     (1,384,200)      (1,537,000)     (19,053,000)          --               --
    Exercise of stock options         323,400          360,000        2,136,000           --               --
    Cumulative translation
  adjustment .................           --               --               --        3,710,000             --
    Cash dividends paid
  ($.30 per share) ...........           --               --               --             --        (40,756,000)
----------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995 ...    135,956,602      150,913,000      101,718,000      1,895,000      455,663,000
    Net income ...............           --               --               --             --         34,023,000
    Issuance of stock in
  acquisitions ...............      4,379,646        4,862,000       49,207,000           --
    Purchase and retirement
  of common stock ............     (7,676,800)      (8,521,000)     (79,275,000)          --               --
    Exercise of stock options         113,100          125,000          685,000           --               --
    Cumulative translation
  adjustment .................           --               --               --        1,163,000             --
    Cash dividends paid
  ($.30 per share) ...........           --               --               --             --        (40,747,000)
----------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996 ...    132,772,548      147,379,000       72,335,000      3,058,000      448,939,000
    Net income ...............           --               --               --             --         28,959,000
    Issuance of stock in
  acquisitions ...............      2,112,517        2,344,000       23,336,000           --               --
    Issuance of stock to
  directors ..................          7,000            8,000           83,000           --               --
    Purchase and retirement
  of common stock ............     (3,820,000)      (4,240,000)     (41,822,000)          --               --
    Exercise of stock options          46,000           51,000          504,000           --               --
    Tax benefit on disposition
  of stock options ...........           --               --            309,000           --               --
    Cumulative translation
 adjustment ..................           --               --               --       (3,678,000)            --
    Cash dividends paid
  ($.30 per share) ...........           --               --               --             --        (40,031,000)
----------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998 .....    131,118,065    $ 145,542,000    $  54,745,000    $  (620,000)   $ 437,867,000
================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                               EXHIBIT 13, PAGE 8


Consolidated Statements of Cash Flow
For Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                               1997             1996             1995
                                                                          --------------   --------------   --------------
Operating Activities:
    Net Income ........................................................   $  28,959,000    $  34,023,000    $  52,304,000
                                                                          --------------   --------------   --------------
    Adjustments to Reconcile Net Income to
 Net Cash Provided by Operating Activities:
      Depreciation and amortization ...................................      94,954,000       90,906,000       91,083,000
      Provision for doubtful accounts .................................       9,318,000       10,777,000        8,629,000
      Deferred income taxes ...........................................      (1,841,000)      12,120,000        5,028,000
      Charge to record store closing costs ............................      36,787,000             --               --
      Nonrecurring charges ............................................            --         29,139,000             --
      Write-down of U.K. assets .......................................      47,952,000             --               --
      Restructuring costs .............................................            --         19,963,000             --
      Cumulative effect of accounting change ..........................            --               --         12,077,000
      Changes in operating assets and liabilities, net of acquisitions:
          Accounts receivable .........................................      35,166,000        1,937,000      (21,137,000)
          Inventories .................................................      39,111,000        2,250,000        2,456,000
          Accounts payable ............................................     (60,360,000)      22,427,000      (32,899,000)
          Accrued liabilities .........................................     (35,371,000)     (16,703,000)      28,277,000
          Other, net ..................................................     (55,397,000)     (40,560,000)      15,429,000
                                                                          --------------   --------------   --------------
            Total Adjustments .........................................     110,319,000      132,256,000      108,943,000
                                                                          --------------   --------------   --------------
          Net Cash Provided by Operating Activities ...................     139,278,000      166,279,000      161,247,000
                                                                          --------------   --------------   --------------
Investing Activities:
    Additions to property, plant and equipment ........................    (109,883,000)    (109,454,000)     (73,851,000)
    Retirements from property, plant and equipment, net ...............      31,882,000        2,606,000        6,594,000
    Acquisitions of business assets ...................................     (28,727,000)     (70,214,000)     (29,503,000)

    Investment in joint venture .......................................            --               --         (3,500,000)
    Deconsolidation of joint venture ..................................            --               --         (3,828,000)
                                                                          --------------   --------------   --------------
          Net Cash Used in Investing Activities .......................    (106,728,000)    (177,062,000)    (104,088,000)
                                                                          --------------   --------------   --------------
Financing Activities:
    Borrowings under revolving credit agreements ......................     330,000,000      155,000,000       30,000,000
    Repayment of revolving credit agreements ..........................    (220,702,000)     (75,000,000)     (35,000,000)
    Borrowings on other long-term debt ................................            --         76,644,000        3,779,000
    Repayment of long-term debt .......................................     (22,937,000)            --               --
    Net payments on short-term debt ...................................     (39,383,000)            --               --
    Purchase and retirement of common stock ...........................     (46,062,000)     (87,796,000)     (20,590,000)
    Payment of cash dividends .........................................     (40,031,000)     (40,747,000)     (40,756,000)
    Proceeds from exercise of stock options ...........................         555,000          810,000        2,496,000
                                                                          --------------   --------------   --------------
Net Cash (Used in) Provided by Financing Activities ...................     (38,560,000)      28,911,000      (60,071,000)
                                                                          --------------   --------------   --------------
Cash and Cash Equivalents:
    Net change ........................................................      (6,010,000)      18,128,000       (2,912,000)
    Beginning of period ...............................................      49,581,000       31,453,000       34,365,000
                                                                          --------------   --------------   --------------
    End of period .....................................................   $  43,571,000    $  49,581,000    $  31,453,000
                                                                          ==============   ==============   ==============
Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for-
      Interest ........................................................   $  66,223,000    $  39,997,000    $  41,751,000
      Income taxes ....................................................   $  51,619,000    $  63,696,000    $  36,874,000
    Noncash capital lease obligations .................................   $        --      $   1,540,000    $   3,450,000
    Acquisition of business assets by assuming liabilities ............   $  40,328,000    $ 121,670,000    $        --


The accompanying notes are an integral part of these consolidated financial statements.


                               EXHIBIT 13, PAGE 9

Notes to Consolidated Financial Statements
January 3, 1998, December 28, 1996 and December 30, 1995

Note 1 Summary of Accounting Policies

Principles of Consolidation
     The  consolidated   financial  statements  include  the  accounts  of  Shaw
Industries, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Business
     The Company manufactures and distributes carpet in a broad range of prices, patterns, colors and textures for residential and commercial use. The Company markets its products through wholesale distribution channels to floor covering retailers, distributors and contractors throughout the United States, Canada, Australia, Mexico and the United Kingdom and through residential retail and commercial contract distribution channels to various residential and commercial end users in the United States. The Company also distributes hard surface floor covering products through its retail distribution channels.

Fiscal Period
     The Company's fiscal year-end is the Saturday closest to December 31. Fiscal 1997 consisted of 53 weeks while fiscal years 1996 and 1995 consisted of 52 weeks.

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

Accounts Receivable
     The Company accounts for receivables sold to a financial institution under its private label credit card financing program in accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Approximately $43,296,000 of accounts receivable sold under this program was outstanding at January 3, 1998. The Company has recorded approximately $3,816,000 of liability for recourse provisions under the financing program.

Inventory Valuation
     Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The Company uses the last-in, first-out (LIFO) method of valuing certain of its domestic inventories to more properly match current costs against current revenues, thereby reducing the effects of price changes on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $11,707,000 and $1,643,000 lower than those reported at January 3, 1998 and December 28, 1996, respectively. Although current replacement cost for inventories was less than LIFO carrying value at January 3, 1998, the Company's management believes that the carrying value will be recovered through profit margins on future sales. The Company's foreign and certain of its finished goods inventories, representing approximately 28 percent of total inventories, are valued at the lower of first-in, first-out (FIFO) cost or market for 1997 and 1996.

Property, Plant and Equipment
     Property, plant and equipment is recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts, and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets, 15 to 39 years for buildings and 5 to 14 years for machinery and equipment. Leasehold improvements are amortized over the terms of the related leases.



                              EXHIBIT 13, PAGE 10

Goodwill
     Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years for acquisitions of domestic and foreign manufacturing operations and 20 years for acquisitions of residential retail and commercial contract operations. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable, however, could be reduced in the near term if changes occur in anticipated conditions. Accumulated amortization was $17,858,000, $11,485,000 and $6,210,000 at January 3, 1998, December 28, 1996
and December 30, 1995, respectively.

Accrued Liabilities
     Accrued liabilities include $33,597,000 and $30,599,000 for workers' compensation claims and $25,446,000 and $32,918,000 for returns and allowances at January 3, 1998 and December 28, 1996, respectively.

Employee Benefits
     The Company's Retirement Savings Plan provides, among other things, for voluntary contributions by domestic employees not to exceed 15 percent of their gross salaries and wages. The Company provides matching contributions of 25 to 50 percent based on the employee's contribution percentage. At January 3, 1998, $5,241,000, or 2.0% of the Plan's assets consisted of shares of the Company's common stock as elected by plan participants. During 1997, 1996 and 1995, the Company contributed $11,987,000, $9,960,000 and $9,356,000, respectively, under the plan.

     The Company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1997, 1996 and 1995, the Company provided $1,546,000, $2,008,000 and $1,425,000, respectively, under the plan. The actuarial present value of obligations of the plan has been recorded as other liabilities in the accompanying balance sheets.

     The Company has a defined benefit plan covering certain employees of its United Kingdom operations which provides for the payment of specific periodic payments upon retirement based on years of service. The projected benefit obligation was $80,400,000 and $64,800,000 as of January 3, 1998 and December 28, 1996, respectively, and the fair value of plan assets was $73,500,000 and $65,900,000 as of January 3, 1998 and December 28, 1996, respectively. Net pension cost recognized by the Company during 1997, 1996 and 1995 was $3,518,000, $3,800,000 and $3,595,000, respectively.

Earnings Per Share
     The Company adopted SFAS No. 128, "Earnings per Share," effective January 3, 1998. Earnings per share have been computed based upon the weighted average shares and dilutive potential common shares outstanding during the year. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

Foreign Currency Translation
     The financial statements of the Company's foreign subsidiaries are translated into United States currency in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities are translated into United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' investment. Gains and losses which result from foreign currency transactions are included in the accompanying statements of income.

Derivative Financial Instruments
     The Company uses interest rate swaps to fix interest rates on current and anticipated borrowings to reduce exposure to interest rate fluctuations. Under existing accounting literature, these interest rate swaps are accounted for as hedging activities. The net cash paid or received on interest rate hedges is included in interest expense. The Company may also employ foreign currency exchange contracts when, in the normal course of business, they are determined to effectively manage and reduce foreign currency exchange fluctuation risk. At January 3, 1998, the Company had no foreign currency exchange contracts outstanding. The Company does not enter into financial derivatives for speculative or trading purposes.

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

Reclassifications
     Certain prior year amounts have been reclassified to conform to the 1997 presentation.


                              EXHIBIT 13, PAGE 11

Note 2 Long-Term Debt


     Long-term debt presented in the accompanying consolidated balance sheets at January 3, 1998 and December 28, 1996 consisted of the following (000s omitted):

                                                                                       1997         1996
---------------------------------------------------------------------------------   ----------   ----------
Revolving credit facility, United States, at LIBOR-based rate, due in fiscal 2002   $ 774,000    $ 599,000
Revolving multi-currency credit facility,
  United Kingdom, at LIBOR-based rate, due in fiscal 2001 .......................      80,033      128,294
Revolving loan facility, Australia, at LIBOR-based rate, due in fiscal 1999 .....      46,207       63,648
Other ...........................................................................      25,281       40,029
Capitalized leases ..............................................................       7,655       11,740
---------------------------------------------------------------------------------   ----------   ----------
                                                                                      933,176      842,711
Less: current maturities ........................................................      (2,752)     (17,431)
---------------------------------------------------------------------------------   ----------   ----------
                                                                                    $ 930,424    $ 825,280
=================================================================================   ==========   ==========


     The domestic revolving credit facility which was amended in March 1997 provides for borrowings of up to $950,000,000. Borrowings bear interest at variable rates equal to the London Interbank Offered Rate (LIBOR) plus margins ranging from 0.150 percent to 0.475 percent, depending on the Company's consolidated funded debt to earnings ratio, as defined. The LIBOR-based rate at January 3, 1998 was 6.41 percent. Fees associated with the domestic revolving credit agreement include a facility fee on the committed amount ranging from
0.10 percent to 0.15 percent. The LIBOR-based variable interest rate on a total of $300,000,000 of the domestic revolving credit facility has been fixed through December 29, 2000 at 5.95 percent using interest rate swap agreements. The counterparty to these interest rate swap agreements has the right but not the obligation to terminate the agreements on December 31, 1999. The Company also has revolving loan facilities through which its foreign subsidiaries obtain funds necessary for operations including a multicurrency revolving credit facility in the United Kingdom which provides for borrowings up to $131.3 million. The borrowings bear interest at a LIBOR-based rate which was 8.28 percent at January 3, 1998. The repayment of these revolving loan facilities for its foreign subsidiaries is guaranteed by the Company.

     The amended domestic revolving credit agreement contains covenants which, among other provisions, (i) limit the Company's ability to incur indebtedness or assume liens, (ii) limit the payment of cash dividends and repurchases of common stock, (iii) limit new indebtedness and lease obligations and (iv) require the Company to satisfy certain ratios related to net worth, debt-to-equity and interest coverage. The foreign revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At January 3, 1998, the Company was out of compliance with certain of the financial ratios of these agreements for which it has obtained appropriate waivers.

     The aggregate annual maturities of long-term debt, including capitalized lease obligations, as of January 3, 1998 are as follows: 1998 - $2,752,000; 1999
-  $73,213,000;  2000 - $1,796,000;  2001 -  $80,691,000;  2002 -  $774,139,000;
thereafter - $585,000.

     The following is presented with respect to the revolving credit facilities for 1997 and 1996 (000s omitted):

                                                     1997                1996
Revolving Credit:
----------------------------------------          -----------        -----------
Available at year-end ..................          $1,132,850         $  819,102
Unused at year-end .....................             232,610             28,160

                              EXHIBIT 13, PAGE 12

Note 3 Shareholders' Investment

     Under the Company's 1987 and 1992 Incentive Stock Option Plans, 8 million and 6 million shares of common stock, respectively, are reserved for issuance at a price no less than the market value on the date granted. These options are exercisable over five to ten years.

     The following is a summary of stock option information for the 1987 and 1992 Incentive Stock Option Plans:

                                                     1997            1996
----------------------------------------------     ----------      ----------
Options outstanding, beginning of year .......     5,465,200       4,300,100
Options granted ..............................     2,930,300       1,510,800
Options exercised ............................       (46,000)       (113,100)
Options canceled .............................      (296,000)       (232,600)
Options outstanding, end of year .............     8,053,500       5,465,200
Option price per share range .................    $10.625-$17.02  $11.975-$17.02
Options exercisable, end of year .............     4,543,900       2,456,800
Options available for grant ..................       508,700       3,143,000
----------------------------------------------     ----------      ----------

     The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation was recognized in 1997, 1996 and 1995 for its incentive stock option plans. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes. For SFAS No. 123 purposes, the fair value of each incentive stock option grant for 1997, 1996 and 1995 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of
6.04 percent,  6.64 percent and 6.21 percent;  dividend  yields of 2.70 percent,
2.29 percent and 1.80 percent; expected volatilities of 34 percent, 35 percent and 35 percent; and expected life of five years for all years. Using these assumptions, the fair value of the stock option grants for 1997, 1996 and 1995 was $9.3 million, or $3.63 per option granted, $8.9 million, or $4.82 per option granted, and $13.7 million, or $7.07 per option granted, respectively. Had compensation cost been determined under SFAS No. 123 utilizing the assumptions detailed above, the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                                      1997      1996      1995
--------------------------------------------------------------------------------
Net income (in thousands):
    As reported ................................   $ 28,959  $ 34,023  $ 52,304
    Pro forma ..................................     23,382    30,080    51,694
Net income per common share (basic and diluted):
    As reported ................................   $    .22  $    .25  $    .38
    Pro forma ..................................        .18       .22       .38
--------------------------------------------------------------------------------

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

     The Company's board of directors approved a stock repurchase plan in 1996 whereby the Company's management is authorized to repurchase additional shares of the Company's common stock. For the year ended January 3, 1998, a total of 3,820,000 shares of the Company's common stock had been purchased and retired at a cost of $46,062,000. During the year ended December 28, 1996, a total of 7,676,800 shares were repurchased and retired at a cost of $87,796,000. At January 3, 1998, the Company has authority to repurchase up to 3,916,000 shares of the Company's common stock under the stock repurchase plan.

     In 1995, the Company's board of directors approved a dividend reinvestment plan whereby all holders of record of the Company's common stock are eligible to participate. The plan provides a method of investing cash dividends and optional cash payments in shares of the Company's common stock. All costs associated with administering the plan are paid by the Company.

                              EXHIBIT 13, PAGE 13

Note 4 Income Taxes

     The provision for income taxes consisted of the following (000s omitted):

                                                1997         1996         1995
--------------------------------------------------------------------------------
Current:
    Federal ............................     $ (8,568)    $ 51,429     $ 45,579
    State ...............................      (1,918)       7,824        6,907
--------------------------------------------------------------------------------
                                              (10,486)      59,253       52,486
Foreign operating loss carryforwards ....      17,860       (8,268)     (10,688)
Deferred ................................      (1,788)      (7,522)       1,805
--------------------------------------------------------------------------------
                                             $  5,586     $ 43,463     $ 43,603
================================================================================


     The differences between the federal statutory income tax rate and the Company's effective tax rate were as follows:

                                                                1997     1996    1995
---------------------------------------------------------------------------------------
Federal statutory rate ....................................     35.0%    35.0%   35.0%
State income taxes, net of federal tax benefit ............      4.9      4.6     4.4
Abandonment of stock of U.K. subsidiary ...................    (28.1)      --      --
Nondeductible goodwill ....................................      7.2     13.2      .8
Difference in foreign tax rates versus U.S. statutory rates      1.0      5.2     1.6
Other, net ................................................     (1.6)     1.0    (1.0)
---------------------------------------------------------------------------------------
                                                                18.4%    59.0%   40.8%
=======================================================================================




     Components of the net deferred income tax liability at January 3, 1998 and December 28, 1996 are shown below (000s omitted):

                                                                    1997        1996
---------------------------------------------------------------------------------------
Deferred income tax assets:
    Accrued advertising expenses not currently deductible ....   $  2,705    $  2,253
    Reserve for cash discounts and bad debts .................      5,793       5,179
    Employee benefit accruals not currently deductible .......     21,455      19,672
    Reserve for returns and allowances .......................      9,976      12,082
    Foreign net operating loss carryforwards .................      4,938      24,491
    Reorganization provision .................................      7,180      10,950
    Other ....................................................      2,885       2,586
---------------------------------------------------------------------------------------
                                                                   54,932      77,213
---------------------------------------------------------------------------------------
Deferred income tax liabilities:
    Book basis of inventory over tax basis ...................    (13,896)    (10,708)
    Sample costs .............................................     (1,884)       --
    Book basis of property, plant and equipment over tax basis    (58,619)    (69,307)
    Other ....................................................     (2,214)     (1,114)
---------------------------------------------------------------------------------------
                                                                  (76,613)    (81,129)
---------------------------------------------------------------------------------------
                                                                 $(21,681)   $ (3,916)
=======================================================================================


     Income tax carryforwards of $17,860,000 were reversed at January 3, 1998 related to the abandonment of the stock of Carpets International, Plc in the United Kingdom and $1,693,000 was utilized in 1997. Realization of the remaining deferred tax benefit of $4,938,000 at January 3, 1998 is dependent on generating sufficient future taxable income at the related foreign operations. Although realization is not assured, management believes it is more likely than not that all of the remaining deferred tax asset is realizable; however, it could be reduced in the near term if estimates of future taxable income decreased.

                              EXHIBIT 13, PAGE 14

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

     In June 1994, the Company and several other carpet manufacturers received a grand jury subpoena from the Antitrust Division of the United States Department of Justice relating to an investigation of the industry. In October, 1997, the Company received formal notification from the Department of Justice that the investigation has been closed. In December 1995, the Company learned that it was one of six carpet companies named as additional defendants in a pending antitrust suit filed in the United States District Court of Rome, Georgia. The amended complaint alleges price-fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. The Company has filed an answer to the complaint that denies plantiffs' allegations and sets forth several defenses. In September 1997, the Court issued an order certifying a nationwide plaintiff class of persons and entities who purchase "mass production" polypropylene carpet directly from any of the defendants from June 1, 1991 through June 30, 1995, excluding, among others, any persons or entities whose only purchases were from any of the Company's retail establishments. Discovery began in November 1997. The Company is also a party to two consolidated lawsuits pending in the Superior Court of the State of California, City and County of San Francisco, both of INDUSTRIES, INC. #to Consolidated Financial Statements (continued) 5 Commitments and Contingencies (continued) which were brought on behalf of a purported class of indirect purchasers of carpet in the State of California and which seek damages for alleged violations of California antitrust and fair competition laws. The Company believes that it has meritorious defenses to plaintiffs' claims in the lawsuits described in this paragraph and intends to defend these actions vigorously. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect upon the Company.

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

     The Company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $55,734,000 at January 3, 1998 and $61,746,000 at December 28, 1996. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was
$49,760,000   and  $52,389,000  at  January  3,  1998  and  December  28,  1996,
respectively. The related obligations are included in long-term debt (Note 2). The Company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.


     At January 3, 1998, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):

                                                       Capital   Operating   Total Future
                                                       Leases      Leases     Payments
--------------------------------------------------------------------------------------
1998 .............................................   $  3,124    $ 65,391    $ 68,515
1999 .............................................      2,704      57,762      60,466
2000 .............................................      1,863      51,689      53,552
2001 .............................................        639      42,691      43,330
2002 .............................................         73      23,170      23,243
2003 and thereafter ..............................        160      54,449      54,609
--------------------------------------------------------------------------------------
Total Payments ...................................      8,563    $295,152    $303,715
Less: amount representing interest ...............        908    =====================
---------------------------------------------------
Present value of capitalized lease payments with a
 weighted  average  interest  rate  of 11.9% .....  $  7,655
=============================================================


     Rental payments under noncancelable operating leases were $74,718,000, $44,667,000 and $32,187,000 in 1997, 1996 and 1995, respectively.

     At January 3, 1998, the Company had commitments to purchase certain capital assets of approximately $30,400,000.

                              EXHIBIT 13, PAGE 15

Note 6 Earnings Per Share

     Income before accounting change, cumulative effect of accounting change and net income amounts presented in the accompanying consolidated statements of income represent amounts available or related to shareholders.


     The following table reconciles the denominator of the basic and diluted earnings per share computations:

                                               1997           1996          1995
------------------------------------------------------------------------------------
Weighted average common shares ..........   133,523,380   135,731,360   135,872,432
Incremental shares from assumed
    conversions of options under 1987 and
    1992 incentive stock option plans ...       191,116       183,948       505,727
------------------------------------------------------------------------------------
Weighted average common shares and
    dilutive potential common shares ....   133,714,496   135,915,308   136,378,159
------------------------------------------------------------------------------------


                              EXHIBIT 13, PAGE 16

Note 7 Derivative Financial Instruments and Fair Value of Financial Instruments

     The Company has entered into two interest rate swap agreements with a total notional amount of $300,000,000 to fix the interest rate paid on a portion of the domestic revolving credit facility. The fixed interest rate paid on the two interest rate swap agreements was 5.99 percent while the floating rate received in 1997 averaged 5.62 percent.

     The carrying amount and fair value of the Company's financial instruments are as follows (000s omitted):

                                     January 3, 1998          December 28, 1996
                                    Carrying      Fair       Carrying     Fair
                                     Amount       Value       Amount      Value
--------------------------------------------------------------------------------
Debt:
    Revolving credit facilities .   $900,240    $900,240    $790,942    $790,942
    Other obligations ...........     32,936      32,936      51,769      51,769
    Interest rate swap agreements       --         2,207        --           814
--------------------------------------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Revolving Credit Facilities
     The carrying values of the revolving credit  facilities  approximate  their fair  values  due to  the  floating  market  interest  rates  charged  on  those facilities. Other Obligations The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at January 3, 1998 and December 28, 1996.

Interest Rate Swap Agreements
     The fair values of the interest rate swap agreements were estimated by obtaining quotes from brokers.

                              EXHIBIT 13, PAGE 17

Note 8 - Acquisitions and Agreement in Principle to Dispose of Carpets International, Plc

Acquisitions

     In January 1995, the Company increased its operations in the United Kingdom by acquiring substantially all of the operating assets of the Carpets Division of Coats Viyella Plc for approximately $29,503,000. During 1996, the Company acquired certain residential retail and commercial contractors in order to develop and expand its presence in the retail distribution channel. To complete the acquisitions, the Company paid $70,214,000 in cash and issued 4,379,646 shares of common stock at an aggregate value of $54,069,000, notes payable of $35,000,000 due January 15, 1997, and notes payable of $24,000,000 due June 1999 convertible to 1,500,000 shares of the Company's common stock at the option of the note holders. As a result of these acquisitions, the Company recorded goodwill of $132,756,000.

     During 1997, the Company further expanded its retail distribution channel by acquiring certain residential retail and commercial contractors. To complete the acquisitions, the Company paid $28,727,000 in cash, net of cash acquired, and issued 2,112,517 shares of common stock at an aggregate value of $25,680,000. As a result of these acquisitions, the Company recorded goodwill of $38,773,000.

Agreement in Principle to Dispose of Carpets International, Plc

     In December 1997, the Company entered into an agreement in principle to dispose of Carpets International, Plc (the Company's wholly owned U.K.
subsidiary) and as a result of this agreement, recorded a reduction in the carrying value of certain U.K. assets of $47,952,000 ($20,300,000, net of tax benefit, or $.15 per share) in 1997.

                              EXHIBIT 13, PAGE 18

Note 9 - Nonrecurring Charges, Restructuring Costs and Charge to Record Store Closing Costs

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

Long-Lived Asset and Goodwill Impairment

     In March 1996, the Company recorded nonrecurring charges of $29,139,000 ($26,519,000, net of tax benefit, or $.19 per share) for the reduction of the carrying value of certain goodwill and property, plant and equipment at its international operations as required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and a provision for the disposal of other assets.

Restructuring Costs

     In December 1996, the Company recorded $36,078,000 ($24,172,000 net of tax benefit, or $.18 per share), of restructuring costs related to woolen yarn operations and the discontinuance of Axminster carpet production in the United Kingdom. The restructuring costs include $16,115,000 of markdowns of inventory to estimated realizable value which have been recorded as a charge to cost of sales.

Charge to Record Store Closing Costs

     In December 1997, the Company announced a plan to close approximately 100 residential retail stores which resulted in a charge to operations of $36,349,000 ($22,817,000, net of tax benefit, or $.17 per share) consisting primarily of reductions in the carrying value of long-lived assets of approximately $13,430,000 and reserves for exit costs and employee termination benefits of approximately $17,440,000 and $5,530,000, respectively. The stores to be closed had combined net sales of approximately $90,000,000 in 1997, but contributed negatively to the Company's profitability. Prior to this charge, the Company recorded store closing costs of $438,000 ($263,000, net of tax benefit) which had no effect on earnings per share.

                              EXHIBIT 13, PAGE 19

Note 10 Foreign Operations


     The following information is presented regarding the Company's consolidated foreign operations for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 (000s omitted):


                                      1997
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations   Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 3,248,014    $   327,760    $      --      $ 3,575,774
--------------------------------------------------------------------------------------------
Operating profit (loss) .......   $   122,986    $   (38,966)   $      --      $    84,020
--------------------------------------------------------------------------
Interest expense, net .........                                                    (60,769)
Miscellaneous income, net .....                                                      7,032
                                                                               -------------
    Income before income taxes                                                 $    30,283
                                                                               -------------
Identifiable assets ...........   $ 1,876,788    $   223,990    $  (133,164)   $ 1,967,614
--------------------------------------------------------------------------------------------


                                      1996
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations   Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 2,865,737    $   335,817    $      --      $ 3,201,554
--------------------------------------------------------------------------------------------
Operating profit (loss) .......   $   170,734    $   (58,283)   $      --      $   112,451
--------------------------------------------------------------------------
Interest expense, net .........                                                    (42,442)
Miscellaneous income, net .....                                                      3,609
                                                                               -------------
    Income before income taxes                                                 $    73,618
                                                                               -------------
Identifiable assets ...........   $ 1,725,668    $   310,732    $   (52,002)   $ 1,984,398
--------------------------------------------------------------------------------------------


                                      1995
                                                                Adjustments
                                                                    and
                                    Domestic         Foreign    Eliminations   Consolidated
--------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $ 2,509,443    $   360,385    $      --      $ 2,869,828
--------------------------------------------------------------------------------------------
Operating profit (loss) .......   $   168,500    $   (19,401)   $      --      $   149,099
--------------------------------------------------------------------------
Interest expense, net .........                                                    (41,901)
Miscellaneous expense, net ....                                                       (443)
                                                                               -------------
    Income before income taxes                                                 $   106,755
                                                                               -------------
Identifiable assets ...........   $ 1,440,153    $   357,453    $  (134,823)   $ 1,662,783
--------------------------------------------------------------------------------------------



     Sales and transfers between geographic areas and export sales are not material. Operating profit is total revenue less operating expenses. In computing operating profit, none of the following items have been added or deducted: net interest expense, net miscellaneous income, income taxes, equity in income of joint venture or the cumulative effect of an accounting change.

     Identifiable assets are those assets of the Company that are identified with the operations in each geographic area, including goodwill.

                              EXHIBIT 13, PAGE 20

Note 11 Quarterly Financial Data (Unaudited)

     Summarized quarterly financial data for 1997, 1996 and 1995 is as follows (000s except per share amounts):

1997 Quarters                  First       Second      Third       Fourth*
----------------------------------------------------------------------------
Net Sales ................   $ 808,653   $ 915,232   $ 922,997   $ 928,892
Gross Profit .............     200,090     236,992     236,235     221,985
Net Income (Loss) ........      10,748      25,231      25,335     (32,355)
Earnings (Loss) Per Share-
    Basic and Diluted ....        0.08        0.19        0.19       (0.24)
----------------------------------------------------------------------------


1996 Quarters                  First**     Second      Third       Fourth***
----------------------------------------------------------------------------
Net Sales ................   $ 657,856   $ 785,957   $ 881,760   $ 875,981
Gross Profit .............     129,920     171,965     208,158     206,443
Net Income (Loss) ........     (15,584)     28,099      24,179      (2,671)
Earnings (Loss) Per Share-
    Basic and Diluted*****       (0.11)       0.21        0.18       (0.02)
----------------------------------------------------------------------------


1995 Quarters                  First****   Second      Third       Fourth
----------------------------------------------------------------------------
Net Sales ................   $ 676,550   $ 738,326   $ 748,364   $ 706,588
Gross Profit .............     117,081     144,516     142,716     145,621
Net Income (Loss) ........      (7,600)     18,673      21,905      19,326
Earnings (Loss) Per Share-
    Basic and Diluted ....       (0.06)       0.14        0.16        0.14
----------------------------------------------------------------------------


   * The fourth quarter net income and per share amounts for 1997 include store closing costs of $22,817,000, or $.17 per share, and a write-down of certain U.K. assets of $20,300,000, or $.15 per share.

  ** The first quarter net income and per share amount for 1996 include nonrecurring charges of $26,519,000, or $.19 per share, net of tax benefit, for the reduction in the carrying value of certain goodwill and property, plant and equipment at its international operations and a provision for the disposal of certain other assets.

 *** The fourth quarter net income and per share amounts for 1996 included restructuring costs of $24,172,000, or $.18 per share, net of tax benefit, related to woolen and Axminster production in the United Kingdom. ***** The first quarter net income and per share amounts for 1995 include a charge of $12,077,000, or $.09 per share, net of tax benefit, from the cumulative effect of a change in the method of accounting for sample costs.

**** The sum of the 1996 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.

                              EXHIBIT 13, PAGE 21

Note 12 Subsequent Event

     On February 9, 1998, the Company commenced a "dutch auction" tender offer to acquire up to approximately 10,600,000 shares of its common stock, representing approximately 8.1 percent of its currently outstanding shares. Under the terms of the offer, the Company's shareholders may tender their shares at a price within a range of $11.00 to $14.00 per share for a period of 20 business days. In addition, the Company announced no further cash dividends would be paid in fiscal 1998 subsequent to the quarterly dividend on February 27, 1998 to shareholders of record on February 16, 1998.

                              EXHIBIT 13, PAGE 22

Report of Independent Public Accountants

To The Shareholders of Shaw Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of January 3, 1998 and December 28, 1996 and the related consolidated statements of income, shareholders' investment and cash flow for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of January 3, 1998 and December 28, 1996 and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 20, 1998

                              EXHIBIT 13, PAGE 23


Stock Information
High and low stock prices and cash dividends paid by fiscal quarter

                          1997                1996                1995                     Dividends Paid
                     High     Low         High    Low         High    Low           1997         1996        1995
----------------------------------------------------------------------------------------------------------------------
1st Quarter ......  14 1/8   11 7/8      14 7/8  10 3/4      17 1/8  12          7.50 cents   7.50 cents  7.50 cents
2nd Quarter ......  13       10 1/2      13 3/4  11 1/8      17 3/8  12 1/4      7.50 cents   7.50 cents  7.50 cents
3rd Quarter ......  12 7/8   10 1/2      15 3/8  11 1/2      17 1/4  14 1/4      7.50 cents   7.50 cents  7.50 cents
4th Quarter ......  13 7/16  10 7/8      13 3/8  11          16 3/8  12 5/8      7.50 cents   7.50 cents  7.50 cents
----------------------------------------------------------------------------------------------------------------------
                                                                         Total  30.00 cents  30.00 cents 30.00 cents
                                                                         ---------------------------------------------


                              EXHIBIT 13, PAGE 24