Form 10-K, Exhibit 13
period 1999-01-02
SHAW INDUSTRIES INC
filed 1999-04-02
CIK 89498

Management's Discussion and Analysis
Financial Condition and Results of Operations

General

The company's business, as well as the U.S. carpet industry in general, is affected by general economic conditions. The level of domestic carpet sales tends to reflect fluctuations in consumer spending for durable goods and, to a lesser extent, fluctuations in interest rates and new housing starts. The company's international operations are also impacted by the economic climates in the markets in which they operate (primarily Australia and Mexico). During 1998, strong U.S. economic conditions and gaining customers through strategic transactions discussed below increased demand for the company's domestic wholesale manufacturing business. Domestic wholesale manufacturing sales prices in 1998 were comparable to 1997 while margins improved on lower raw material costs. The Australian market improved throughout 1998, and margins increased slightly in 1998 compared to 1997 on higher sales prices. Fiscal years 1998 and 1996 consisted of 52 weeks while fiscal 1997 consisted of 53 weeks.

In the first quarter of 1998, the company completed the disposal of its wholly-owned U.K. subsidiary, Carpets International, Plc. A related charge to reduce the carrying value of certain U.K. assets of $48.0 million ($20.3 million, net of tax benefit) was recorded in December 1997.

In August 1998, the company sold substantially all of its residential retail operations to The Maxim Group, Inc. ("Maxim") and closed stores not sold. The company recorded nonrecurring charges for the loss on sale of its residential retail operations, store closing costs, and the write-down of certain assets of $132.3 million ($92.7 million, net of tax benefit) resulting from exiting its residential retail business.

On October 6, 1998, the company completed its merger with Queen Carpet Corporation ("Queen") for $579.1 million including 19.4 million shares of the company's common stock, 3.15 million shares of Maxim stock acquired in the sale of the company's residential retail operations, approximately $36.0 million of cash and approximately $216 million of assumed debt. Based on estimates of the fair values of assets and liabilities acquired, goodwill of $318.6 million has been recorded and is being amortized over 40 years. In connection with the disposition of 3.15 million shares of Maxim stock, the company realized a loss on the sale of equity securities of approximately $22.2 million ($13.4 million, net of tax benefit) as a result of a decrease in market value of the stock since its acquisition.

Liquidity and Capital Resources

At January 2, 1999, the company had working capital of $627.6 million, a decrease of $113.4 million from working capital of $741.0 million at January 3, 1998. Working capital decreased primarily as a result of a receivables securitization program established September 3, 1998 under which the company sold a percentage ownership interest in a defined pool of the company's trade receivables to a securitization conduit. As collections reduce accounts receivable included in the pool, the company is entitled to sell a participation interest in new receivables to the conduit to bring the amount in the pool up to the maximum permitted under the program. The company used the initial proceeds from the receivables securitization to reduce outstanding borrowings under its domestic revolving credit facility. The receivables securitization program expires September 1, 1999, but may be extended for additional one-year terms. As of January 2, 1999, the company had approximately $198.2 million of accounts receivable sold and outstanding under this program.

Cash and cash equivalents decreased $31.0 million to $12.6 million at January 2, 1999. The company's operations generated cash flow of $378.0 million in 1998, principally from net income of $20.6 million adjusted for depreciation and amortization of $80.6 million, a charge to record the loss on sale of residential retail operations, store closing costs and write-down of certain assets of $132.3 million, and a decrease in accounts receivable and other current assets of $185.6 million primarily related to the previously described sale of receivables, offset in part by an increase in inventories of $56.4 million. In 1997, cash generated from operating activities was $139.3 million primarily as a result of net income of $29.0 million adjusted for depreciation and amortization of $95.0 million, a charge to record store closing costs of $36.8 million, a write-down of U.K. assets of $48.0 million and decreases in accounts receivable and inventories of $74.3 million, offset in part by an increase in current assets of $30.7 million and decreases in accounts payable and accrued liabilities of $95.7 million.

In 1998, the company's investing activities primarily included additions to property, plant and equipment, net of retirements, of $67.3 million, the disposal of Carpets International, Plc (U.K.) and residential retail operations' assets, net of liabilities, of $.4 million and acquisitions of business assets of $36.0 million. Investing activities in 1997 consisted primarily of additions to property, plant and equipment, net of retirements, of $78.0 million and acquisitions of business assets of $28.7 million. Cash used in financing activities for 1998 of $306.3 million included the purchase of common stock of $176.6 million, net payments on long-term borrowings of $155.5 million funded primarily by the sale of receivables, and the payment of cash dividends of $9.8 million, offset in part by proceeds from the exercise of stock options of $35.5 million. Financing activities for 1997 of $38.6 million included payments on notes payable of $39.4 million, cash dividends of $40.0 million and repurchases of common stock of $46.1 million, offset in part by a net increase in long-term borrowings of $86.4 million.

During 1998, the company implemented EVA [Registration Mark], a financial measurement concept which emphasizes profitability, proper asset allocation, the cost of capital and the creation of shareholder wealth. Effective use of capital and the company's ability to generate cash flow from operations has enabled it to invest in technologies which reduce production costs, generate operating margins that have historically exceeded industry averages and pursue its strategy for increasing shareholder value.

Capital expenditures for property, plant and equipment necessary to maintain the company's facilities in modern state-of-the-art condition, expand production capacity and increase efficiency were $76.0 million for 1998. Management anticipates total capital

                              EXHIBIT 13 - PAGE 1
expenditures and capitalized lease obligations of approximately $100 million for 1999 to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume and to improve efficiency.

In March 1998, the company completed a "dutch auction" tender offer under which the company purchased approximately 10,622,000 shares of its common stock at a price of $12.50 per share or approximately $133.9 million. The shares purchased represented approximately 8.1 percent of the shares outstanding at the time of the tender offer. Funds to purchase the tendered shares were provided primarily from capacity under the company's new $1.0 billion unsecured revolving credit facility. The company discontinued cash dividends after paying $9.8 million in February 1998.

The company's primary source of financing is an unsecured revolving credit facility with a banking syndicate entered into in March 1998 which replaced the previous $900 million facility. The facility provides for borrowings of up to $1.0 billion and expires in March 2003. The interest rate on borrowings under this facility is currently based on LIBOR and was 5.70 percent, including applicable margins, at January 2, 1999. Borrowings outstanding under this credit facility at January 2, 1999 were $844.0 million. To provide further financing capacity, in October 1998, the company entered into a 364-day $150 million senior unsecured revolving credit facility which remained unutilized and available at January 2, 1999. In addition, the company maintains a revolving credit facility in Australia of $57.5 million with $47.1 million outstanding and $10.4 million available at January 2, 1999.

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

Market Risk Exposure and Derivative Financial Instruments

The company is exposed to market risk primarily in the form of changes in interest rates and, to a lesser extent, changes in currency exchange rates and commodity prices. To manage the volatility relating to these exposures, the company enters into various derivative financial instruments and purchase contracts in keeping with company policies governing financial risk management. The company does not enter into derivative financial instruments for trading purposes.

Interest rate swap agreements are employed to hedge interest rate increases on the company's credit facilities. Under current accounting literature, the interest rate differential on the company's existing swaps is recorded as an adjustment to interest expense. At January 2, 1999, the company had interest rate swap agreements with notional amounts totaling $557.8 million under which the company has agreed to pay interest at a weighted average fixed rate of 6.14 percent including applicable margins. The swap agreements expire at various dates through March 2003.

The company may employ foreign currency forward exchange contracts to effectively manage exposure to fluctuations in currency exchange rates in its Australian and Mexican operations. Foreign currency forward exchange contracts outstanding at January 2, 1999 were immaterial.

The company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials decreased approximately 4 percent in 1998, decreased approximately 3 percent in 1997 and increased slightly in 1996. The company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost effective manufacturing and other operational processes. The company's ongoing ability to mitigate the effect of price changes will depend on market factors.

Based on the company's overall interest rate, currency exchange and commodity price exposures, near-term changes in each of these exposures would have immaterial effects on the company's consolidated results of operations, cash flow, financial position and derivative and underlying instrument fair value.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for the company's fiscal year 2000. The company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the method of adoption of SFAS No.
133. However, the Statement could increase volatility in earnings and other comprehensive income.

Year 2000 Readiness Disclosure

The company has completed its internal assessment of the Year 2000 compliance of the systems and technologies supporting all operations of the business. The company's assessment of external compliance readiness is ongoing. The company has developed and is implementing plans to correct identified compliance problems that would adversely affect the company's operations. Compliance remediation efforts, consisting primarily of upgrades, replacements, specific enhancements, and other corrective measures, are proceeding on schedule. The majority of the efforts were completed in fiscal 1998 with compliance testing to follow in 1999.

The company has initiated inquiries of third parties with whom it has significant business relationships, such as customers and vendors, to assess their state of addressing Year 2000 issues that could materially and adversely impact the company. The company

                              EXHIBIT 13 - PAGE 2

Discussion and Analysis of Financial Condition and Results of Operations (continued)

has requested those third parties respond in writing that they will be Year 2000 compliant by the end of 1999. The company has incurred approximately $2.0 million to perform compliance remediation and expects to incur less than $3.0 million in connection with the Year 2000 compliance process. These costs are expensed as incurred.

The company believes the most reasonably likely worst case Year 2000 scenario would be a failure by a non-core, peripheral system or a third-party system impacting the availability of certain management information or the exchange of data with certain customers or vendors.

The company is focusing its remediation efforts on those problems which it can reasonably be expected to influence and is currently developing a contingency plan to address the most likely worst case scenario described above. As a result, the company anticipates no significant disruption of business. If the company cannot successfully and timely resolve its Year 2000 issues, however, its business, results of operations and financial condition could be materially and adversely affected.

Results of Operations

The company's primary business consists of its wholesale manufacturing operations which sell carpet and related products manufactured primarily in the company's manufacturing facilities, located primarily in the southeastern U.S., to wholesalers and retailers located primarily in the U.S., Australia and Mexico. Beginning in 1996 and continuing through mid-1998, the company built and acquired existing companies which were engaged in residential retail operations which sold floor covering and related products acquired from the company's wholesale manufacturing operations and other floor covering manufacturers directly to residential consumers. The company evaluates the performance of its segments and allocates resources to them on the basis of sales, gross margin and "net divisional contribution" which consists of gross margin less selling expense.

The following table summarizes key management information for the company's reportable segments (000s omitted):

                     Wholesale      Residential
                   Manufacturing      Retail        Intercompany    Consolidated
                     Operations     Operations      Eliminations     Operations
  Net Sales
          1998       $3,419,538       $341,769       $(219,105)       $3,542,202
          1997        3,170,158        638,662        (233,046)        3,575,774
          1996        2,913,467        351,790         (63,703)        3,201,554

  Gross Margin
          1998          772,097        128,273            (621)          899,749
          1997          655,290        243,385          (3,373)          895,302
          1996          575,535        140,951             --            716,486

  Selling Expense
          1998          321,208        135,720             --            456,928
          1997          280,174        263,902          (1,014)          543,062
          1996          272,855        121,297             --            394,152


1998 Compared to 1997

Wholesale manufacturing sales increased $249.4 million during 1998 as a result of improved general demand as well as the acquisition of Queen described above, which added sales of $207.3 million, offset in part by decreased sales as a result of the previously discussed disposal of the U.K. operations. Wholesale manufacturing margins on outside sales improved from 22.2 percent in 1997 to
24.1 percent in 1998 primarily due to lower raw material costs and improved product mix. Wholesale manufacturing operations selling expense increased to 9.4 percent in 1998 from 8.8 percent in 1997 due to increased advertising after the company's exit from the residential retail business.

As indicated above, substantially all residential retail operations were sold or closed during 1998 and late 1997 resulting in reduced sales, gross margin and selling expense in 1998 compared to 1997.

As a result of the above, consolidated net sales decreased $33.6 million, or .9 percent, to $3,542.2 million in 1998. Consolidated gross margin as a percentage of net sales increased .4 percent to 25.4 percent in 1998 compared to 1997, due to lower raw material costs in wholesale manufacturing operations, offset by the reduction in higher margin residential retail sales.

                              EXHIBIT 13 - PAGE 3

Selling,  general and administrative  expenses for 1998 were $620.9 million,  or
17.5 percent of net sales, compared to $722.6 million, or 20.2 percent of net sales, in 1997. The decrease of $101.7 million, or 2.7 percent of net sales, was principally due to the company's exiting the residential retail business. Interest expense increased $1.8 million to $62.6 million in 1998 due to higher average borrowings resulting from funding stock repurchases and the acquisition of Queen.

Results for 1998 included nonrecurring charges of $132.3 million ($92.7 million, net of tax benefit, or $.71 per share) and a loss on the sale of equity securities of $22.2 million ($13.4 million, net of tax benefit, or $.10 per share) both as discussed in Note 8 of Notes to Consolidated Financial Statements. Net income before nonrecurring charges was $126.7 million, or $.97 per share. After nonrecurring charges, net income was $20.6 million, or $.16 per share on basic and diluted bases. Net income before nonrecurring charges for 1997 was $72.3 million, or $.54 per share, including a gain on the sale of fixed assets of $3.4 million, net of tax, or $.03 per share. Results for 1997 included a charge to record residential retail store closing costs of $36.8 million ($23.0 million, net of tax benefit, or $.17 per share) and a reduction in the carrying value of the assets of Carpets International, Plc (U.K.) of $48.0 million ($20.3 million, net of tax benefit, or $.15 per share). Net income for 1997 was $29.0 million, or $.22 per share on basic and diluted bases.

The effective income tax rate for 1998 before the nonrecurring charges decreased to 41.1 percent compared to 41.7 percent for 1997 due to more profitable foreign operations in 1998 which are taxed at a lower effective income tax rate.

1997 Compared to 1996

Wholesale manufacturing sales increased $256.7 million during 1997 on improved economic conditions and internally generated sales to the company's residential retail operations. Wholesale manufacturing margins on outside sales increased from 20.2 percent in 1996 to 22.2 percent in 1997 on lower raw material costs and improved efficiencies generated by higher production volume. Changes in residential retail sales, margins and selling expenses reflect the continued development of the residential retail operations during 1997.

As a result of the above,  consolidated net sales increased  $374.2 million,  or
11.7  percent,   to  $3,575.8  million  in  1997.  The  increase  was  primarily attributable to incremental net sales related to residential retail and wholesale manufacturing business acquisitions. Consolidated gross margin as a percent of net sales increased 2.6 percent to 25.0 percent for 1997, compared to
22.4 percent for 1996, primarily due to the incremental impact of residential retail margins.

Selling,  general and administrative  expenses for 1997 were $722.6 million,  or
20.2 percent of net sales, compared to $541.3 million, or 16.9 percent of net sales, in 1996. The increase of $181.3 million, or 3.3 percent of net sales, was primarily due to increased advertising and other selling and administrative expenses associated with the company's expansion into the residential retail business. Pre-opening expenses related to the retail operations totaled $4.0 million in 1997 compared to $13.6 million in 1996. Interest expense, net, increased to $60.8 million in 1997 from $42.4 million in 1996 as a result of higher borrowings and an overall increase in interest rates.

Results for 1997 include a charge to record residential retail store closing costs of $36.8 million ($23.0 million, net of tax benefit, or $.17 per share) and a reduction in the carrying value of the assets of Carpets International, Plc (U.K.) of $48.0 million ($20.3 million, net of tax benefit, or $.15 per share). Net income before these charges was $72.3 million, or $.54 per share, including a gain on the sale of fixed assets of $3.4 million, net of tax, or $.03 per share, compared to 1996 net income of $84.7 million, or $.62 per share, before nonrecurring charges of $65.2 million ($50.7 million, net of tax benefit, or $.37 per share), of which $16.1 million was charged to cost of sales. Net income after the charge to record store closing costs and reduct ion in the carrying value of the assets in the U.K. was $29.0 million, or $.22 per share, in 1997 compared to net income of $34.0 million, or $.25 per share, after nonrecurring charges in 1996.

The effective income tax rate for 1997 was 18.4 percent, compared to 59.0 percent in 1996, as a result of lower taxable income created by the tax benefit related to the reduction in the carrying value of the U.K. assets.

Forward-Looking Information

Certain statements in this report, including those regarding anticipated total capital expenditures and capitalized lease obligations, availability of funding for working capital, capital expenditures, stock repurchases and debt service requirements, Year 2000 readiness and estimated remediation costs and the effects of litigation on the company's future results of operations, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1933, as amended, and are subject to the safe harbor provisions of those Acts. When used in this report, the words "believes," "expects," "anticipates," "estimates" or "intends," and similar expressions, are intended to identify forward-looking statements. The forward-looking statements herein involve a number of risks and uncertainties that could cause actual results to differ materially form those expressed or reflected in such statements. The important factors which may affect the company's future results and could cause those results to differ materially from the results expressed or reflected in the forward-looking statements include, but are not limited to, the following: changes in economic conditions generally; changes in consumer spending for durable goods, interest rates and new housing starts; competition from other carpet, rug and floor covering manufacturers; changes in raw material prices; the degree of success in the integration of the company's recent acquisition; failure of the company's vendors, customers and suppliers to timely identify and adequately address Year 2000 compliance issues; and other factors identified from time to time in the company's reports and other filings with the Securities and Exchange Commission.}

                              EXHIBIT 13 - PAGE 4

Consolidated Balance Sheets
January 2, 1999 and January 3, 1998

                                                                      1998             1997
                                                                ---------------  ---------------
Assets
Current Assets:
    Cash and cash equivalents ...............................   $   12,555,000   $   43,571,000
                                                                ---------------  ---------------
    Accounts receivable, less allowance for doubtful accounts
    and discounts of $21,512,000 in 1998 and $16,283,000 in 1997   276,002,000      374,516,000
                                                                ---------------  ---------------
    Inventories-
      Raw materials .........................................      293,868,000      235,820,000
      Work-in-process .......................................       75,060,000       23,584,000
      Finished goods ........................................      290,152,000      270,655,000
                                                                ---------------  ---------------
                                                                   659,080,000      530,059,000
                                                                ---------------  ---------------
    Other current assets ....................................      134,733,000      118,267,000
                                                                ---------------  ---------------
      Total current assets ..................................    1,082,370,000    1,066,413,000
                                                                ---------------  ---------------
Property, Plant and Equipment, at cost:
    Land and land improvements ..............................       31,425,000       27,827,000
    Buildings and leasehold improvements ....................      320,991,000      299,090,000
    Machinery and equipment .................................    1,105,505,000      987,561,000
    Construction in progress ................................       41,827,000       69,345,000
                                                                ---------------  ---------------
                                                                 1,499,748,000    1,383,823,000
    Less-Accumulated depreciation and amortization ..........      783,320,000      759,444,000
                                                                ---------------  ---------------
                                                                   716,428,000      624,379,000
                                                                ---------------  ---------------
Goodwill, net of amortization ...............................      416,028,000      236,209,000
                                                                ---------------  ---------------
Investment in Joint Venture .................................       22,245,000       21,269,000
                                                                ---------------  ---------------
Other Assets ................................................       24,376,000       19,344,000
                                                                ---------------  ---------------
      Total Assets ..........................................   $2,261,447,000   $1,967,614,000
                                                                ===============  ===============

                              EXHIBIT 13 - PAGE 5

                                                                      1998             1997
                                                                ---------------  ---------------
Liabilities and Shareholders' Investment
Current Liabilities:
    Notes payable ...........................................   $         --     $       10,000
    Current maturities of long-term debt ....................            8,000        2,752,000
    Accounts payable ........................................      194,352,000      161,964,000
    Accrued liabilities .....................................      260,450,000      160,728,000
                                                                ---------------  ---------------
      Total current liabilities .............................      454,810,000      325,454,000
                                                                ---------------  ---------------
Long-Term Debt, less current maturities .....................      927,434,000      930,424,000
                                                                ---------------  ---------------
Deferred Income Taxes .......................................       65,768,000       61,689,000
                                                                ---------------  ---------------
Other Liabilities ...........................................       16,067,000       12,513,000
                                                                ---------------  ---------------

Commitments and Contingencies

Shareholders' Investment:
    Preferred stock, 250,000 shares authorized, no shares issued          --               --
    Common stock, no par, $1.11 stated value, authorized
    500,000,000 shares; issued and outstanding: 140,906,175 shares
    at January 2, 1999 and 131,118,065 shares at January 3, 1998   156,407,000      145,542,000
    Paid-in capital .........................................      195,452,000       54,745,000
    Cumulative translation adjustment .......................       (3,156,000)        (620,000)
    Retained earnings .......................................      448,665,000      437,867,000
                                                                ---------------  ---------------
      Total shareholders' investment ........................      797,368,000      637,534,000
                                                                ---------------  ---------------
      Total Liabilities and Shareholders' Investment ........   $2,261,447,000   $1,967,614,000
                                                                ===============  ===============

The accompanying notes are an integral part of these consolidated financial statements.

                              EXHIBIT 13 - PAGE 6

Consolidated Statements of Income
For Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                1998              1997              1996
                                                           ---------------   ---------------   ---------------
Net Sales .............................................    $3,542,202,000    $3,575,774,000    $3,201,554,000

Costs and Expenses:
    Cost of sales .....................................     2,642,453,000     2,680,472,000     2,485,068,000
    Selling, general and administrative ...............       620,878,000       722,590,000       541,338,000
    Charge to record loss on sale of residential retail
      operations, store closing costs and write-down
      of certain assets ...............................       132,303,000              --                --
    Pre-opening expenses ..............................              --           3,953,000        13,595,000
    Charge to record store closing costs ..............              --          36,787,000              --
    Write-down of U.K. assets .........................              --          47,952,000              --
    Nonrecurring charges ..............................              --                --          49,102,000
    Interest, net .....................................        62,553,000        60,769,000        42,442,000
    Loss on sale of equity securities .................        22,247,000              --                --
    Other expense (income), net .......................         4,676,000        (7,032,000)       (3,609,000)
                                                           ---------------   ---------------   ---------------
Income Before Income Taxes ............................        57,092,000        30,283,000        73,618,000
Provision for Income Taxes ............................        38,407,000         5,586,000        43,463,000
                                                           ---------------   ---------------   ---------------
Income Before Equity in Income of Joint Venture .......        18,685,000        24,697,000        30,155,000
Equity in Income of Joint Venture .....................         1,947,000         4,262,000         3,868,000
                                                           ---------------   ---------------   ---------------
Net Income ............................................    $   20,632,000    $   28,959,000    $   34,023,000
                                                           ===============   ===============   ===============

Earnings Per Common Share (Basic and Diluted) .........    $         0.16    $         0.22    $         0.25
                                                           ===============   ===============   ===============
Weighted Average Shares Outstanding:
    Basic .............................................       128,031,290       133,523,380       135,731,360
    Diluted ...........................................       129,915,178       133,714,496       135,915,308


The accompanying notes are an integral part of these consolidated financial statements.

                              EXHIBIT 13 - PAGE 7

Consolidated Statements of Shareholders' Investment
For Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                                                   Accumulated
                                                                                                      Other
                                                                                                  Comprehensive
                                                                                                    Income --
                                                                                                    Cumulative
                                                             Common Stock             Paid-In       Translation      Retained
                                                        Shares          Amount        Capital        Adjustment      Earnings
                                                     -------------  --------------  --------------  ------------  --------------
 Balance, December 30, 1995 .....................     135,956,602   $ 150,913,000   $ 101,718,000   $ 1,895,000   $ 455,663,000
       Comprehensive Income:
       Net income ...............................            --              --              --            --        34,023,000
       Cumulative translation
   adjustment ...................................            --              --              --       1,163,000            --
       Issuance of stock in
   acquisitions .................................       4,379,646       4,862,000      49,207,000          --              --
       Purchase and retirement
   of common stock ..............................      (7,676,800)     (8,521,000)    (79,275,000)         --              --
       Exercise of stock options ................         113,100         125,000         685,000          --              --
   Cash dividends paid
       ($.30 per share) .........................            --              --              --            --       (40,747,000)
                                                     -------------  --------------  --------------  ------------  --------------
 Balance, December 28, 1996 .....................     132,772,548     147,379,000      72,335,000     3,058,000     448,939,000
       Comprehensive Income:
       Net income ...............................            --              --              --            --        28,959,000
       Cumulative translation
   adjustment ...................................            --              --              --      (3,678,000)           --
       Issuance of stock in
   acquisitions .................................       2,112,517       2,344,000      23,336,000          --              --
       Issuance of stock to
   directors ....................................           7,000           8,000          83,000          --              --
       Purchase and retirement
   of common stock ..............................      (3,820,000)     (4,240,000)    (41,822,000)         --              --
       Exercise of stock options ................          46,000          51,000         504,000          --              --
       Tax benefit on disposition
   of stock options .............................            --              --           309,000          --              --
   Cash dividends paid
       ($.30 per share) .........................            --              --              --            --       (40,031,000)
                                                     -------------  --------------  --------------  ------------  --------------
 Balance, January 3, 1998 .......................     131,118,065     145,542,000      54,745,000      (620,000)    437,867,000
       Comprehensive Income:
       Net income ...............................            --              --              --            --        20,632,000
       Cumulative translation
   adjustment ...................................            --              --              --      (2,536,000)           --
       Issuance of stock in
   acquisitions .................................      20,343,246      22,581,000     269,950,000          --              --
       Issuance of stock to
   directors ....................................           5,800           6,000          86,000          --              --
       Purchase of common stock .................     (13,102,661)    (14,544,000)   (162,032,000)         --              --
       Exercise of stock options ................       2,541,725       2,822,000      29,260,000          --              --
       Tax benefit on disposition
       of stock options .........................            --              --         3,443,000          --              --
   Cash dividends paid
       ($.075 per share) ........................            --              --              --            --        (9,834,000)
                                                     -------------  --------------  --------------  ------------  --------------
Balance, January 2, 1999 ........................     140,906,175   $ 156,407,000   $ 195,452,000   $(3,156,000)  $ 448,665,000
                                                     =============  ==============  ==============  ============  ==============

The accompanying notes are an integral part of these consolidated financial statements.

                              EXHIBIT 13 - PAGE 8

Consolidated Statements of Cash Flow
For Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                         1998             1997             1996
                                                                  ----------------   --------------   --------------
 Operating Activities:
    Net Income ................................................   $    20,632,000    $  28,959,000    $  34,023,000
                                                                  ----------------   --------------   --------------
    Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
      Depreciation and amortization ...........................        80,598,000       94,954,000       90,906,000
      Provision for doubtful accounts .........................         5,817,000        9,318,000       10,777,000
      Deferred income taxes ...................................        (4,190,000)      (1,841,000)      12,120,000
      Charge to record loss on sale of residential
        retail operations, store closing costs and
        write-down of certain assets ..........................       132,303,000             --               --
      Charge to record store closing costs ....................              --         36,787,000             --
      Write-down of U.K. assets ...............................              --         47,952,000             --
      Nonrecurring charges ....................................              --               --         49,102,000
      Changes in  operating  assets and  liabilities,
       net of  acquisitions  and dispositions:
          Accounts receivable .................................       154,911,000       35,166,000        1,937,000
          Inventories .........................................       (56,444,000)      39,111,000        2,250,000
          Other current assets ................................        30,720,000      (30,740,000)     (35,754,000)
          Accounts payable ....................................        (1,349,000)     (60,360,000)      22,427,000
          Accrued liabilities .................................         8,810,000      (35,371,000)     (16,703,000)
          Other, net ..........................................         6,223,000      (24,657,000)      (4,806,000)
                                                                  ----------------   --------------   --------------
            Total Adjustments .................................       357,399,000      110,319,000      132,256,000
                                                                  ----------------   --------------   --------------
          Net Cash Provided by Operating Activities ...........       378,031,000      139,278,000      166,279,000
                                                                  ----------------   --------------   --------------
Investing Activities:
    Additions to property, plant and equipment ................       (76,033,000)    (109,883,000)    (109,454,000)
    Retirements of property, plant and equipment, net .........         8,745,000       31,882,000        2,606,000
    Acquisitions of business assets ...........................       (35,981,000)     (28,727,000)     (70,214,000)
    Disposal of U.K. assets ...................................       (16,566,000)            --               --
    Sale of residential retail operations .....................        16,212,000             --               --
    Other .....................................................           917,000             --               --
                                                                  ----------------   --------------   --------------
          Net Cash Used in Investing Activities ...............      (102,706,000)    (106,728,000)    (177,062,000)
                                                                  ----------------   --------------   --------------
Financing Activities:
    Borrowings under revolving credit agreements ..............     1,066,930,000      330,000,000      155,000,000
    Repayment of revolving credit agreements ..................    (1,225,835,000)    (220,702,000)     (75,000,000)
    Borrowings on other long-term debt ........................         3,449,000             --         76,644,000
    Repayment of long-term debt ...............................              --        (22,937,000)            --
    Net payments on short-term debt ...........................              --        (39,383,000)            --
    Purchase and retirement of common stock ...................      (176,576,000)     (46,062,000)     (87,796,000)
    Payment of cash dividends .................................        (9,834,000)     (40,031,000)     (40,747,000)
    Proceeds from exercise of stock options ...................        35,525,000          555,000          810,000
                                                                  ----------------   --------------   --------------
          Net Cash (Used in) Provided by
          Financing Activities ................................      (306,341,000)     (38,560,000)      28,911,000
                                                                  ----------------   --------------   --------------
Cash and Cash Equivalents:
    Net change ................................................       (31,016,000)      (6,010,000)      18,128,000
    Beginning of period .......................................        43,571,000       49,581,000       31,453,000
                                                                  ----------------   --------------   --------------
    End of period .............................................   $    12,555,000    $  43,571,000    $  49,581,000
                                                                  ================   ==============   ==============
Supplemental Disclosures of Cash Flow Information:
    Cash paid (received) during the year for-
      Interest ................................................   $    64,750,000    $  66,223,000    $  39,997,000
      Income taxes ............................................   $   (42,046,000)   $  51,619,000    $  63,696,000
    Noncash capital lease obligations .........................   $          --      $        --      $   1,540,000
    Acquisition of business assets by assuming liabilities ....   $   344,111,000    $  40,328,000    $ 121,670,000


The accompanying notes are an integral part of these consolidated financial statements.

                              EXHIBIT 13 - PAGE 9

Notes to Consolidated  Financial Statements
January 2, 1999, January 3, 1998 and December 28, 1996

Note 1 Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Shaw Industries, Inc. and subsidiaries (the "company"). All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Business

The company manufactures and distributes carpet in a broad range of prices, patterns, colors and textures for residential and commercial use. The company markets its products primarily through wholesale distribution channels to floor covering retailers, distributors and contractors throughout the United States, Canada, Australia and Mexico and through commercial contract distribution channels to various residential and commercial retailers in the United States. The company also provides installation and project management services through its commercial contract distribution channels and offers laminate flooring and ceramic tile products.

Fiscal Period

The company's fiscal year-end is the Saturday closest to December 31. Fiscal 1998 consisted of 52 weeks, fiscal 1997 consisted of 53 weeks and fiscal 1996 consisted of 52 weeks.

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

Accounts Receivable

In September 1998, the company entered into agreements pursuant to which it sold a percentage ownership interest in a defined pool of the company's trade receivables to a securitization conduit. As collections reduce accounts receivable included in the pool, the company sells participating interests in new receivables to the conduit to bring the amount in the pool up to the maximum permitted by the agreements. The receivables are sold to the conduit at a discount which reflects, among other things, the conduit's financing costs of issuing its own commercial paper backed by these accounts receivable and accounts receivable sold by other participating entities. The agreement expires September 1, 1999, but may be extended for additional one-year terms. On
September 4, 1998, the company received $198,971,000 of proceeds from the initial sale of such receivables, which proceeds were used to reduce outstanding borrowings under its domestic revolving credit facility and were reflected as a reduction of receivables in the consolidated balance sheet and as an operating activity in the consolidated statement of cash flow. As of January 2, 1999, the company had approximately $198,169,000 of accounts receivable sold and outstanding under this program.

Inventories

Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The company uses the last-in, first-out (LIFO) method of valuing certain of its domestic inventories to more properly match current costs against current revenues, thereby reducing the effects of price changes on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $23,556,000 and $11,707,000 lower than those reported at January 2, 1999 and January 3, 1998, respectively. Although current replacement cost for inventories was less than LIFO carrying value at January 2, 1999, the company's management believes that the carrying value will be recovered through profit margins on future sales. The company's foreign and certain of its finished goods inventories, representing approximately 10 percent and 28 percent of total inventories, are valued at the lower of first-in, first-out (FIFO) cost or market at January 2, 1999 and January 3, 1998, respectively.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost or estimated fair value at date of acquisition. Renewals and betterments are capitalized; maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts, and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets, 15 to 39 years for buildings and 5 to 14 years for machinery and equipment. Leasehold improvements are amortized over the terms of the related leases.

                              EXHIBIT 13 - PAGE 10

January 2, 1999, January 3, 1998 and December 28, 1996

Goodwill

Costs in excess of the fair value of net assets of businesses acquired are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years for acquisitions of domestic and foreign manufacturing operations and 20 years for acquisitions of commercial operations. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable could be reduced in the near term if changes occur in anticipated conditions. Accumulated amortization was $23,271,000, $17,858,000 and $11,485,000 at January 2, 1999, January 3, 1998 and December 28, 1996, respectively.

Accrued Liabilities

Accrued   liabilities   include   $32,877,000   and   $33,597,000  for  workers'
compensation claims and $31,652,000 and $25,446,000 for returns and allowances at January 2, 1999 and January 3, 1998, respectively.

Employee Benefits

The company's Retirement Savings Plan provides, among other things, for voluntary contributions by domestic employees not to exceed 15 percent of their gross salaries and wages. The company provides matching contributions of 25 to 50 percent based on the employee's contribution percentage. At January 2, 1999, $14,359,000, or 4.3 percent, of the Plan's assets consisted of shares of the company's common stock as elected by plan participants. During 1998, 1997 and 1996, the company contributed $12,359,000, $11,987,000 and $9,960,000, respectively, under the plan.

The company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for certain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1998, 1997 and 1996, the company provided $1,743,000, $1,546,000, and $2,008,000, respectively, under the plan. The actuarial present value of obligations of the plan have been recorded as other liabilities in the accompanying consolidated balance sheets.

Earnings Per Share

The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE, effective January 3, 1998. Earnings per share have been computed based upon the weighted average shares and dilutive potential common shares outstanding during the year. All prior period earnings per share amounts have been restated to comply with SFAS No. 128.

Derivative Financial Instruments

The company uses interest rate swap agreements to fix interest rates on current and anticipated borrowings to reduce exposure to interest rate fluctuations. Under existing accounting literature, these interest rate swaps are accounted for as hedging activities. The net cash paid or received on interest rate hedges is included in interest expense. The company may also employ foreign currency forward exchange contracts when they are determined to effectively manage and reduce foreign currency exchange rate fluctuation risk. The company does not enter into financial derivatives for trading purposes. In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective, and the company expects to adopt this new standard, in the company's first quarter of fiscal 2000. The company's management has not determined the impact this statement will have on the financial statements.

Segment and Enterprise-Wide Information

Effective in 1998, the company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 supersedes SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 9).

Comprehensive Income

Effective January 4, 1998, the company adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which requires additional disclosure of amounts comprising comprehensive income. The company has other comprehensive income in the form of cumulative translation adjustments which resulted in total comprehensive income of $18,096,000, $25,281,000 and $35,186,000 for 1998, 1997 and 1996,
respectively.

                              EXHIBIT 13 - PAGE 11

Note 2 Long-Term Debt

Long-term debt presented in the accompanying consolidated balance sheets at January 2, 1999 and January 3, 1998 consisted of the following (000s omitted):


                                                                                      1998         1997
                                                                                    ----------   ----------
Revolving credit facility, United States, at LIBOR-based rate, due in fiscal 2003   $ 844,000    $ 774,000
Revolving loan facility, Australia, at LIBOR-based rate, due in fiscal 2000 .....      47,057       46,207
Revolving multi-currency credit facility, United Kingdom, at LIBOR-based rate ...        --         80,033
Term loans and other ............................................................      35,277       25,281
Capitalized leases ..............................................................       1,108        7,655
                                                                                    ----------   ----------
                                                                                      927,442      933,176
Less:  current maturities .......................................................          (8)      (2,752)
                                                                                    ----------   ----------
                                                                                    $ 927,434    $ 930,424
                                                                                    ==========   ==========

In March 1998, the company replaced the $900 million domestic revolving credit facility with a facility which provides for borrowings of up to $1.0 billion. Borrowings bear interest at variable rates equal to the London Interbank Offered Rate (LIBOR) plus margins ranging from 0.22 percent to 0.75 percent, depending on the company's consolidated funded debt to earnings ratio, as defined. The LIBOR-based rate at January 2, 1999 was 5.70 percent. Fees associated with the domestic revolving credit agreement include a facility fee on the committed amount ranging from 0.10 percent to 0.25 percent. The LIBOR-based variable interest rates on a total of $557,813,000 of amounts outstanding under the company's revolving credit facilities have been fixed through various dates through March 2003 at a weighted average rate of 6.14 percent using interest rate swap agreements. The counterparty to certain of these interest rate swap agreements has the right but not the obligation to terminate the related agreements on various dates beginning February 2000. To provide further financing capacity, in October 1998, the company entered into a 364-day $150 million senior unsecured revolving credit facility.

The domestic revolving credit facilities contain covenants which, among other provisions, (i) limit the company's ability to incur indebtedness or assume liens, (ii) limit the amount of restricted payments, as defined, (iii) limit new indebtedness and lease obligations, and (iv) require the company to satisfy certain ratios related to net worth, debt-to-cash flow and interest coverage. The foreign revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At January 2, 1999, the company was in compliance with the terms of these agreements.

The aggregate annual maturities of long-term debt, including capitalized lease obligations, as of January 2, 1999 are as follows: 1999 - $8,000; 2000 - $52,791,000; 2001 - $5,970,000; 2002 - $5,722,000; 2003 - $849,724,000;
thereafter - $13,227,000. The company has guaranteed the $27,600,000 outstanding under the revolving credit facility held by its Mexican joint venture, which facility expires February 2001.

The following is presented with respect to the company's revolving credit facilities for 1998 and 1997 (000s omitted):

Revolving Credit:                                    1998               1997
                                                  -----------        -----------
Available at year-end ..................          $1,207,465         $1,132,850
Unused at year-end .....................             311,028            232,610
                                                  -----------        -----------

                              EXHIBIT 13 - PAGE 12

January 2, 1999, January 3, 1998 and December 28, 1996

Note 3 Shareholders' Investment

Under the company's 1987 and 1992 Incentive Stock Option Plans, 8 million and 6 million shares of common stock, respectively, are reserved for issuance at a price not less than the market value on the date granted. These options are exercisable over five to ten years. Options granted under the 1987 and 1992 Incentive Stock Option Plans are qualified incentive stock options under the regulations of the Federal internal revenue code ("IRC"). Under the company's 1997 Stock Incentive Plan, 5 million shares of common stock are reserved for issuance at a price not less than market value on the date granted. Options granted under the 1997 Stock Incentive Plan are exercisable over 3 to 10 years or over such accelerated periods as the Board of Directors shall determine. The 1997 Stock Incentive Plan provides for the granting of qualified incentive stock options and non-qualified stock options under IRC regulations. The 1997 Stock Incentive Plan also provides for stock appreciation rights and other stock-related incentives, although none have been granted as of January 2, 1999.

The following is a summary of stock option information for the 1987, 1992 and 1997 Stock Option Plans:

                                                        1998                1997
                                                  -----------------   -----------------
Options outstanding, beginning of year .........      8,053,500           5,465,200
Options granted ................................      2,816,859           2,930,300
Options exercised ..............................     (2,541,725)            (46,000)
Options canceled ...............................       (527,050)           (296,000)
Options outstanding, end of year ...............      7,801,584           8,053,500
Option price range per share ...................  $10.625 - $17.02    $10.625 - $17.02
Options exercisable, end of year ...............      3,245,615           4,543,900
Options available for grant ....................      3,218,891           5,508,700
                                                  -----------------   -----------------

The company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, under which no compensation was recognized in 1998, 1997, and 1996 for its stock option plans. The company applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, as required for disclosure purposes. For SFAS No. 123 purposes, the fair value of each stock option grant for 1998, 1997 and 1996 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.61 percent, 6.04 percent and
6.64 percent; dividend yields of 0.60 percent, 2.70 percent and 2.29 percent; expected volatilities of 35 percent, 34 percent and 35 percent; and expected life of 5 years for all years. Using these assumptions, the fair value of the stock option grants for 1998, 1997 and 1996 was $15.0 million, or $5.36 per option granted; $9.3 million, or $3.63 per option granted; and $8.9 million, or $4.82 per option granted, respectively. Had compensation cost been determined under SFAS No. 123 utilizing the assumptions detailed above, the company's net income and net income per common share would have been reduced to the following pro forma amounts:

                                             1998           1997           1996
                                        -----------   ------------   -----------
Net income (in thousands):
    As reported ...................     $   20,632    $    28,959    $   34,023
    Pro forma .....................         14,769         23,382        30,080
Net income per common share:
    As reported ...................     $      .16    $       .22    $      .25
    Pro forma .....................            .12            .18           .22
                                        -----------   ------------   -----------

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

The company's board of directors approved a stock repurchase plan in 1996 whereby the company's management is authorized to repurchase shares of the company's common stock. During the year ended January 2, 1999, a total of approximately 13,103,000
                              EXHIBIT 13 - PAGE 13
shares of the company's common stock were purchased at a cost of $176,576,000. Purchases in 1998 include approximately 10,622,000 shares purchased at a price of $12.50 per share from tendering shareholders in March 1998 under a "dutch auction" tender offer. During the year ended January 3, 1998, approximately 3,820,000 shares were purchased and retired at a cost of $46,062,000. In September 1998, the Board of Directors approved an additional 15,000,000 shares to be repurchased. At January 2, 1999, the company has authority to purchase up to 13,813,000 shares of the company's common stock under the stock repurchase plan.

In February 1998, the company paid a quarterly dividend and announced the discontinuation of cash dividends for the remainder of 1998. No dividends are expected to be declared in 1999.


Note 4 Income Taxes

The provision for income taxes consisted of the following (000s omitted):

                                                1998         1997        1996
                                             ---------    ----------   ---------
Current:
    Federal .............................    $ 36,345     $ (8,568)    $ 51,429
    State ...............................       3,709       (1,918)       7,824
                                             ---------    ----------   ---------
                                               40,054      (10,486)      59,253
Foreign operating loss carryforwards ....         (53)      17,860       (8,268)
Deferred ................................      (1,594)      (1,788)      (7,522)
                                             ---------    ----------   ---------
                                             $ 38,407     $  5,586     $ 43,463
                                             =========    ==========   =========


The differences between the Federal statutory income tax rate and the Company's effective income tax rate were as follows:

                                                                1998    1997    1996
                                                               ------- ------- -------
Federal statutory rate ....................................     35.0%   35.0%   35.0%
State income taxes, net of federal tax benefit ............      4.6     4.9     4.6
Abandonment of stock of U.K. subsidiary ...................      --    (28.1)    --
Nondeductible goodwill ....................................     25.9     7.2    13.2
Difference in foreign tax rates versus U.S. statutory rates      1.5     1.0     5.2
Other, net ................................................       .3    (1.6)    1.0
                                                               ------- ------- -------
                                                                67.3%   18.4%   59.0%
                                                               ======= ======= =======


Components of the net deferred income tax liability at January 2, 1999 and January 3, 1998 are shown below (000s omitted):

                                                                    1998        1997
                                                                 ---------   ---------
Deferred income tax assets:
    Accrued advertising expenses not currently deductible ....   $  1,710    $  2,705
    Reserve for cash discounts and bad debts .................      9,602       5,793
    Employee benefit accruals not currently deductible .......     25,447      21,455
    Reserve for returns and allowances .......................     12,150       9,976
    Foreign net operating loss carryforwards .................      1,751       4,938
    Reorganization provision .................................      8,193       7,180
    Other ....................................................      2,736       2,885
                                                                 ---------   ---------
                                                                   61,589      54,932
                                                                 ---------   ---------
Deferred income tax liabilities:
    Book basis of inventory over tax basis ...................    (12,382)    (13,896)
    Sample costs .............................................       (341)     (1,884)
    Book basis of property, plant and equipment over tax basis    (72,086)    (58,619)
    Other ....................................................       --        (2,214)
                                                                 ---------   ---------
                                                                  (84,809)    (76,613)
                                                                 ---------   ---------
                                                                 $(23,220)   $(21,681)
                                                                 =========   =========

                              EXHIBIT 13 - PAGE 14

January 2, 1999, January 3, 1998 and December 28, 1996

As a result of recording the loss on sale of equity securities related to the sale of The Maxim Group, Inc. common stock (Note 8), the company generated a capital loss which was recorded as an income tax benefit of $8,877,000. The realization of the capital loss is dependent upon the company's ability to generate sufficient taxable capital gains prior to the expiration of the capital loss carryforward in 2003. Income tax carryforwards of $17,860,000 were reversed at January 3, 1998 related to the abandonment of the stock of Carpets International, Plc in the United Kingdom and income tax carryforwards of $3,185,000 and $1,693,000 were utilized in 1998 and 1997, respectively. Although realization is not assured, management believes it is more likely than not that all of the remaining deferred tax asset is realizable; however, it could be reduced in the near term if estimates of future taxable income decrease.


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

In December 1995, the company learned that it was one of six carpet companies named as additional defendants in a pending antitrust suit filed in the United States District Court of Rome, Georgia. The amended complaint alleges price-fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. The company has filed an answer to the complaint that denies plaintiffs' allegations and sets forth several defenses. In September 1997, the Court issued an order certifying a nationwide plaintiff class of persons and entities who purchased "mass production" polypropylene carpet directly from any of the defendants from June 1, 1991 through June 30, 1995, excluding, among others, any persons or entities whose only purchases were from any of the company's retail establishments. Discovery began in November 1997 and is continuing. The company is also a party to two consolidated lawsuits pending in the Superior Court of the State of California, City and County of San Francisco, both of which were brought on behalf of a purported class of indirect purchasers of carpet in the State of California and which seek damages for alleged violations of California antitrust and fair competition laws. The company believes that it has meritorious defenses to plaintiffs' claims in the lawsuits described in this paragraph and intends to defend these actions vigorously. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect upon the company.

On October 3, 1998, the company learned that it was one of five defendants in a pending antitrust suit filed in the United States District Court in Rome, Georgia. The complaint alleges price fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. The company has filed an answer to the complaint. The company believes it has meritorious defenses to plaintiffs' claims in the lawsuit described in this paragraph and intends to defend itself vigorously. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect on the company.

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

The company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $39,080,000 at January 2, 1999 and $55,734,000 at January 3, 1998. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was
$37,770,000   and   $49,760,000   at  January  2,  1999  and  January  3,  1998,
respectively. The related obligations are included in long-term debt (Note 2). The company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.

                              EXHIBIT 13 - PAGE 15

At January 2, 1999, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):

                                        Capital        Operating    Total Future
                                        Leases          Leases        Payments
                                       ---------       ---------    ------------

1999                                   $    875        $ 30,106        $ 30,981
2000                                        410          26,376          26,786
2001                                         82          19,483          19,565
2002                                         47          10,688          10,735
2003                                        --            6,187           6,187
2004 and thereafter                         --            8,649           8,649
                                       ---------       ---------    ------------
Total Payments                         $  1,414        $101,489        $102,903
                                                       ---------    ------------
 Less: amount representing interest          75
                                       ---------
 Present value of capitalized lease
    payments with a weighted average
    interest rate of 5.6%              $  1,339
                                       =========

Rental  payments  under   noncancelable   operating  leases  were   $36,351,000,
$74,718,000 and $44,667,000 in 1998, 1997 and 1996, respectively.

At January 2, 1999, the company had commitments to purchase certain capital assets of approximately $29,900,000.

Note 6 Earnings Per Share

Net income amounts presented in the accompanying consolidated statements of income represent amounts available or related to shareholders. The following table reconciles the denominator of the basic and diluted earnings per share computations:

                                                         1998          1997          1996
                                                      ------------  ------------  ------------
Weighted average common shares ....................   128,031,290   133,523,380   135,731,360
Dilutive incremental shares from assumed
    conversions of options under stock option plans     1,883,888       191,116       183,948
                                                      ------------  ------------  ------------
Weighted average common shares and
    dilutive potential common shares ..............   129,915,178   133,714,496   135,915,308
                                                      ============  ============  ============

Note 7 Derivative Financial Instruments and Fair Value of Financial Instruments

The company has entered into interest rate swap agreements with a total notional amount of $557,813,000 to fix the interest rate paid on portions of its revolving credit facilities. The weighted average fixed interest rate paid on the interest rate swap agreements was 5.5 percent while the floating rate received in 1998 averaged 5.4 percent.

The carrying amount and fair value of the company's financial instruments are as follows (000s omitted):

                                       January 2, 1999       January 3, 1998
                                     --------------------  --------------------
                                      Carrying    Fair      Carrying    Fair
                                       Amount     Value      Amount     Value
                                     ---------  ---------  ---------  ---------
Liabilities:
  Revolving credit agreements ....   $891,057   $891,057   $900,240   $900,240
  Other obligations ..............     36,385     36,385     32,936     32,936
  Interest rate swap agreements ..      1,972      8,611       --        2,207


The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Revolving Credit Facilities

The carrying values of the revolving credit facilities approximate their fair values due to the floating market interest rates charged on those facilities.

                              EXHIBIT 13 - PAGE 16

January 2, 1999, January 3, 1998 and December 28, 1996

Other Obligations

The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at January 2, 1999 and January 3, 1998.

Interest Rate Swap Agreements

The fair values of the interest rate swap agreements were estimated by obtaining quotes from brokers.

Note 8 Acquisition, Sale and Disposal, and Nonrecurring Charges

Disposal of Carpets International, Plc

On April 3, 1998, the company completed the disposition of Carpets International, Plc, the company's wholly-owned U.K. subsidiary, which resulted in a removal of certain assets, net of liabilities, of $16.6 million. The disposal resulted in a charge to earnings of $47,952,000 ($20,300,000, net of tax benefit) which was recorded in the fourth quarter of the year ended January 3, 1998.

Nonrecurring Charges

During 1996, the company recorded nonrecurring charges totaling $65,217,000 ($50,691,000, net of tax benefit) related to its U.K. and Australian operations. The charges include $16,115,000 of inventory markdowns which have been recorded in cost of sales.

Charge to Record Store Closing Costs

In December 1997, the company announced a plan to close approximately 100 residential retail stores which resulted in a charge to operations of $36,349,000 ($22,817,000, net of tax benefit) consisting primarily of reductions in the carrying value of long-lived assets of approximately $13,430,000 and reserves for exit costs and employee termination benefits of approximately $17,440,000 and $5,479,000, respectively. Prior to this charge, the company recorded store closing costs of $438,000 ($263,000, net of tax benefit). At January 2, 1999, the reserve for remaining exit costs was $4,094,000.

Charge to Record Sale of Residential Retail Operations, Store Closing Costs and Write-down of Certain Assets

On August 9, 1998, the company sold substantially all of its remaining residential retail operations to The Maxim Group, Inc. ("Maxim") in exchange for 3,150,000 shares of Maxim stock, $25,000,000 cash and a one-year note in the principal amount of approximately $18,000,000, subject to adjustment. Stores not sold were closed. The company incurred a charge to record the loss on the sale of the residential retail operations, store closing costs and write-down of certain assets of $132,303,000 ($92,660,000, net of tax benefit) related to exiting its residential retail operations. Included in the charge were reserves for exit costs, primarily lease termination fees, and employee termination benefits of approximately $15,334,000 and $4,706,000, respectively. As of January 2, 1999, exit cost reserves and employee termination benefit reserves were $11,815,000 and $400,000, respectively.

Acquisition of Queen Carpet Corporation

On October 6, 1998, the company completed its merger with Queen Carpet Corporation ("Queen") for approximately $579,135,000 consisting of approximately 19,444,000 shares of common stock of the company, 3,150,000 shares of Maxim stock, cash of $35,981,000 and assumed debt of approximately $216,000,000. As a result of the sale of the 3,150,000 shares of Maxim stock during the fourth quarter ended January 2, 1999, the company recorded a loss on the sale of equity securities of $22,247,000 ($13,370,000, net of tax benefit).

The acquisition has been accounted for as a purchase transaction, and, accordingly, the results of operations of Queen have been included in the accompanying consolidated financial statements since October 7, 1998. The purchase price has been allocated to assets and liabilities based on their estimated fair value at the date of acquisition. The excess of the consideration paid over the estimated fair value at the date of acquisition, currently estimated at $318,600,000, has been recorded as goodwill and is being amortized on the straight-line basis over 40 years. The following table summarizes on an unaudited pro forma basis, the consolidated results of operations as though Queen had been acquired on December 29, 1996 (000s except per share data):

                                                           Year Ended
                                                   January 2,       January 3,
                                                     1999             1998
                                                           (Unaudited)
                                                   -----------      -----------
  Net Sales ................................       $4,163,433       $4,291,140
  Net Income ...............................           47,822           46,333
  Earnings per common share -
    Basic and Diluted ......................             0.33             0.30
                              EXHIBIT 13 - PAGE 17

Note 9 Segment and Enterprise-Wide Information

Effective for the year ended January 2, 1999, the company adopted SFAS No. 131. The prior years' segment information has been restated to present the company's two reportable segments: wholesale manufacturing and residential retail.

The accounting  policies of the segments are the same as those described in Note
1. Segment data include intersegment revenues as well as revenues generated among marketing units.

The company is organized primarily on the basis of products produced and sold which are distinguished by approximately 30 marketing units. Wholesale marketing units which relate to internally manufactured carpet and related products have been aggregated into the "wholesale manufacturing" segment. Marketing units which primarily sell residential retail floor covering products have been aggregated into the "residential retail" segment.

The company evaluates the performance of its segments and allocates resources to them on the basis of sales, gross margin and "net divisional contribution" which consists of gross margin less selling expense. While allocations of various manufacturing costs such as depreciation are made to the marketing units, long-lived assets and administrative costs are not allocated.

The table below presents information about reported segments for 1998, 1997 and 1996 (000s omitted):

               Wholesale      Residential
              Manufacturing      Retail     Intercompany    Consolidated
               Operations      Operations   Eliminations     Operations
               -----------    -----------    -----------    ------------
Net Sales
      1998     $3,419,538     $  341,769     $ (219,105)     $3,542,202
      1997      3,170,158        638,662       (233,046)      3,575,774
      1996      2,913,467        351,790        (63,703)      3,201,554

Gross Margin
      1998     $  772,097     $  128,273     $     (621)     $  899,749
      1997        655,290        243,385         (3,373)        895,302
      1996        575,535        140,951           --           716,486

Selling Expense
      1998     $  321,208     $  135,720     $     --        $  456,928
      1997        280,174        263,902         (1,014)        543,062
      1996        272,855        121,297           --           394,152

The following is sales and long-lived asset information by geographic area as of and for 1998, 1997 and 1996 (000s omitted):

                          Sales                      Long-Lived Assets
                ---------------------------     ---------------------------
Year ended:        U.S.           Foreign          U.S.           Foreign
                -----------     -----------     -----------     -----------
1998            $3,371,757      $  170,445      $1,131,188      $   47,889
1997             3,248,014         327,760         832,087          69,114
1996             2,865,737         335,817         765,495         137,498

Foreign  sales  is  based  on the  country  in which  the  legal  subsidiary  is
domiciled.   Revenue  from  no  single  foreign  country  was  material  to  the consolidated sales of the company.

                              EXHIBIT 13 - PAGE 18

January 2, 1999, January 3, 1998 and December 28, 1996

Note 10 Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1998, 1997 and 1996 is as follows (000s except per share amounts):

1998 Quarters                       First     Second (1)    Third     Fourth (2)
                                  ----------  ----------  ----------  ----------
Net Sales .....................   $ 864,985   $ 873,149   $ 851,634   $ 952,434
Gross Margin ..................     218,871     238,682     209,192     233,004
Net Income (Loss) .............      19,505     (65,221)     39,617      26,731
Earnings Per Share-
  Basic and Diluted (3) .......        0.15       (0.54)       0.32        0.19

1997 Quarters                       First       Second      Third     Fourth (4)
                                  ----------  ----------  ----------  ----------
Net Sales .....................   $ 808,653   $ 915,232   $ 922,997   $ 928,892
Gross Margin ..................     200,090     236,992     236,235     221,985
Net Income (Loss) .............      10,748      25,231      25,335     (32,355)
Earnings Per Share-
 Basic and Diluted ............        0.08        0.19        0.19       (0.24)

1996 Quarters                     First (5)     Second      Third     Fourth (6)
                                  ----------  ----------  ----------  ----------
Net Sales .....................   $ 657,856   $ 785,957   $ 881,760   $ 875,981
Gross Margin ..................     129,920     171,965     208,158     206,443
Net Income (Loss) .............     (15,584)     28,099      24,179      (2,671)
Earnings Per Share-
 Basic and Diluted (7) ........       (0.11)       0.21        0.18       (0.02)

(1) Second quarter net income and per share amounts for 1998 include a charge to record the sale of residential retail operations, store closing costs, and write-down of certain assets of $92,660,000, or $.71 per share, net of tax benefit. The charge was previously reported as $98,203,000; however, in the fourth quarter, a reclassification of $5,543,000 was recorded reducing the charge and increasing operating expenses.

(2) The fourth quarter net income and per share amounts for 1998 include a loss on the sale of equity securities of $13,370,000, or $.09 per share, net of tax benefit.

(3) The sum of the 1998 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average numbers of shares outstanding used in the quarterly and annual computations.

(4) The fourth quarter net income and per share amounts for 1997 include store closing costs of $22,817,000, or $.17 per share, net of tax benefit, and a write-down of certain U.K. assets of $20,300,000, or $.15 per share, net of tax benefit.

(5) The first quarter net income and per share amounts for 1996 include nonrecurring charges of $26,519,000, or $.19 per share, net of tax benefit, for the reduction in the carrying value of certain goodwill and property, plant and equipment at the international operations and a provision for the disposal of certain other assets.

(6) The fourth quarter net income and per share amounts for 1996 included restructuring costs of $24,172,000 or $.18 per share, net of tax benefit, related to woolen and Axminister production in the United Kingdom.

(7) The sum of the 1996 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of shares outstanding used in the quarterly and annual computations.

                              EXHIBIT 13 - PAGE 19

Report of Independent Public Accountants




To the Shareholders of Shaw Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of January 2, 1999 and January 3, 1998 and the related consolidated statements of income, shareholders' investment, and cash flow for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of January 2, 1999 and January 3, 1998 and the results of their operations and their cash flow for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Atlanta, Georgia
February 19, 1999

                              EXHIBIT 13 - PAGE 20

Ten-Year Financial Review
(Dollars in 000s except share data)

                                                                       1998         1997         1996         1995         1994
                                                                   -----------------------------------------------------------------

Net Sales ........................................................ $  3,542,202 $  3,575,774 $  3,201,554 $  2,869,828 $  2,788,527
Cost of Sales ....................................................    2,642,453    2,680,472    2,485,068    2,319,894    2,187,439
Selling, General and Administrative Expenses .....................      620,878      722,590      541,338      393,868      366,189
Charge to Record Loss on Sale of Residential Retail Operations,
  Store Closing Costs and Write-down of Certain Assets ...........      132,303         --           --           --           --
Pre-opening Expenses, Retail Operations ..........................         --          3,953       13,595         --           --
Charge to Record Store Closing Costs .............................         --         36,787         --           --           --
Write-down of U.K. Assets ........................................         --         47,952         --           --           --
Nonrecurring Charges .............................................         --           --         49,102        6,967         --
Interest, Net ....................................................       62,553       60,769       42,442       41,901       30,022
Loss on Sale of Equity Securities ................................       22,247         --           --           --           --
Other Expense (Income), Net ......................................        4,676       (7,032)      (3,609)         443       (4,922)
Income Before Income Taxes, Equity in Income of Joint Venture,
  Extraordinary Item and Accounting Change .......................       57,092       30,283       73,618      106,755      209,799
    As a Percentage of Net Sales .................................          1.6%         0.8%         2.3%         3.7%         7.5%
Effective Income Tax Rate ........................................         67.3%        18.4%        59.0%        40.8%        37.9%
Income Before Equity in Income of Joint Venture,
    Extraordinary Item and Accounting Change .....................       18,685       24,697       30,155       63,152      130,389
Equity in Income of Joint Venture ................................        1,947        4,262        3,868        1,229         --
Extraordinary Item ...............................................         --           --           --           --         (3,363)
Accounting Change ................................................         --           --           --        (12,077)        --
Net Income .......................................................       20,632       28,959       34,023       52,304      127,026
    As a Percentage of Net Sales .................................          0.6%         0.8%         1.1%         1.8%         4.6%
    As a Percentage of Average Total Assets ......................          1.0%         1.5%         1.9%         3.1%         8.1%
    As a Percentage of Average Invested Capital ..................          1.3%         1.9%         2.4%         3.9%        10.7%
    As a Percentage of Average Shareholders' Investment ..........          2.9%         4.4%         4.9%         7.4%        17.7%
Earnings Per Share:
    Basic ........................................................         0.16         0.22         0.25         0.38         0.90
    Diluted ......................................................         0.16 (2)     0.22 (3)     0.25 (4)     0.38 (5)  0.89 (6)
Cash Dividends Per Share .........................................        0.075         0.30         0.30         0.30         0.22
Property Additions, Net (including acquisitions) .................      103,623      106,728      177,062       93,805      187,045
Depreciation and Amortization ....................................       80,598       94,954       90,906       91,083       84,898
Weighted Average Shares Outstanding:
    Basic ........................................................  128,031,290  133,523,380  135,731,360  135,872,432  141,431,607
    Diluted ......................................................  129,915,178  133,714,496  135,915,308  136,378,159  142,483,067
At Year-End:
    Working Capital ..............................................      627,560      740,959      670,344      641,445      617,338
    Current Ratio ................................................          2.4          3.3          2.6          3.5          3.0
    Property, Plant and Equipment, Net ...........................      716,428      624,379      655,141      631,990      656,178
    Total Assets .................................................    2,261,447    1,967,614    1,984,398    1,662,783    1,697,378
    Total Long-Term Debt .........................................      927,434      930,424      825,280      627,130      612,061
    Shareholders' Investment .....................................      797,368      637,534      671,711      710,189      713,025
    Total Invested Capital (1) ...................................    1,724,802    1,567,958    1,496,991    1,337,319    1,325,086
    Shareholders' Investment Per Share ........................... $       5.66 $       4.86 $       5.06 $       5.22 $       5.20


                              EXHIBIT 13 - PAGE 21

Ten-Year Financial Review (continued)
(Dollars in 000s except share data)

                                                                       1993         1992         1991         1990         1989
                                                                   -----------------------------------------------------------------

Net Sales ........................................................ $  2,476,282 $  2,035,962 $  1,618,923 $  1,658,771 $  1,266,142
Cost of Sales ....................................................    1,963,206    1,641,404    1,341,312    1,348,808    1,017,084
Selling, General and Administrative Expenses .....................      301,790      240,192      188,363      179,381      138,708
Charge to Record Loss on Sale of Residential Retail Operations,
  Store Closing Costs and Write-down of Certain Assets ...........         --           --           --           --           --
Pre-opening Expenses, Retail Operations ..........................         --           --           --           --           --
Charge to Record Store Closing Costs .............................         --           --           --           --           --
Write-down of U.K. Assets ........................................         --           --           --           --           --
Nonrecurring Charges .............................................         --           --           --           --           --
Interest, Net ....................................................       24,107       26,083       30,973       35,026       20,828
Loss on Sale of Equity Securities ................................         --           --           --           --           --
Other Expense (Income), Net ......................................       (2,530)         324          (74)        (483)        (640)
Income Before Income Taxes, Equity in Income of Joint Venture,
  Extraordinary Item and Accounting Change .......................      189,709      127,959       58,349       96,039       90,162
    As a Percentage of Net Sales .................................          7.7%         6.3%         3.6%         5.8%         7.1%
Effective Income Tax Rate ........................................         38.0%        38.5%        38.3%        38.0%        38.4%
Income Before Equity in Income of Joint Venture,
    Extraordinary Item and Accounting Change .....................      117,636       78,695       35,985       59,515       55,567
Equity in Income of Joint Venture ................................         --           --           --           --           --
Extraordinary Item ...............................................         --           --           --           --           --
Accounting Change ................................................         --           --           --           --           --
Net Income .......................................................      117,636       78,695       35,985       59,515       55,567
    As a Percentage of Net Sales .................................          4.8%         3.9%         2.2%         3.6%         4.4%
    As a Percentage of Average Total Assets ......................          8.8%         7.7%         4.5%         8.0%         9.4%
    As a Percentage of Average Invested Capital ..................         12.1%        10.5%         6.2%        11.1%        12.7%
    As a Percentage of Average Shareholders' Investment ..........         17.5%        16.1%        12.8%        29.1%        29.4%
Earnings Per Share:
    Basic ........................................................         0.82         0.61         0.32         0.51         0.46
    Diluted ......................................................         0.81         0.59         0.31         0.49         0.45
Cash Dividends Per Share .........................................         0.18         0.15        0.125        0.125         0.10
Property Additions, Net (including acquisitions) .................      174,635      191,830       48,230      116,739      144,308
Depreciation and Amortization ....................................       82,416       67,414       62,075       60,734       38,600
Weighted Average Shares Outstanding:
    Basic ........................................................  142,946,223  129,742,222  111,850,981  117,330,116  120,084,604
    Diluted ......................................................  144,922,741  132,422,292  115,260,162  120,616,219  122,533,553
At Year-End:
    Working Capital ..............................................      437,445      448,089      290,305      260,644      224,443
    Current Ratio ................................................          2.2          2.6          2.5          2.4          2.3
    Property, Plant and Equipment, Net ...........................      551,873      453,276      344,182      341,266      293,030
    Total Assets .................................................    1,454,266    1,223,439      816,874      790,935      690,202
    Total Long-Term Debt .........................................      317,914      281,742      235,424      376,499      292,763
    Shareholders' Investment .....................................      723,830      619,977      358,643      201,667      207,434
    Total Invested Capital (1) ...................................    1,041,744      901,719      594,067      578,166      500,197
    Shareholders' Investment Per Share ........................... $       5.04 $       4.38 $       2.89 $       1.87 $       1.73



NOTE: All share data have been adjusted for two-for-one stock splits effected in the form of stock dividends in December 1993, March 1992 and May 1989.

1. The sum of shareholders' investment and long-term debt.
2. $0.97 before nonrecurring items.
3. $0.51 before nonrecurring items.
4. $0.62 before nonrecurring items.
5. $0.50 before nonrecurring items.
6. $0.92 before nonrecurring items.

                              EXHIBIT 13 - PAGE 22

Stock Information
High and low stock prices and cash dividends paid by fiscal quarter

                     1998                 1997              1996                    Dividends Paid
             --------------------- ------------------ ----------------- ----------------------------------------
               High        Low       High      Low      High     Low       1998          1997          1996
             ---------- ---------- --------- -------- -------- -------- ------------  ------------  ------------
1st Quarter   15 3/4     10 15/16   14 1/8    11 7/8   14 7/8   10 3/4   7.50 cents    7.50 cents    7.50 cents
2nd Quarter   18 3/16    14 7/16    13        10 1/2   13 3/4   11 1/8      --         7.50 cents    7.50 cents
3rd Quarter   19 15/16   15 1/8     12 7/8    10 1/2   15 3/8   11 1/2      --         7.50 cents    7.50 cents
4th Quarter   24 1/4     12 1/16    13 7/16   10 7/8   13 3/8   11          --         7.50 cents    7.50 cents
                                                                        ------------ ------------- -------------
                                                                 Total   7.50 cents   30.00 cents   30.00 cents
                                                                        ------------ ------------- -------------


                              EXHIBIT 13 - PAGE 23