Form 10-K, Exhibit 13
period 2000-01-01
SHAW INDUSTRIES INC
filed 2000-03-31
CIK 89498

Management's Discussion and Analysis of
Financial Condition and Results of Operations


General

The company manufactures, markets and distributes a broad range of soft floor covering products primarily consisting of broadloom tufted carpet. The company also distributes hard surface floor covering products through its highly developed sales and distribution channels. The company operates in a business environment comprised of numerous small customers and several large retailers and buying groups. The company's customers in turn market floor covering and other products to retail and other wholesale residential and commercial end-users. The company experiences demand for its products primarily as a result of single and multi-family residential and commercial floor covering replacement; new commercial and multi-family residential construction; and, to a lesser extent, new single family residential construction. This demand is driven by such end-user factors as consumer spending on durable goods and general consumer confidence. The company's profitability is dependent upon its ability to efficiently manage its integrated manufacturing process to produce products meeting the style, color and quality demanded by its customers and to deliver those products in a timely manner. During 1999, demand for the company's domestic products improved substantially, sales prices increased and margins improved over that of 1998. The company's Australian sales volume also improved in 1999, although margins decreased slightly compared to 1998 on higher material costs.

In December 1999, the company closed a yarn processing facility and recorded a nonrecurring charge of $1.8 million ($1.1 million, net of tax benefit).

On October 6, 1998, the company completed its merger with Queen Carpet Corporation ("Queen") for $579.1 million, including 19.4 million shares of the company's common stock, 3.15 million shares of stock of The Maxim Group, Inc. ("Maxim"), now Flooring America, Inc., acquired in the sale of the company's residential retail operations, approximately $36 million of cash and approximately $216 million of assumed debt. Based on the fair values of assets and liabilities acquired, goodwill of $334.0 million has been recorded and is being amortized over 40 years. In connection with the disposition of 3.15 million shares of Maxim stock, the company realized a loss on the sale of equity securities of approximately $22.2 million ($13.4 million, net of tax benefit) as a result of a decrease in market value of the stock since its acquisition.

In August 1998, the company sold substantially all of its residential retail operations to Maxim and closed stores not sold. The company recorded nonrecurring charges for the loss on the sale of its residential retail operations, store closing costs, and the write-down of certain assets of $132.3 million ($92.7 million, net of tax benefit) resulting from exiting its residential retail business. In December 1999, the company recorded an additional charge for exiting the residential retail business of $4.1 million ($2.4 million, net of tax benefit).

In the first quarter of 1998, the company completed the disposal of its wholly-owned U.K. subsidiary, Carpets International, Plc. A related charge to reduce the carrying value of certain U.K. assets of $48.0 million ($20.3 million, net of tax benefit) was recorded in December 1997.

The company has experienced no material impact from Year 2000 compliance issues.
The  company  incurred   approximately   $3.0  million  to  perform   compliance
remediation. These costs were expensed as incurred.

Liquidity and Capital Resources

At January 1, 2000, the company had working capital of $582.0 million, a decrease of $45.6 million from working capital of $627.6 million at January 2, 1999. Cash and cash equivalents increased $21.4 million to $34.0 million at January 1, 2000 from $12.6 million at January 2, 1999. The company's operations generated cash flow of $393.8 million in 1999, principally from net income of $228.0 million adjusted for depreciation and amortization of $91.6 million, a decrease in accounts receivable of $35.0 million and an increase in accounts payable and accrued liabilities of $29.0 million. In 1998, cash generated from operating activities was $378.0 million primarily from net income of $20.6 million adjusted for depreciation and amortization of $80.6 million, a charge to record the loss on the sale of its residential retail operations, store closing costs and write-down of certain assets of $132.3 million, a decrease in accounts receivable of $154.9 million and a decrease in other assets of $30.7 million offset, in part, by an increase in inventories of $56.4 million.

                              EXHIBIT 13 -- PAGE 1

In 1999, the company's investing activities primarily included additions to property, plant and equipment, net of retirements, of $116.4 million compared principally to additions to property, plant and equipment, net of retirements, of $67.3 million and acquisitions of business assets of $36.0 million in 1998. Cash used in financing activities in 1999 of $257.1 million included net payments on long-term borrowings of $99.3 million, the purchase and retirement of common stock of $158.5 million and cash dividends of $13.6 million, offset, in part, by proceeds from the exercise of stock options of $14.4 million. Cash used in financing activities in 1998 of $306.3 million principally included net payments on long-term borrowings of $155.5 million, the purchase of common stock of $176.6 million and the payment of cash dividends of $9.8 million, offset in part by proceeds from the exercise of stock options of $35.5 million.

During 1998, the company implemented EVARegistration Mark ("EVA" is a registered trademark of Stern, Stewart & Company), a financial measurement concept which emphasizes profitability, proper asset allocation, the cost of capital and the creation of shareholder wealth. Effective use of capital and the company's ability to generate cash flow from operations has enabled it to invest in technologies which reduce production costs, generate operating margins that exceed industry averages and pursue its strategy for increasing shareholder value. During 1999, the company produced a positive EVA of approximately $90.6 million which represents essentially the company's net operating income, net of tax, in excess of a charge for the cost of capital utilized in the company's business. Capital expenditures for property, plant and equipment, net of retirements, necessary to maintain the company's facilities in a modern state-of-the-art condition, expand production capacity and increase efficiency were $116.4 million for 1999. Management anticipates total capital expenditures and capitalized lease obligations of approximately $120 to $140 million for 2000 to expand and upgrade its manufacturing and distribution equipment to meet anticipated increases in sales volume and to improve efficiency.

The company's primary source of financing is an unsecured revolving credit facility with a banking syndicate. The facility provides for borrowings of up to $1.0 billion and expires in March 2003. The interest rate on borrowings under this facility is currently based on LIBOR and was approximately 6.2 percent, including applicable margins, at January 1, 2000. Borrowings outstanding under this credit facility at January 1, 2000 were $763 million. To provide further financing capacity, in November 1999, the company entered into a 364-day $200 million senior unsecured revolving credit facility which remained unutilized and available at January 1, 2000. In addition, the company maintains a revolving credit facility in Australia of $59.0 million with $24.8 million outstanding and $34.2 million available at January 1, 2000.

The company maintains a receivables securitization program established on September 3, 1998 and expanded in the second quarter of 1999 under which the company sells a percentage ownership interest in a defined pool of its trade receivables to a securitization conduit. The company used the proceeds from the receivables securitization to reduce outstanding borrowings under its domestic revolving credit facility. The receivables securitization program expires August 30, 2000, but may be extended for additional one-year terms. As of January 1, 2000, the company had approximately $239.6 million of accounts receivable sold and outstanding under this program.

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

On March 13, 2000, the company commenced a "Dutch Auction" tender offer to acquire up to 12,000,000 shares of its common stock, representing approximately
9.1 percent of its currently outstanding shares. Under the terms of the offer, the company's shareholders may tender their shares at a price within the range of $11.50 to $13.50 per share for a period of 20 business days.

In March 1998, the company completed a "Dutch Auction" tender offer under which the company purchased approximately 10,622,000 shares of its common stock at a price of $12.50 per share or approximately $133.9 million. The shares purchased represented approximately 8.1 percent of the shares outstanding at the time of the tender offer. Funds to purchase the tendered shares were provided primarily from capacity under the company's $1.0 billion revolving credit facility. The company discontinued cash dividends after paying $9.8 million in February 1998. The company reestablished its quarterly dividend policy in the third quarter of 1999 and paid $13.6 million in 1999.

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

                              EXHIBIT 13 -- PAGE 2

Interest rate swap agreements are employed to hedge interest rate increases on the company's credit facilities. Under current accounting literature, the interest rate differential on the company's existing swaps is recorded as an adjustment to interest expense. At January 1, 2000, the company has interest rate swap agreements with notional amounts totaling $550.7 million under which the company has agreed to pay interest at a weighted average fixed rate of 6.07 percent. The swap agreements expire at various dates through March 2003.

The company may employ foreign currency contracts to effectively manage exposure to fluctuations in currency exchange rates in its Australian and Mexican operations and capital expenditures. Foreign currency contracts outstanding at January 1, 2000 totaled approximately $13.4 million.

The company's manufacturing costs and operating expenses are affected by price changes. The costs of fiber and other raw materials decreased approximately 2 percent, 4 percent and 3 percent in 1999, 1998 and 1997, respectively. The company has historically mitigated inflationary effects by passing price changes along to its customers and by continually developing and implementing more cost-effective manufacturing and other operational\ processes. The company's ongoing ability to mitigate the effect of price changes will depend on market factors.

Based on the company's overall interest rate, currency exchange and commodity price exposures, near-term changes in each of these exposures would have immaterial effects on the company's consolidated results of operations, cash flow, derivative and underlying instrument fair value, and financial position.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137, is effective for the company's fiscal year 2001. The company has not yet quantified the impacts of adopting SFAS No. 133 on its financial statements and has not determined the method of adoption of SFAS No. 133. However, the Statement could increase volatility in earnings and other comprehensive income.

Results of Operations

The company's business consists of its wholesale manufacturing operations which sell carpet and related products manufactured primarily in the company's manufacturing facilities, located principally in the southeastern U.S., to wholesalers and retailers located primarily in the U.S., Canada, Australia and Mexico. Beginning in 1996 and continuing through mid-1998, the company built and acquired existing companies which were engaged in residential retail operations which sold floor covering and related products acquired from the company's wholesale manufacturing operations and other floor covering manufacturers directly to residential consumers. The company evaluates the performance of its operations on the basis of sales, gross margin and "net divisional contribution" which consists of gross margin less selling expense.

The following table summarizes key management information for the company's operations for the years 1999, 1998 and 1997 (000s omitted):

--------------------------------------------------------------------------------
                       Wholesale      Residential
                      Manufacturing     Retail      Intercompany    Consolidated
                       Operations     Operations    Eliminations     Operations
--------------------------------------------------------------------------------
Net Sales
    1999               $4,107,736     $     --       $     --        $4,107,736
    1998                3,419,538        341,769       (219,105)      3,542,202
    1997                3,170,158        638,662       (233,046)      3,575,774

Gross Margin
    1999               $1,079,488     $     --       $     --        $1,079,488
    1998                  772,097        128,273           (621)        899,749
    1997                  655,290        243,385         (3,373)        895,302

Selling Expense
    1999               $  442,216     $     --       $     --        $  422,216
    1998                  321,208        135,720           --           456,928
    1997                  280,174        263,902         (1,014)        543,062
--------------------------------------------------------------------------------

                              EXHIBIT 13 -- PAGE 3

1999 Compared to 1998

Wholesale manufacturing sales increased $688.2 million in 1999 compared to the same period last year. The sales increase was primarily the result of the acquisition of Queen described above and increased demand as the company regained market share following its exit from the residential retail business, offset in part by decreased sales as a result of the disposal of the U.K. operations. Wholesale manufacturing margins on outside sales increased to 26.3 percent from 24.1 percent on lower material costs and improved manufacturing efficiencies resulting from higher demand and the ongoing integration of the Queen operations. Wholesale manufacturing selling expense increased to 10.8 percent in 1999 from 9.4 percent in 1998 due to increased advertising and other selling expenses and higher sample costs after the company's exit from the residential retail business. As indicated above, substantially all residential retail operations were sold or closed during 1998.

As a result of the above,  consolidated net sales increased  $565.5 million,  or
16.0 percent, to approximately $4.1 billion in 1999. Gross margin as a percentage of net sales increased 0.9 percent to 26.3 percent in 1999 compared to 1998, primarily due to improved performance in wholesale manufacturing operations as previously described, offset, in part, by the reduction in higher margin residential retail sales.

Selling,  general and administrative  expenses for 1999 were $627.1 million,  or
15.3 percent of net sales, compared to $620.9 million, or 17.5 percent of net sales in 1998. The decrease of 2.2 percent of net sales was primarily due to the company exiting the residential retail business. Interest expense was $62.8 million for 1999 compared to $62.6 million for 1998 as higher interest rates offset lower borrowings.

Results for 1999 included an additional nonrecurring charge for exiting the residential retail business of $4.1 million ($2.4 million, net of tax benefit, or $0.02 per share) and a charge to record plant closing costs of $1.8 million ($1.1 million, net of tax benefit, or $0.01 per share) both as discussed in Note 8 of the Notes to Consolidated Financial Statements. Net income before nonrecurring charges was $231.5 million, or $1.67 and $1.65 per share on a basic and diluted basis, respectively. After nonrecurring charges, net income was $228.0 million, or $1.64 and $1.62 on a basic and diluted basis, respectively. Net income before nonrecurring charges for 1998 was $126.7 million, or $0.97 per share. After nonrecurring charges, 1998 net income was $20.6 million, or $0.16 per share on basic and diluted bases.

The effective income tax rate for 1999 and 1998 was 41.1 percent before the tax benefit from nonrecurring charges.

1998 Compared to 1997

Wholesale manufacturing sales increased $249.4 million during 1998 as a result of improved general demand as well as the acquisition of Queen described above, which added sales of $207.3 million offset in part by decreased sales as a result of the previously discussed disposal of the U.K. operations. Wholesale manufacturing margins on outside sales improved from 22.2 percent in 1997 to
24.1 percent in 1998 primarily due to lower raw material costs, improved manufacturing efficiencies and improved product mix. Wholesale manufacturing operations selling expense increased to 9.4 percent in 1998 from 8.8 percent in 1997 due to increased advertising and higher sample costs after the company's exit from the residential retail business.

As indicated above, substantially all residential retail operations were sold or closed during 1998 and late 1997 resulting in reduced sales, gross margin and selling expense in 1998 compared to 1997.

As a result of the above, consolidated net sales decreased $33.6 million, or 0.9 percent to approximately $3.5 billion in 1998. Consolidated gross margin as a percentage of net sales increased 0.4 percent to 25.4 percent in 1998 compared to 1997, due to lower raw material costs in wholesale manufacturing operations, offset by the reduction in higher margin residential retail sales.

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

                              EXHIBIT 13 -- PAGE 4

Results for 1998 included nonrecurring charges of $132.3 million ($92.7 million, net of tax benefit, or $0.71 per share) and a loss on the sale of equity securities of $22.2 million ($13.4 million, net of tax benefit, or $0.10 per share) both as discussed in Note 8 of the Notes to Consolidated Financial Statements. Net income before nonrecurring charges was $126.7 million, or $0.97 per share. After nonrecurring charges, net income was $20.6 million, or $0.16 per share on basic and diluted bases. Net income before nonrecurring charges for 1997 was $72.3 million, or $0.54 per share, including a gain on the sale of fixed assets of $3.4 million, net of tax, or $0.03 per share. Results for 1997 include a charge to record residential retail store closing costs of $36.8 million ($23.0 million, net of tax benefit, or $0.17 per share) and a reduction in the carrying value of the assets of Carpets International, Plc (U.K.) of $48.0 million ($20.3 million, net of tax benefit, or $0.15 per share). Net income in 1997 was $29.0 million, or $0.22 per share on basic and diluted bases.

The effective income tax rate for 1998 before the nonrecurring charges decreased to 41.1 percent compared to 41.7 percent for 1997 due to more profitable foreign operations in 1998 which are taxed at a lower effective income tax rate.

Forward-Looking Information

Certain statements in this report, including those regarding anticipated total capital expenditures and capitalized lease obligations, availability of funding for working capital, capital expenditures, stock repurchases and debt service requirements, and the effects of litigation on the company's future results of operations, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1933, as amended, and are subject to the safe harbor provisions of those Acts. When used in this report, the words "believes," "expects," "anticipates," "estimates" or "intends," and similar expressions, are intended to identify forward-looking statements. The forward-looking statements herein involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or reflected in such statements. The important factors which may affect the company's future results and could cause those results to differ materially from the results expressed or reflected in the forward-looking statements include, but are not limited to, the following: changes in economic conditions generally; changes in consumer spending for durable goods, interest rates and new single and multi-family construction; competition from other carpet, rug and floor covering manufacturers; changes in raw material prices; and other factors identified from time to time in the company's reports and other filings with the Securities and Exchange Commission.

                              EXHIBIT 13 -- PAGE 5

Consolidated Balance Sheets
January 1, 2000 and January 2, 1999

---------------------------------------------------------------------------------------------------
                                                                        1999              1998
---------------------------------------------------------------------------------------------------
Assets
Current Assets:
    Cash and cash equivalents                                      $   34,021,000   $   12,555,000
---------------------------------------------------------------------------------------------------
    Accounts receivable, less allowance for doubtful accounts and
     discounts of $18,931,000 in 1999 and $21,512,000 in 1998         234,267,000      276,002,000
---------------------------------------------------------------------------------------------------
    Inventories-
      Raw materials                                                   255,083,000      293,868,000
      Work-in-process                                                  92,605,000       75,060,000
      Finished goods                                                  319,046,000      290,152,000
---------------------------------------------------------------------------------------------------
                                                                      666,734,000      659,080,000
---------------------------------------------------------------------------------------------------
    Other current assets                                              140,902,000      134,733,000
---------------------------------------------------------------------------------------------------
      Total current assets                                          1,075,924,000    1,082,370,000
---------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
    Land and land improvements                                         31,974,000       31,425,000
    Buildings and leasehold improvements                              331,010,000      320,991,000
    Machinery and equipment                                         1,064,074,000    1,105,505,000
    Construction in progress                                          148,380,000       41,827,000
---------------------------------------------------------------------------------------------------
                                                                    1,575,438,000    1,499,748,000
    Less - Accumulated depreciation and amortization                  821,633,000      783,320,000
---------------------------------------------------------------------------------------------------
                                                                      753,805,000      716,428,000
Goodwill, net of amortization                                         418,923,000      416,028,000
---------------------------------------------------------------------------------------------------
Other Assets                                                           43,067,000       46,621,000
---------------------------------------------------------------------------------------------------
      Total Assets                                                 $2,291,719,000   $2,261,447,000
---------------------------------------------------------------------------------------------------



                              EXHIBIT 13 -- PAGE 6

---------------------------------------------------------------------------------------------------
                                                                        1999              1998
---------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Investment
Current Liabilities:
    Current maturities of long-term debt                           $    4,294,000    $       8,000
    Accounts payable                                                  217,332,000      194,352,000
    Accrued liabilities                                               272,341,000      260,450,000
---------------------------------------------------------------------------------------------------
      Total current liabilities                                       493,967,000      454,810,000
---------------------------------------------------------------------------------------------------
Long-Term Debt, less current maturities                               823,821,000      927,434,000
---------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                  77,994,000       65,768,000
---------------------------------------------------------------------------------------------------
Other Liabilities                                                      27,352,000       16,067,000
---------------------------------------------------------------------------------------------------



Commitments and Contingencies

Shareholders' Investment:
    Preferred stock, 250,000 shares authorized, no shares issued             --               --
    Common stock, no par, $1 11 stated value, authorized
         500,000,000 shares; issued and outstanding: 132,663,599
         shares at January 1, 2000 and 140,906,175 shares at
         January 2, 1999                                              147,258,000      156,407,000
    Paid-in capital                                                    60,612,000      195,452,000
    Cumulative translation adjustment                                  (2,252,000)      (3,156,000)
    Retained earnings                                                 662,967,000      448,665,000
---------------------------------------------------------------------------------------------------
      Total Shareholders' Investment                                  868,585,000      797,368,000
---------------------------------------------------------------------------------------------------
      Total Liabilities and Shareholders' Investment               $2,291,719,000   $2,261,447,000
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.



                              EXHIBIT 13 -- PAGE 7

Consolidated Statements of Income
For Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

--------------------------------------------------------------------------------------------------------------
                                                                1999              1998              1997
--------------------------------------------------------------------------------------------------------------
Net Sales                                                 $ 4,107,736,000   $ 3,542,202,000   $ 3,575,774,000
Costs and Expenses:
    Cost of sales                                           3,028,248,000     2,642,453,000     2,680,472,000
    Selling, general and administrative                       627,075,000       620,878,000       722,590,000
    Charge to record loss on sale of residential retail
      operations, store closing costs and write-down
      of certain assets                                         4,061,000       132,303,000              --
    Charge to record plant closing costs                        1,834,000              --                --
    Pre-opening expenses                                             --                --           3,953,000
    Charge to record store closing costs                             --                --          36,787,000
    Write-down of U.K. assets                                        --                --          47,952,000
    Interest, net                                              62,812,000        62,553,000        60,769,000
    Loss on sale of equity securities                                --          22,247,000              --
    Other expense (income), net                                 1,319,000         4,676,000        (7,032,000)
--------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                    382,387,000        57,092,000        30,283,000
Provision for Income Taxes                                    157,361,000        38,407,000         5,586,000
--------------------------------------------------------------------------------------------------------------
Income Before Equity in Income of Joint Ventures              225,026,000        18,685,000        24,697,000
Equity in Income of Joint Ventures                              2,925,000         1,947,000         4,262,000
--------------------------------------------------------------------------------------------------------------
Net Income                                                $   227,951,000   $    20,632,000   $    28,959,000
==============================================================================================================
Earnings Per Common Share:
    Basic                                                 $          1.64   $          0.16   $          0.22
    Diluted                                               $          1.62   $          0.16   $          0.22
--------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding:
    Basic                                                     138,591,266       128,031,290       133,523,380
    Diluted                                                   140,680,923       129,915,178       133,714,496
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                              EXHIBIT 13 -- PAGE 8

Consolidated Statements of Shareholders' Investment
For Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

-----------------------------------------------------------------------------------------------------------------------
                                                                                         Accumulated
                                                                                           Other
                                                                                        Comprehensive
                                                                                          Income -
                                                                                         Cumulative
                                      Common Stock                        Paid-In        Translation        Retained
                                         Shares           Amount          Capital         Adjustment        Earnings
-----------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996             132,772,548    $ 147,379,000    $  72,335,000    $   3,058,000    $ 448,939,000
        Comprehensive Income:
        Net income                            --               --               --               --         28,959,000
        Cumulative translation
        adjustment                            --               --               --         (3,678,000)            --
        Issuance of stock in
    acquisitions                         2,112,517        2,344,000       23,336,000             --               --
        Issuance of stock to
    directors                                7,000            8,000           83,000             --               --
        Purchase and retirement
    of common stock                     (3,820,000)      (4,240,000)     (41,822,000)            --               --
        Exercise of stock options           46,000           51,000          504,000             --               --
        Tax benefit on disposition
    of stock options                          --               --            309,000             --               --
    Cash dividends paid
  ($0.30 per share)                           --               --               --               --        (40,031,000)
-----------------------------------------------------------------------------------------------------------------------
  Balance, January 3, 1998             131,118,065      145,542,000       54,745,000         (620,000)     437,867,000
        Comprehensive Income:
        Net income                            --               --               --               --         20,632,000
        Cumulative translation
   adjustment                                 --               --               --         (2,536,000)            --
        Issuance of stock in
    acquisitions                        20,343,246       22,581,000      269,950,000             --               --
        Issuance of stock to
    directors                                5,800            6,000           86,000             --               --
        Purchase of common stock       (13,102,661)     (14,544,000)    (162,032,000)            --               --
        Exercise of stock options        2,541,725        2,822,000       29,260,000             --               --
        Tax benefit on disposition
    of stock options                          --               --          3,443,000             --               --
    Cash dividends paid
  ($0.075 per share)                          --               --               --               --         (9,834,000)
-----------------------------------------------------------------------------------------------------------------------
  Balance, January 2, 1999             140,906,175      156,407,000      195,452,000       (3,156,000)     448,665,000
        Comprehensive Income:
        Net income                            --               --               --               --        227,951,000
        Cumulative translation
    adjustment                                --               --               --            904,000             --
        Issuance of stock to
    directors                                5,400            6,000          102,000             --               --
        Purchase and retirement
    of common stock                     (9,331,300)     (10,358,000)    (148,167,000)            --               --
        Exercise of stock options        1,083,324        1,203,000       11,642,000             --               --
        Tax benefit on disposition
     of stock options                         --               --          1,583,000             --               --
    Cash dividends paid
  ($0.10 per share)                           --               --               --               --        (13,649,000)
-----------------------------------------------------------------------------------------------------------------------
 Balance, January 1, 2000              132,663,599    $ 147,258,000    $  60,612,000    $  (2,252,000)   $ 662,967,000
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



                              EXHIBIT 13 -- PAGE 9

Consolidated Statements of Cash Flow
For Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

------------------------------------------------------------------------------------------------------------------------
                                                                        1999               1998               1997
------------------------------------------------------------------------------------------------------------------------
Operating Activities:
    Net Income                                                    $   227,951,000    $    20,632,000    $    28,959,000
    Adjustments to Reconcile Net Income to
      Net Cash Provided by Operating Activities:
        Depreciation and amortization                                  91,636,000         80,598,000         94,954,000
        Provision for doubtful accounts                                 6,746,000          5,817,000          9,318,000
        Deferred income taxes                                          12,226,000         (4,190,000)        (1,841,000)
        Charge to record loss on sale of residential
          retail operations, store closing costs and
          write-down of certain assets                                  4,061,000        132,303,000               --
        Charge to record plant closing costs                            1,834,000               --                 --
        Charge to record store closing costs                                 --                 --           36,787,000
        Write-down of U.K. assets                                            --                 --           47,952,000
        Changes in operating assets and liabilities,
           net of acquisitions and dispositions:
               Accounts receivable                                     34,989,000        154,911,000         35,166,000
               Inventories                                             (8,523,000)       (56,444,000)        39,111,000
               Other current assets                                    (6,169,000)        30,720,000        (30,740,000)
               Accounts payable                                        23,026,000         (1,349,000)       (60,360,000)
               Accrued liabilities                                      5,996,000          8,810,000        (35,371,000)
               Other, net                                                  39,000          6,223,000        (24,657,000)
------------------------------------------------------------------------------------------------------------------------
                 Total Adjustments                                    165,861,000        357,399,000        110,319,000
------------------------------------------------------------------------------------------------------------------------
               Net Cash Provided by Operating Activities              393,812,000        378,031,000        139,278,000
------------------------------------------------------------------------------------------------------------------------
Investing Activities:
    Additions to property, plant and equipment                       (117,949,000)       (76,033,000)      (109,883,000)
    Retirements of property, plant and equipment, net                   1,508,000          8,745,000         31,882,000
    Acquisitions of business assets                                          --          (35,981,000)       (28,727,000)
    Disposal of U.K. assets                                                  --          (16,566,000)              --
    Sale of residential retail operations                                    --           16,212,000               --
    Other                                                               1,168,000            917,000               --
------------------------------------------------------------------------------------------------------------------------
               Net Cash Used in Investing Activities                 (115,273,000)      (102,706,000)      (106,728,000)
------------------------------------------------------------------------------------------------------------------------
Financing Activities:
    Borrowings under revolving credit agreements                      813,000,000      1,066,930,000        330,000,000
    Repayment of revolving credit agreements                         (916,021,000)    (1,225,835,000)      (220,702,000)
    Borrowings on other long-term debt                                  3,694,000          3,449,000               --
    Repayment of other long-term debt                                        --                 --          (22,937,000)
    Net payments of short-term debt                                          --                 --          (39,383,000)
    Purchase and retirement of common stock                          (158,525,000)      (176,576,000)       (46,062,000)
    Payment of cash dividends                                         (13,649,000)        (9,834,000)       (40,031,000)
    Proceeds from exercise of stock options                            14,428,000         35,525,000            555,000
------------------------------------------------------------------------------------------------------------------------
               Net Cash Used in Financing Activities                 (257,073,000)      (306,341,000)       (38,560,000)
------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents:
    Net change                                                         21,466,000        (31,016,000)        (6,010,000)
    Beginning of period                                                12,555,000         43,571,000         49,581,000
------------------------------------------------------------------------------------------------------------------------
    End of period                                                 $    34,021,000    $    12,555,000    $    43,571,000
========================================================================================================================

Supplemental Disclosures of Cash Flow Information:
    Cash paid (received) during the year for-
       Interest                                                   $    63,058,000    $    64,750,000    $    66,223,000
       Income taxes                                               $   131,344,000    $   (42,046,000)   $    51,619,000
    Acquisition of business assets by assuming liabilities        $          --      $   344,111,000    $    40,328,000
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                             EXHIBIT 13 -- PAGE 10

Notes to Consolidated Financial Statements
January 1, 2000, January 2, 1999 and January 3, 1998

Note 1 Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Shaw Industries, Inc. and subsidiaries (the "company"). All significant intercompany balances and transactions are eliminated in consolidation.

Nature of Business

The company manufactures and distributes carpet in a broad range of prices, patterns, colors and textures for residential and commercial use. The company markets its products primarily through wholesale distribution channels to floor covering retailers, distributors and contractors throughout the U.S., Canada, Australia, and Mexico and through commercial contract distribution channels to various residential and commercial retailers in the United States. The company also provides installation and project management services through its commercial contract distribution channels and offers laminate flooring, ceramic tile and hardwood flooring products.

Fiscal Period

The company's fiscal year-end is the Saturday closest to December 31. Fiscal 1999 and fiscal 1998 consisted of 52 weeks, and fiscal 1997 consisted of 53 weeks.

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

Revenue Recognition

Revenues are recognized when goods are shipped for wholesale sales and generally as installed for commercial contract sales.

Cash and Cash Equivalents

The company considers all investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

In September 1998, the company entered into agreements pursuant to which it sold a percentage ownership interest in a defined pool of the company's trade receivables to a securitization conduit. As collections reduce accounts receivable included in the pool, the company sells participating interests in new receivables to the conduit to bring the amount in the pool up to the maximum permitted by the agreements. The receivables are sold to the conduit at a discount which reflects, among other things, the conduit's financing costs of issuing its own commercial paper backed by these accounts receivable and accounts receivable sold by other participating entities. The agreements expire August 30, 2000, but may be extended for additional one-year terms. On September 4, 1998, the company received $198,971,000 of proceeds from the initial sale of such receivables. During the second quarter of 1999, the company amended the agreements to increase the maximum amount of receivables able to be sold. As a result, the company received an additional $99,488,000 of initial sale proceeds. All proceeds were used to reduce outstanding borrowings under the domestic revolving credit facility and were reflected as a reduction of receivables in the consolidated balance sheets and as an operating activity in the consolidated statements of cash flow. As of January 1, 2000, the company had approximately $239,634,000 of accounts receivable sold and outstanding under this program.

                             EXHIBIT 13 -- PAGE 11

Inventory

Inventories are stated at the lower of cost or market. Cost includes materials, direct and indirect labor and factory overhead. Market with respect to raw materials is replacement cost and for work-in-process and finished goods is net realizable value. The company uses the last-in, first-out (LIFO) method of valuing certain of its domestic inven- tories to more properly match current costs against current revenues, thereby reducing the effects of price changes on earnings. If LIFO inventories were valued at current costs, the inventory amounts would have been $46,915,000 and $23,556,000 lower than those reported at January 1, 2000 and January 2, 1999, respectively. Although current replacement cost for inventories was less than LIFO carrying value at January 1, 2000, the company's management believes that the carrying value will be recovered through profit margins on future sales. The company's foreign and certain of its finished goods inventories, representing approximately 12 percent and 10 percent of total inventories, are valued at January 1, 2000 and January 2, 1999, respectively, at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost or fair value at date of acquisition. Renewals and betterments are capitalized; maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the accounts, and any gains or losses thereon are included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets, 15 to 39 years for buildings and 5 to 14 years for machinery and equipment. Leasehold improvements are amortized over the terms of the related leases.

Goodwill

Costs in  excess of the fair  value of net  assets of  businesses  acquired  are recorded as goodwill and are amortized using the straight-line method over a period not to exceed 40 years for acquisitions of domestic and foreign manufacturing operations and 20 years for acquisitions of commercial contract operations. The recoverability of goodwill is periodically reviewed by management based on current and anticipated conditions. The amount of goodwill considered realizable could be reduced in the near term if changes occur in anticipated conditions. Accumulated amortization was $35,335,000, $23,271,000 and $17,858,000 at January 1, 2000, January 2, 1999 and January 3, 1998,
respectively.

Accrued Liabilities

Accrued   liabilities   include   $34,124,000   and   $32,877,000  for  workers'
compensation claims and $28,253,000 and $31,652,000 for returns and allowances at January 1, 2000 and January 2, 1999, respectively.

Employee Benefits

The company's Retirement Savings Plan provides, among other things, for voluntary contributions by domestic employees not to exceed 15 percent of their gross wages. The company provides matching contributions of 25 to 50 percent based on the employee's contribution percentage. At January 1, 2000, $17,897,000, or 4.0 percent, of the plan's assets consisted of shares of the company's common stock as elected by plan participants. During 1999, 1998 and 1997, the company contributed $15,542,000, $12,831,000 and $11,987,000, respectively, under the plan.

The company has a Deferred Compensation Plan for key personnel. The plan provides, among other things, for cer-tain deferred compensation to become payable on the employee's death, retirement or total disability as set forth in the plan. During 1999, 1998 and 1997, the company provided $2,108,000, $1,899,000 and $1,546,000, respectively, under the plan. The actuarial present value of obligations of the plan have been recorded as other liabilities in the accompanying consolidated balance sheets.

Earnings Per Share

The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE, effective January 3, 1998. Earnings per share have been computed based upon the weighted average shares and dilutive potential common shares outstanding during the year.

                             EXHIBIT 13 -- PAGE 12

Derivative Financial Instruments

The company uses interest rate swap agreements to fix interest rates on current and anticipated borrowings to reduce exposure to interest rate fluctuations. Under existing accounting literature, these interest rate swaps are accounted for as hedging activities. The net cash paid or received on interest rate hedges is included in interest expense. The company may also employ foreign currency forward exchange contracts when they are determined to effectively manage and reduce foreign currency exchange fluctuation risk. The company does not enter into financial deriva- tives for trading purposes. In June 1998, the FASB issued SFAS No. 133, ACCOUN TING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective, and the company expects to adopt this new standard, in the first quarter of the company's fiscal 2001. The company's management has not determined the impact this statement will have on the financial statements.

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

Comprehensive Income

The company had other comprehensive income in the form of cumulative translation adjustments which resulted in total comprehensive income of $228,855,000, $18,096,000 and $25,281,000 for 1999, 1998 and 1997, respectively.

Note 2 Long-Term Debt

Long-term debt presented in the accompanying consolidated balance sheets at January 1, 2000 and January 2, 1999 consisted of the following (000s omitted):

-----------------------------------------------------------------------------------------------------------
                                                                                      1999         1998
-----------------------------------------------------------------------------------------------------------
Revolving credit facility, United States, at LIBOR-based rate, due in fiscal 2003   $ 763,000    $ 844,000
Revolving loan facility, Australia, at LIBOR-based rate, due in fiscal 2001            24,806       47,057
Term loans and other                                                                   39,872       35,277
Capitalized leases                                                                        437        1,108
-----------------------------------------------------------------------------------------------------------
                                                                                      828,115      927,442
Less: current maturities                                                               (4,294)          (8)
-----------------------------------------------------------------------------------------------------------
                                                                                    $ 823,821    $ 927,434
===========================================================================================================

The company's domestic revolving credit facility provides for borrowings of up to $1.0 billion. Borrowings bear interest at variable rates equal to the London Interbank Offered Rate (LIBOR) plus margins ranging from 0.320 percent to 0.850 percent, depending on the company's consolidated funded debt to earnings ratio, as defined. The LIBOR-based rate at January 1, 2000 was 6.22 percent. Fees associated with the domestic revolving credit agreement include a facility fee on the committed amount ranging from 0.125 percent to 0.275 percent. The LIBOR-based variable interest rate on a total of $550,668,000 of amounts outstanding under the company's revolving credit facilities has been fixed through various dates through March 2003 at a weighted average rate of 6.07 percent using interest rate swap agreements. The counterparty to certain of these interest rate swap agreements has the right, but not the obligation, to terminate the related agreements on various dates beginning February 2000. To provide further financing capacity, in November 1999, the company entered into a 364-day $200 million senior unsecured revolving credit facility.

The domestic revolving credit facilities contain covenants which, among other provisions, (i) limit the company's ability to incur indebtedness or assume liens, (ii) limit the amount of restricted payments, as defined, (iii) limit new indebtedness and lease obligations, and (iv) require the company to satisfy certain ratios related to debt-to-cash flow and interest coverage. The foreign revolving loan facilities have covenants that are no more restrictive than those of the domestic revolving credit agreement. At January 1, 2000, the company was in compliance with the terms of these agreements.

                             EXHIBIT 13 -- PAGE 13

The aggregate annual maturities of long-term debt, including capitalized lease obligations, as of January 1, 2000 are as follows: 2000 - $4,294,000; 2001 - $28,946,000; 2002 - $4,089,000; 2003 - $767,044,000; 2004 - $4,047,000;
thereafter - $19,695,000. The company has guaranteed the $22,200,000 outstanding under the revolving credit facility held by its Mexican joint venture, which facility expires February 2001 but may be extended for additional periods to 2003.

The following is presented with respect to the company's revolving credit facilities for 1999 and 1998 (000s omitted):

------------------------------------------------------
Revolving Credit:                1999         1998
------------------------------------------------------
Available at year-end         $1,259,040   $1,207,465
Unused at year-end               467,111      311,028
------------------------------------------------------

Note 3 Shareholders' Investment

Under the company's 1992 Incentive Stock Option Plan, 6 million shares of common stock are reserved for issuance at a price not less than the market value on the date granted. These options are exercisable over 5 to 10 years and are qualified incentive stock options under the regulations of the Federal Internal Revenue Code ("IRC").

Under the company's 1997 Stock Incentive Plan, 5 million shares of common stock are reserved for issuance at a price not less than market value on the date granted. Options granted under the 1997 Stock Incentive Plan are exercisable over 3 to 10 years or over such accelerated periods as the Board of Directors shall determine. The 1997 Stock Incentive Plan provides for the granting of qualified incentive stock options and non-qualified stock options under IRC regulations. The 1997 Stock Incentive Plan also provides for stock appreciation rights and other stock-related incentives, although none have been granted as of January 1, 2000.

The following is a summary of stock option information for the 1992 and 1997 Stock Option Plans:

--------------------------------------------------------------------------------
                                                     1999               1998
--------------------------------------------------------------------------------
Options outstanding, beginning of year             7,801,584          8,053,500
Options granted                                    1,661,200          2,816,859
Options exercised                                 (1,083,324)        (2,541,725)
Options canceled                                    (129,900)          (527,050)
Options outstanding, end of year                   8,249,560          7,801,584
Option price range per share                $10.625 - $18.71   $10.625 - $17.02
Options exercisable, end of year                   4,129,930          3,245,615
Options available for grant                        1,687,591          3,218,891
--------------------------------------------------------------------------------

The company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, under which no compensation expense was recognized in 1999, 1998 and 1997 for stock option plans. The company applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, as required for disclosure purposes. For SFAS No. 123 purposes, the fair value of each stock option grant for 1999, 1998 and 1997 has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted avera ge assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.20 percent, 5.61 percent and 6.04 percent; dividend yields of 0.50 percent, 0.60 percent and 2.70 percent; expected volatilities of 40 percent, 35 percent and 34 percent; and expected life of 5 years for all years. Using these assumptions, the fair value of the stock option grants for 1999, 1998 and 1997 was $12.6 million, or $7.61 per option granted, $15.0 million, or $5.36 per option granted, and $9.3 million, or $3.63 per option granted, respectively. Had compensation cost been determined under SFAS No. 123 utilizing the assumptions detailed above, the company's net income and net income per common share would have been reduced to the following pro forma amounts:

---------------------------------------------------------------------
                                     1999        1998          1997
---------------------------------------------------------------------
Net income (000s omitted):
    As reported                  $  227,951  $  20,632     $  28,959
    Pro forma                       219,833     14,769        23,382
Net income per common share:
    As reported                  $     1.64  $    0.16     $    0.22
    Pro forma                          1.59       0.12          0.18
---------------------------------------------------------------------

                             EXHIBIT 13 -- PAGE 14

During March 1989, the company adopted a Shareholder Rights Plan and pursuant thereto declared a dividend of one Right for each outstanding share of common stock. The Shareholder Rights Plan was amended and restated on April 10, 1999. As amended and restated, one Full Right will be associated with each share of common stock and each Right will represent the right to purchase one one-hundredth of a share of Series A participating preferred stock at an exercise price of $100.00 (the "Purchase Price"). If a person or group acquires or makes a tender or exchange offer to acquire 15 percent or more of the company's common stock without the consent of the company (an "Acquiring Shareholder"), the Rights will become exercisable and each Right entitles the holder, other than the Acquiring Shareholder, to receive, upon payment of the Purchase Price, in lieu of preferred stock, a number of shares of common stock of the company having a market value equal to twice the Purchase Price. The Rights may be redeemed by the company under certain circumstances at a price of $0.01 per Right. The Rights have no voting power and, until exercised, no dilutive effect on earnings per common share. At the option of the company, Rights may be exchanged for shares of common stock under certain circumstances. The amended and restated Shareholder Rights Plan extends the expiration date of the Rights to April 10, 2009. The company has designated 200,000 shares, of the 250,000 shares of preferred stock authorized, as Series A participating preferred stock for issuance upon exercise of the Rights.

The company's board of directors has approved a stock repurchase plan whereby the company's management is authorized to repurchase shares of the company's common stock. During the year ended January 1, 2000, a total of 9,331,300 shares of the company's common stock was purchased at a cost of $158,525,000. Purchases of approximately 13,103,000 shares at a cost of $176,576,000 in 1998 include approximately 10,622,000 shares purchased at a purchase price of $12.50 per share from tendering shareholders in March 1998 under a "Dutch Auction" tender offer. In September 1998, the Board of Directors approved an additional 15,000,000 shares to be repurchased. At January 1, 2000, the company had authority to purchase up to approximately 4,482,000 shares of the company's common stock under the stock repurchase plan. In January 2000, the Board of Directors approved an additional 10,518,000 shares to be repurchased which increased the existing authority to 15,000,000 shares.

In February 1998, the company paid a quarterly dividend of $9,834,000 after which cash dividends were discontinued until the third quarter of 1999. Dividends in 1999 totaled $13,649,000 and were paid in the third and fourth quarters.

Note 4 Income Taxes

The provision for income taxes consisted of the following (000s omitted):

------------------------------------------------------------------------------
                                           1999         1998          1997
------------------------------------------------------------------------------
Current:
    Federal                              $116,686     $ 36,345      $ (8,568)
    State                                  17,052        3,709        (1,918)
------------------------------------------------------------------------------
                                          133,738       40,054       (10,486)
Foreign operating loss carryforwards         --            (53)       17,860
Deferred                                   23,623       (1,594)       (1,788)

------------------------------------------------------------------------------
                                         $157,361     $ 38,407      $  5,586
------------------------------------------------------------------------------

The differences between the Federal statutory income tax rate and the company's effective income tax rate were as follows:

---------------------------------------------------------------------------------------------
                                                                  1999       1998      1997
---------------------------------------------------------------------------------------------
Federal statutory rate                                            35.0%      35.0%     35.0%
State income taxes, net of federal tax benefit                     4.9        4.6       4.9
Nondeductible goodwill                                             1.2       25.9       7.2
Abandonment of stock of U.K. subsidiary                            --         --      (28.1)
Difference in foreign tax rates versus U.S. statutory rates        0.1        1.5       1.0
Other, net                                                        (0.1)       0.3      (1.6)
---------------------------------------------------------------------------------------------
                                                                  41.1%      67.3%     18.4%
=============================================================================================

                             EXHIBIT 13 -- PAGE 15

Components of the net deferred income tax liability at January 1, 2000 and January 2, 1999 are shown below (000s omitted):

---------------------------------------------------------------------------------------------
                                                                     1999           1998
---------------------------------------------------------------------------------------------
Deferred income tax assets:
    Accrued advertising expenses not currently deductible          $   3,684      $   1,710
    Reserve for cash discounts and bad debts                           8,948          9,602
    Employee benefit accruals not currently deductible                31,909         25,447
    Reserve for returns and allowances                                14,522         12,150
    Foreign net operating loss carryforwards                            --            1,751
    Reorganization provision                                           3,089          8,193
    Other                                                              5,743          2,736
---------------------------------------------------------------------------------------------
                                                                      67,895         61,589
---------------------------------------------------------------------------------------------
Deferred income tax liabilities:
    Book basis of inventory over tax basis                           (25,686)       (12,382)
    Book basis of property, plant and equipment over tax basis       (86,613)       (72,086)
    Other                                                             (2,439)          (341)
---------------------------------------------------------------------------------------------
                                                                    (114,738)       (84,809)
---------------------------------------------------------------------------------------------
                                                                   $ (46,843)     $ (23,220)
=============================================================================================

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

In December 1995, the company learned that it was one of six carpet companies named as additional defendants in a pending antitrust suit filed in the United States District Court of Rome, Georgia. The amended complaint alleges price-fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. The company has filed an answer to the complaint that denies plaintiffs' allegations and sets forth several defenses. In September 1997, the Court issued an order certifying a nationwide plaintiff class of persons and entities who purchased "mass production" polypropylene carpet directly from any of the defendants from June 1, 1991 through June 30, 1995, excluding, among others, any persons or entities whose only purchases were from any of the company's retail establishments. Discovery began in November 1997 and recently concluded. The company believes that it has meritorious defenses to plaintiffs' claims in the lawsuits described in this paragraph and intends to vigorously defend these actions. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect upon the company.

On October 3, 1998, the company learned that it was one of five defendants in a pending antitrust suit filed in the United States District Court in Rome, Georgia. The complaint alleges price fixing regarding certain types of carpet products in violation of Section 1 of the Sherman Act. The amount of damages sought is not specified. If any damages were to be awarded, they may be trebled under the applicable statute. The company has filed an answer to the complaint that denies plaintiffs' allegations and sets forth several defenses. Discovery has recently begun and is ongoing. The company believes it has meritorious defenses to plaintiffs' claims in the lawsuit described in this paragraph and intends to vigorously defend these actions. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect on the company.

                             EXHIBIT 13 -- PAGE 16

The company is also a party to four consolidated lawsuits pending in the Superior Court of the State of California, City and County of San Francisco, all of which were brought on behalf of a purported class of indirect purchasers of carpet in the State of California and which seek damages for alleged violations of California antitrust and fair competition laws. The company believes that it has meritorious defenses to plaintiffs' claims in the lawsuits described in this paragraph and intends to vigorously defend these actions. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the claims described in this paragraph, when resolved, will have a material adverse effect upon the company.

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

The company has entered into several capitalized leases for machinery and equipment, including computer equipment, at a cost of $30,077,000 at January 1, 2000 and $39,080,000 at January 2, 1999. These assets are amortized on a straight-line basis over the lease terms and amortization is included in depreciation expense. Accumulated amortization of capital lease cost was
$29,271,000   and   $37,770,000   at  January  1,  2000  and  January  2,  1999,
respectively. The related obligations are included in long-term debt (Note 2). The company also leases warehouses and showroom space, customer service centers and certain equipment under operating leases.

At January 1, 2000, future minimum lease payments for all capital and operating leases exceeding one year were as follows (000s omitted):

-----------------------------------------------------------
                        Capital    Operating   Total Future
                        Leases      Leases      Payments
-----------------------------------------------------------
2000                    $   289    $ 37,835      $ 38,124
2001                        101      32,400        32,501
2002                         47      19,081        19,128
2003                        --        4,369         4,369
2004                        --        9,884         9,884
2005 and thereafter         --       19,674        19,674
-----------------------------------------------------------
Total payments          $   437    $123,243      $123,680
                        ===================================

Rental  payments  under   noncancelable   operating  leases  were   $43,783,000,
$36,351,000 and $74,718,000 in 1999, 1998 and 1997, respectively.

At January 1, 2000, the company had commitments to purchase certain capital assets of approximately $21,500,000.

Note 6 Earnings Per Share

Net income amounts presented in the accompanying consolidated statements of income represent amounts available or related to shareholders. The following table reconciles the denominator of the basic and diluted earnings per share computations:

----------------------------------------------------------------------------------------------------
                                                           1999            1998            1997
----------------------------------------------------------------------------------------------------
Weighted average common shares                          138,591,266     128,031,290     133,523,380
Dilutive incremental shares from assumed
    conversions of options under stock option plans       2,089,657       1,883,888         191,116
----------------------------------------------------------------------------------------------------
Weighted average common shares and
    dilutive potential common shares                    140,680,923     129,915,178     133,714,496
====================================================================================================

Note 7 Derivative Financial Instruments and Fair Value of Financial Instruments

The company has entered into interest rate swap agreements with a total notional amount of $550,668,000 to fix the interest rate paid on portions of amounts outstanding under its revolving credit facilities. The weighted average fixed interest rate paid under the interest rate swap agreements was 6.07 percent in 1999 while the floating rate received averaged 6.25 percent.

                             EXHIBIT 13 -- PAGE 17

The carrying amount and fair value of the company's financial instruments are as follows (000s omitted):

---------------------------------------------------------------------------------------------------
                                                 January 1, 2000            January 2, 1999
                                              Carrying        Fair          Carrying       Fair
                                               Amount         Value          Amount        Value
---------------------------------------------------------------------------------------------------
(Assets)/Liabilities:
     Revolving credit agreements             $ 787,806      $ 787,806      $ 891,057     $ 891,057
     Other obligations                          40,309         40,309         36,385        36,385
     Interest rate swap agreements               2,292         (3,027)         1,972         8,611
     Foreign currency exchange contracts          (178)         7,899           --            --
---------------------------------------------------------------------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Revolving Credit Facilities

The carrying values of the revolving credit facilities approximate their fair values due to the floating market interest rates charged on those facilities.

Other Obligations

The carrying values of other obligations approximate their fair values due to the interest rates charged on those agreements: either floating market rates or fixed rates which approximated market rates available at January 1, 2000 and January 2, 1999.

Interest Rate Swap Agreements

The fair values of the interest rate swap agreements were estimated by obtaining quotes from brokers.

Foreign Currency Exchange Contracts

The fair values of foreign currency exchange contracts were estimated by obtaining quotes from brokers.

Note 8 Acquisition, Sale and Disposal, and Nonrecurring Charges

Acquisition of Queen Carpet Corporation

On October 6, 1998, the company completed its merger with Queen Carpet Corporation ("Queen") for approximately $579,135,000 consisting of approximately 19,444,000 shares of common stock of the company, 3,150,000 shares of Maxim stock, cash of $35,981,000 and assumed debt of approximately $216,000,000. As a result of the sale of the 3,150,000 shares of Maxim stock, during the fourth quarter ended January 2, 1999 the company recorded a loss on the sale of equity securities of $22,247,000 ($13,370,000, net of tax benefit).

The acquisition has been accounted for as a purchase transaction, and, accordingly, the results of operations of Queen have been included in the accompanying consolidated financial statements since October 7, 1998. The purchase price has been allocated to assets and liabilities based on their fair values at the date of acquisition. The excess of the consideration paid over the fair value at the date of acquisition of approximately $334,000,000 has been recorded as goodwill and is being amortized on the straight-line basis over 40 years. The following table summarizes on an unaudited pro forma basis, the consolidated results of operations as though Queen had been acquired on December 29, 1996 (000s omitted except per share data):

----------------------------------------------------------------
                                Year Ended        Year Ended
                              January 2, 1999   January 3, 1998
                                (Unaudited)       (Unaudited)
----------------------------------------------------------------
Net Sales                       $4,163,433        $4,291,140
Net Income                          47,822            46,333
Earnings per common share -
  Basic and Diluted                   0.33              0.30
----------------------------------------------------------------

Plant Closing Costs

In December 1999, the company closed a yarn processing facility and recorded a nonrecurring charge of $1,834,000 ($1,102,000, net of tax benefit, or $0.01 per share).

Charge to Record Sale of Residential Retail Operations, Store Closing Costs and Write-down of Certain Assets

                             EXHIBIT 13 -- PAGE 18

On August 9, 1998, the company sold substantially all of its remaining residential retail operations to Maxim in exchange for 3,150,000 shares of Maxim stock, $25,000,000 cash and a one-year note in the original principal amount of $18,000,000, subject to adjustment. Stores not sold were closed. The company incurred a charge to record the loss on the sale of the residential retail operations, store closing costs and write-down of certain assets of $132,303,000 ($92,660,000, net of tax benefit, or $0.71 per share). Included in the charge were reserves for exit costs, primarily lease termination fees, and employee termination benefits of approximately $15,334,000 and $4,706,000, respectively. As of January 1, 2000, exit cost reserves were $6,433,000. In December 1999, the company recorded an additional charge for exiting the residential retail business of $4,061,000 ($2,441,000, net of tax benefit, or $0.02 per share).

Disposal of Carpets International, Plc

On April 3, 1998, the company completed the disposition of Carpets International, Plc, the company's wholly-owned U.K. subsidiary, which resulted in a removal of certain assets, net of liabilities, of $16.6 million. The disposal resulted in a charge to earnings of $47,952,000 ($20,300,000, net of tax benefit, or $0.15 per share) which was recorded in the fourth quarter of the year ended January 3, 1998.

Charge to Record Store Closing Costs

In December 1997, the company announced a plan to close approximately 100 residential retail stores which resulted in a charge to operations of $36,349,000 ($22,817,000, net of tax benefit, or $0.17 per share) consisting primarily of reductions in the carrying value of long-lived assets of approximately $13,430,000 and reserves for exit costs and employee termination benefits of approximately $17,440,000 and $5,479,000, respectively. Prior to this charge, the company recorded store closing costs of $438,000 ($263,000, net of tax benefit).

Note 9 Segment and Enterprise-Wide Information

Effective in 1998, the company adopted SFAS No. 131. The prior years' segment information has been restated to present the company's two reportable segments: wholesale manufacturing and residential retail.

The accounting  policies of the segments are the same as those described in Note
1. Segment data include intersegment revenues as well as revenues generated among marketing units.

The company's business consists of its wholesale manufacturing operations which sell carpet and related products manufactured primarily in the company's manufacturing facilities, located principally in the southeastern U.S., to wholesalers and retailers located primarily in the U.S., Canada, Australia and Mexico. Beginning in 1996 and continuing through mid-1998, the company built and acquired existing companies which were engagedin residential retail operations which sold floor covering and related products acquired from the company's wholesale manufacturing operations and other floor covering manufacturers directly to residential consumers. These residential retail operations were disposed of in 1998. The company evaluates the performance of its operations on the basis of sales, gross margin and "net divisional contribution" which consists of gross margin less selling expense.

While allocations of various manufacturing costs such as depreciation are made to the marketing units, long-lived assets and administrative costs are not allocated. The table below presents information about reported segments for 1999, 1998 and 1997 (000s omitted):

-----------------------------------------------------------------------------
                Wholesale      Residential
               Manufacturing     Retail        Intercompany     Consolidated
                Operations     Operations      Eliminations       Operations
-----------------------------------------------------------------------------
Net Sales
     1999      $4,107,736      $     --        $     --         $4,107,736
     1998       3,419,538         341,769        (219,105)       3,542,202
     1997       3,170,158         638,662        (233,046)       3,575,774

Gross Margin
     1999      $1,079,488      $     --        $     --         $1,079,488
     1998         772,097         128,273            (621)         899,749
     1997         655,290         243,385          (3,373)         895,302

Selling Expense
     1999      $  442,216      $     --        $     --         $  442,216
     1998         321,208         135,720            --            456,928
     1997         280,174         263,902          (1,014)         543,062
-----------------------------------------------------------------------------

                             EXHIBIT 13 -- PAGE 19

The following are sales and long-lived asset information by geographic area as of and for 1999, 1998 and 1997 (000s omitted):

                          Sales                     Long-Lived Assets
-------------------------------------------------------------------------
Year ended:         U.S.          Foreign         U.S.          Foreign
-------------------------------------------------------------------------
1999             $3,980,874     $  126,862     $1,169,043     $   46,752
1998              3,371,757        170,445      1,131,188         47,889
1997              3,248,014        327,760        832,087         69,114
-------------------------------------------------------------------------

Foreign  sales  are  based on the  country  in which  the  legal  subsidiary  is
domiciled.   Revenue  from  no  single  foreign  country  was  material  to  the consolidated sales of the company.

Note 10 Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1999, 1998 and 1997 is as follows (000s omitted except per share amounts):

------------------------------------------------------------------------------------------------
1999 Quarters                       First           Second            Third          Fourth (1)
------------------------------------------------------------------------------------------------
  Net Sales                       $   955,803     $ 1,065,126      $ 1,082,923     $ 1,003,884
  Gross Margin                        239,174         287,573          292,650         260,091
  Net Income                           40,366          68,057           71,683          47,845
  Earnings Per Share-
    Basic                                0.29            0.48             0.52            0.35
    Diluted                              0.28            0.48             0.51            0.35
------------------------------------------------------------------------------------------------
1998 Quarters                       First           Second(2)         Third          Fourth(3)
------------------------------------------------------------------------------------------------
   Net Sales                      $   864,985     $   873,149      $   851,634     $   952,434
   Gross Margin                       218,871         238,682          209,192         233,004
   Net Income (Loss)                   19,505         (65,221)          39,617          26,731
   Earnings (Loss) Per Share-
    Basic and Diluted(4)                 0.15           (0.54)            0.32            0.19
------------------------------------------------------------------------------------------------
1997 Quarters                       First           Second            Third          Fourth(5)
------------------------------------------------------------------------------------------------
   Net Sales                      $   808,653     $   915,232      $   922,997     $   928,892
   Gross Margin                       200,090         236,992          236,235         221,985
   Net Income (Loss)                   10,478          25,231           25,335         (32,355)
   Earnings (Loss) Per Share-
    Basic and Diluted                    0.08            0.19             0.19           (0.24)
------------------------------------------------------------------------------------------------

(1) Fourth quarter net income and per share amounts for 1999 include a nonrecurring charge related to the closing of one of the company's yarn processing plants of $1,102,000, or $0.01 per share, net of tax benefit and an additional nonrecurring charge for exiting the residential retail business of $2,441,000, or $0.02 per share, net of tax benefit.

(2) Second quarter net income and per share amounts for 1998 include a charge to record the sale of residential retail operations, store closing costs, and write-down of certain assets of $92,660,000, or $0.71 per share, net of tax benefit. The charge was previously reported as $98,203,000; however, in the fourth quarter, a reclassification of $5,543,000 was recorded reducing the charge and increasing operating expenses.

(3) The fourth quarter net income and per share amounts for 1998 include a loss on the sale of equity securities of $13,370,000, or $0.09 per share, net of tax benefit.

(4) The sum of the 1998 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average numbers of shares outstanding used in the quarterly and annual computations.

(5) The fourth quarter net income and per share amounts for 1997 include store closing costs of $22,817,000, or $0.17 per share, net of tax benefit, and a write-down of certain U.K. assets of $20,300,000, or $0.15 per share, net of tax benefit.

Note 11 Subsequent Event

On March 13, 2000, the company commenced a "Dutch Auction" tender offer to acquire up to 12,000,000 shares of its common stock, representing approximately
9.1 percent of its currently outstanding shares. Under the terms of the offer, the company's shareholders may tender their shares at a price within the range of $11.50 to $13.50 per share for a period of 20 business days.


                             EXHIBIT 13 -- PAGE 20

Report of Independent Public Accountants

To the Shareholders of Shaw Industries, Inc.:



We have audited the accompanying consolidated balance sheets of Shaw Industries, Inc. (a Georgia corporation) and subsidiaries as of January 1, 2000 and January 2, 1999 and the related consolidated statements of income, shareholders' investment, and cash flow for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaw Industries, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999 and the results of their operations and their cash flow for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

Atlanta, Georgia

February 11, 2000


                             EXHIBIT 13 -- PAGE 21

Five-Year Financial Review
(000s omitted except share data)
------------------------------------------------------------------------------------------------------------------------------------
                                                              1999           1998           1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                $  4,107,736   $  3,542,202   $  3,575,774    $  3,201,554    $  2,869,828
Cost of Sales                                               3,028,248      2,642,453      2,680,472       2,485,068       2,319,894
Selling, General and Administrative Expenses                  627,075        620,878        722,590         541,338         393,868
Charge to Record Loss on Sale of Residential Retail
   Operations, Store Closing Costs and Write-down
   of Certain Assets                                            4,061        132,303           --              --              --
Charge to Record Plant Closing Costs                            1,834           --             --              --              --
Pre-opening Expenses, Retail Operations                          --             --            3,953          13,595            --
Charge to Record Store Closing Costs                             --             --           36,787            --              --
Write-down of U.K. Assets                                        --             --           47,952            --              --
Nonrecurring Charges                                             --             --             --            49,102           6,967
Interest, Net                                                  62,812         62,553         60,769          42,442          41,901
Loss on Sale of Equity Securities                                --           22,247           --              --              --
Other Expense (Income), Net                                     1,319          4,676         (7,032)         (3,609)            443
Income Before Income Taxes, Equity in Income
   of Joint Ventures and Accounting Change                    382,387         57,092         30,283          73,618         106,755
   As a Percentage of Net Sales                                   9.3%           1.6%           0.8%            2.3%            3.7%
Effective Income Tax Rate                                        41.1%          67.3%          18.4%           59.0%           40.8%
Income Before Equity in Income of Joint Ventures
   and Accounting Change                                      225,026         18,685         24,697          30,155          63,152
Equity in Income of Joint Ventures                              2,925          1,947          4,262           3,868           1,229
Accounting Change                                                --             --             --              --           (12,077)
Net Income                                                    227,951         20,632         28,959          34,023          52,304
   As a Percentage of Net Sales                                   5.5%           0.6%           0.8%            1.1%            1.8%
   As a Percentage of Average Total Assets                        9.9%           1.0%           1.5%            1.9%            3.1%
   As a Percentage of Average Invested Capital                   13.3%           1.3%           1.9%            2.4%            3.9%
   As a Percentage of Average Shareholders' Investment           27.4%           2.9%           4.4%            4.9%            7.4%
Earnings Per Share:
   Basic                                                         1.64           0.16           0.22            0.25            0.38
   Diluted                                                       1.62           0.16           0.22            0.25            0.38
Cash Dividends Per Share                                         0.10          0.075           0.30            0.30            0.30
Property Additions, Net (including acquisitions)              116,441        103,623        106,728         177,062          93,805
Depreciation and Amortization                                  91,636         80,598         94,954          90,906          91,083
Weighted Average Shares Outstanding:
   Basic                                                  138,591,266    128,031,290    133,523,380     135,731,360     135,872,432
   Diluted                                                140,680,923    129,915,178    133,714,496     135,915,308     136,378,159
At Year-End:
   Working Capital                                            581,957        627,560        740,959         670,344         641,445
   Current Ratio                                                  2.2            2.4            3.3             2.6             3.5
   Property, Plant and Equipment, Net                         753,805        716,428        624,379         655,141         631,990
   Total Assets                                             2,291,719      2,261,447      1,967,614       1,984,398       1,662,783
   Total Long-Term Debt                                       823,821        927,434        930,424         825,280         627,130
   Shareholders' Investment                                   868,585        797,368        637,534         671,711         710,189
   Total Invested Capital (1)                               1,692,406      1,724,802      1,567,958       1,496,991       1,337,319
   Shareholders' Investment Per Share                    $       6.55   $       5.66   $       4.86    $       5.06    $       5.22
------------------------------------------------------------------------------------------------------------------------------------

(1) The sum of shareholders' investment and long-term debt.


                             EXHIBIT 13 -- PAGE 22

STOCK INFORMATION
High and low stock prices and cash dividends paid by fiscal quarter

--------------------------------------------------------------------------------------------------------------
                      1999                1998                1997                 Dividends Paid
--------------------------------------------------------------------------------------------------------------
                 HIGH       LOW     High       Low      High      Low      1999         1998         1997
--------------------------------------------------------------------------------------------------------------
1st Quarter     24 1/4    18 7/16  15 3/4    10 15/16  14 1/8   11 7/8    -           7.50 cents   7.50 cents
2nd Quarter     20 3/8    16 7/8   18 3/16   14 7/16   13       10 1/2    -                -       7.50 cents
3rd Quarter     21 11/16  15 7/8   19 15/16  15 1/8    12 7/8   10 1/2   5.00 cents        -       7.50 cents
4th Quarter     17 15/16  13 1/2   24 1/4    12 1/16   13 7/16  10 7/8   5.00 cents        -       7.50 cents
--------------------------------------------------------------------------------------------------------------
                                                                Total   10.00 cents   7.50 cents  30.00 cents
--------------------------------------------------------------------------------------------------------------



                             EXHIBIT 13 -- PAGE 23